División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - [redacted]
División Conver[redacted]
Sacos:
Teléfonos: (02
Bolsas:
Teléfonos: (02

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
[redacted] **Escolares y de Oficina**
43) 2401255 - 2401376 -
PES C.A.
43) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

07025493

Rule 12g3-2 (b) File N° 82-4240

Caracas July 18 2007

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

Vino Papel Escribir, Imprimir, Embalar
(043) 401224 - 401121
Vino Papel Higiénico
43) 407511 - 407413 407534
a Sacos
43) 401357 - 401341
Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club
Chacaíto, Caracas 1050
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

FAVOR DEVOLVER SELLADO Y FIRMADO

ARCHIVO RECIBIDO

Caracas, 07 de mayo de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Estados Financieros Auditados correspondientes al período finalizado el 31 de diciembre de 2006.
2. Análisis de Variaciones año 2006 vs. 2005, Balance General.
3. Análisis de Variaciones año 2006 vs. 2005, Estado de Ganancias y Pérdidas.
4. Carta a la Gerencia. (será enviada con posterioridad)
5. Informe de los Comisarios.
6. Certificación del Acta de la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007 y certificación del Acta de Junta Directiva N° 959 de fecha 27 de abril de 2007.
7. Declaración sobre las remuneraciones a los miembros de la Junta Directiva y funcionarios ejecutivos. (será enviada con posterioridad)
8. Informe de los Administradores.
9. Listado actualizado de accionistas a la fecha de celebración de la Asamblea Ordinaria antes señalada, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores.
10. Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo.
11. Solicitud de solvencia fiscal y última Declaración de Impuesto Sobre La Renta, ejercicio fiscal finalizado el 31 de diciembre de 2006.
12. Publicación del aviso del pago de dividendo.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

ANALISIS DE VARIACIONES
AÑO 2006 vs AÑO 2005
BALANCE GENERAL

ACTIVO

Activo No Corriente

Propiedades, Planta y Equipo, Neto
MMBs.-19.386(-4,48 %)

Las variaciones más importantes son:

- Depreciación Acumulada del periodo MMBs.-20.553

Nota: Durante el año 2006, la compañía evaluó la vida útil estimada de algunos activos generando un beneficio positivo de Bs.2.331 millones , y se estima que se generará un efecto positivo de Bs. 4.651 millones por año, según lo establecido en la NIC 16.

- Disminución Terrenos MMBs.-1.568
- Disminución Construcciones en Proceso MMBs. –563
- Incremento Maquinarias y Equipos de MANPA MMBs.+2.082

  Repotención MP-3 MMBs. 801.
  Adquisición Shell MMBs.400
  Adquisición Shell MP-8 MMBs. 336

- Incremento Edificaciones Manpa MMBs.+354
- Incremento equipos y partes industriales en Transito MMBs.+895

Participación en Empresas Asociadas y Negocios Conjuntos
MMBs.+2.927 (+281,33 %)

	2006	2005
Participaciones en empresas asociadas	0	0
Participaciones en negocios conjuntos	3.966.954	1.040.295
	3.966.954	1.040.295

La variación corresponde totalmente a la **Participación en Negocios Conjuntos.** La variación viene dada por la variación positiva en los resultados de MCA MMBs.+494 y a que la compañía consideró reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

	%	2006	2005	Variación
Simco Recycling Inc.	50	0	-2.432.726	-2.432.726
Manpa Centroamérica, C.A.	50	3.966.954	3.473.021	493.933
		3.966.954	1.040.295	2.926.659

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo"

Mandioca	MMBs.+2.577
Corp. Forest Orinoco	MMBs.+769
Central Cariaco	MMBs.+88
Fibras Secundarias	MMBs.+81
Total	MMBs.3.515
Menos Prov Pérdida Por Deterioro	MMBs.-3.515
	MMBs.0

Activo Corriente

Gastos Pagados por Anticipado
MMBs.-136 (-12,20%)

Las variaciones más relevantes del año 2006 con respecto al año anterior son:

- Disminución en la cancelación de Seguros patrimoniales MMBs. –198
- Disminución del Impuesto sobre la renta retenido a terceros (Valores y Acciones) MMBs. –211
- Software Websecurity y antivirus MMBs. +106
- Aumento Seguros VPP MMBs.+19
-

Inventarios
MMBs. +8.954 (+15,57%)

Al 31 de diciembre de 2006 , los saldos de inventarios se detallan a continuación:

En MMBs	2006	%	2005	%	Variación
Productos Terminados	14.244	21,4%	20.657	35,9%	-6.413
Productos en Proceso	1.197	1,8%	366	0,6%	831
Materia Prima	16.186	24,4%	18.568	32,3%	-2.882
Repuestos	13.740	20,7%	6.999	12,2%	6.742
Inventario en Tránsito	23.268	35,0%	12.585	21,9%	10.683
Menos: Provisión para Obsolencia	-2.171	-3,3%	-1.663	-2,9%	-508
Total	66.465	100,0%	57.511	100,0%	8.954

La variación de los inventarios es producto principalmente de:

- Incremento en Inventario en Tránsito (MMBs. +10.683)
- Incremento en Repuestos (MMBs. +6.742)

- Disminución del Inventario de Productos Terminados (MMBs. -6.413)
- Disminución inventario materia prima (MMBs. –2.382)

Anticipos a Proveedores
MMBs.-1.859 (-52,81%)

Los Anticipos a Proveedores ascendieron a MMBs.1.661 y las principales variaciones en fueron:

- Warner Bros (MMBs. -500)
- QTS (MMBs.-114),
- P&L Global Network (MMBs. -133)
- SSA Global Technologies de Mexico (MMBs.-323)
- Kadant AES Mexico (MMBs.-113)
- Diferencial Cambiario (MMBs.-147)

Efectos y Cuentas por Cobrar Neto
MMBs. +9.072 (+9,52%)

El saldo de este cuenta al cierre de diciembre 2006 es MMBs. 104.409 y está compuesto por:

(En miles de Bs.)	2.006	2.005	VARIACION	VARIACION %
COMERCIALES	65.056.503	56.958.238	8.098.265	14,22%
COMPAÑIAS RELACIONADAS	10.058.465	12.413.496	- 2.355.031	-18,97%
EMPLEADOS	808.691	429.642	379.049	88,22%
DEUDORES DIVERSOS	832.464	872.084	-39.620	-4,54%
IMPUESTO SOBRE LA RENTA PÁGADO POR ANTICIPADO	928.779	2.400.339	- 1.471.560	-61,31%
IVA PAGADO EN EXCESO	23.544.428	14.904.864	8.639.564	57,96%
CREDITO FISCAL IVA – NETO POR COMPENSAR	1.601.280	1.492.571	108.709	7,28%
DEPOSITOS DADOS EN GARANTIA	2.593.169	7.523.954	- 4.930.785	-65,53%
	105.423.779	96.995.188	8.428.591	8,69%
MENOS PROVISION PARA CUENTA DE COBRO DUDOSO	-1.014.483	-1.657.917	643.434	-38,81%
	104.409.296	**95.337.27 1**	**9.072.02 5**	**9,52%**

El incremento de los Efectos y Cuentas por Cobrar Neto es producto básicamente del:

-Aumento Cuentas x Cobrar Comerciales MMBs.+ 8.098 (+14,22 %) producto principalmente del incremento de las ventas netas (15,62 %)

- Aumento "IVA pagado en exceso" MMBs. +8.640 (+57,96 %)
  Este es el Iva retenido por terceros sin poder aplicar.

NOTA: Del saldo actual de IVA PAGADO EN EXCESO han sido aprobados por el Seniat reintegros por MBs.10.262 de Manpa y MBs.429 de su filial Transportes Alpes.

- Disminución "Depósitos Dados en Garantía" MMBs.- 4.931 (-65,53%)

- Disminución Cuentas x Cobrar Relacionadas MMBs.-2.355 (-18,97%)

Manpa de Centroamérica MMBs.-607 y Simco Recycling Corp. MMBs.-1.624

Inversiones disponibles para la venta
MMBs.- 8.597 (-97,51%)

La variación corresponde principalmente a los Bonos 2016 y 2020 que se mantenían en cartera por MMBs.7.915 y el Bono Town Record MMBs.760 en el año 2005.

Efectivo y equivalentes de efectivo
MMBs.+7.778 (+48,28%)

El saldo del Efectivo y Equivalentes de Efectivo aumentó por:

+ Efectivo neto provisto por actividades operacionales MBs. 62.239.767

+ Efectivo neto provisto por actividades de inversión MBs. 7.516.652
(Principalmente venta de las inversiones realizadas en los Bonos 2016 y 2020 y la venta del terreno de cagua)

- **Efectivo usado por actividades de financiamiento MBs. –61.978.309**

Pago de Dividendos Mbs.-61.558.808
Cancelación Deuda bancaria y Papeles comerciales neto Mbs. -419.501

Aumento neto en efectivo y equivalentes de efectivo MBs.7.778.110

PATRIMONIO Y PASIVO

PATRIMONIO
MMBs.-35.905 (-8,50 %)

(En miles de Bs.) PATRIMONIO:	2.005	2.005	Variacion Absoluta	Variación %
Capital social	69.632.690	69.632.690	0	0%
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308	0	0%
Utilidades retenidas:			0	0%
Reserva legal	6.963.269	6.963.269	0	0%
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551	0	0%
No distribuidas	190.866.116	227.169.429	-36.303.313	-15,98%
Resultado no realizado en inversiones	-601.095	-999.188	398.093	-39,84%
Total patrimonio	**386.660.839**	**422.566.059**	**-35.905.220**	**-8,50%**

La variación principal ocurre en la cuenta de Utilidades no Distribuidas MMbs. 36.303 como resultado de

Utilidad Neta del período	MMBs.30.223
menos Dividendos Decretados en el período	MMBs.-66.526
	MMBs. –36.303
menos variación en el Resultado no realizado en Inversiones	MMBs.+398
	MMBs.-35.905

PASIVO NO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a largo plazo
MMBs.+1.254 (+35,10%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad, neto de anticipos a largo plazo.

Impuesto sobre la renta diferido
MMBs.-8.279 (-15,18%)

Bajo NIIF, la provisión de impuesto sobre la renta comprende el impuesto sobre la renta corriente (tasa de impuesto de la legislación fiscal sobre la renta neta fiscal del año) más el Impuesto diferido.

El impuesto diferido comprende las diferencias temporarias que se prevén pagar o recuperar por las diferencias que se generan entre los libros y la contabilidad fiscal, así como los créditos fiscales, rebajas y pérdidas no aprovechadas.

Los impuestos diferidos son determinados con base en el método del balance general.

	2006	**2005**
Pasivo por impuesto sobre la renta diferido	68.522.175	75.680.541
Activo por Impuesto sobre la renta diferido	25.350.859	21.130.933
Menos Reserva de Valuación	3.098.829	-0-
NETO DE IMPUESTO DIFERIDO	**46.270.145**	**54.549.608**

En tal sentido, en los resultados al 31 de diciembre de 2006 se origina un Impuesto Diferido Ingreso por la variación entre las partidas temporarias de un año con respecto al otro

2006	MBs. 46.270.145
2005	MBs. 54.549.608

Impuesto Diferido ingreso MBs.- 8.279.463

La reserva de valuación es la porción que se estima que no será realizada del Impuesto sobre la renta diferido activo de los inventarios.

PASIVO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a corto plazo
MMBs.1.367 (+35,32%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad neto, de anticipos a corto plazo

Papeles Comerciales
MMBs.+8.450 (286,77%)

La variación corresponde al incremento de los Papeles Comerciales en circulación en MMBs. 8.450.

Al cierre de diciembre 2006 el saldo de papeles comerciales en circulación es de MMBs.11.396.

Préstamos a Corto Plazo
MMBs.-8.850 (-18,82)

La variación de la deuda bancaria a corto plazo fue producto de los nuevos préstamos contratados con bancos en el año 2006 netos de las amortizaciones efectuadas en el año:

A continuación se muestran las variaciones en los saldos de préstamos por banco al cierre de diciembre 2006

BVC	MMBs. +6.195
Provincial	MMBs. +4.778
Venezuela	MMBs. -8.202
Mercantil	MMBs. -6.061
CorpBanca	MMBs. -3.364
Activalores	MMbs. -2.197

Dividendos por Pagar:
MMBs.4.967. (56,88%)

La variación viene dada principalmente porque el dividendo de los ADR's pendiente por la autorización de divisas por parte de CADIVI al 31 de diciembre de 2006 **es mayor** al dividendo de ADR's pendientes por la autorización de divisas por parte de CADIVI al 31 de diciembre de 2005.

Al 31 de diciembre de 2006, el número de ADR´s en 41.159.966 mientras que en el año 2005 ADR´s 31.959.483

El saldo al 31 de diciembre de 2006, corresponde la mayor parte a dividendos de ADR's pendientes por la autorización de divisas por parte de CADIVI (dividendo de Bs. 17 x acción decretado en el mes de agosto de 2006)

Impuestos por Pagar
MMBs.2.116 (720,19%)

La diferencia es principalmente en la variación de monto de Provisión de Impuesto sobre la renta del ejercicio, el cual fue mayor con relación al año 2005 en MMBs.+2.169

Cuentas por Pagar
MMBs. +33.634 (+46,20%)

El incremento de los Efectos y Cuentas por Pagar Neto es producto de un mayor saldo en las cuentas x pagar comerciales, las cuales representan el 83 % del total de Efectos y Cuentas x Cobrar neto

(En Miles de Bs.)

	2.006	2.005	VARIACION	%
COMERCIALES	88.106.488	53.780.859	34.325.629	63,82%
COMPAÑIAS RELACIONADAS	7.470.640	8.585.122	-1.114.482	12,98%
OTROS	3.730.177	2.229.675	1.500.502	67,30%
IVA DE TERCEROS RETENIDO POR PAGAR	1.018.384	918.252	100.132	10,90%
GASTOS ACUMULADOS POR PAGAR	6.106.817	7.284.469	-1.177.652	-16,17%
	106.432.506	**72.798.377**	**33.634.129**	**46,20 %**

<u>Por Pagar Comerciales</u>
MMBs. 34.326 (+63,82%)

El saldo al cierre se ubicó en MMBs. 88.106. El incremento de las cuentas por pagar se debió principalmente al Programa de Mejoramiento de Capital de Trabajo, así como también el incremento de los precios de la fibras y mayores necesidades de materia prima por incremento del volumen de ventas en toneladas métricas.

Las variaciones en los proveedores de pulpa más importantes son:

(En Miles de Bs.)

	2.006	2.005	VARIACION	%
ARACRUZ CELULOSA	2.695.461	0	2.695.461	100,00 %
CELULOSA ARAUCO Y CONSTITUCION	5.326.365	0	5.326.365	100,00 %
CELLMARK	5.931.084	14.739.942	-8.808.858	-59,76%
CMPC CELULOSA	5.831.347	3.739.173	2.092.174	55,95%
SILVANIA	11.858.684	7.421.483	4.437.201	59,79%
FOREST FIBRES LIMITED	19.305.235	8.698.990	10.606.245	121,93 %
FIBRE SOURCE INTERNATIONAL	6.933.679	2.341.121	4.592.558	196,17 %
	57.881.855	**36.940.709**	**20.941.146**	**56,69 %**

Por Pagar Compañías Relacionadas
MMBs.-1.114. (-12,98%)

La variación es producto principalmente del incremento de las cuentas por pagar a

- TGM MMBs.+744
- Simco Recycling MMBs.+1.098
- Manpa de Centroamérica MMBs.-763

Por Pagar Otras
MMBs.+1.501 (67,30%)

Las Variaciones del saldo de Cuentas por Pagar (Otras) más importantes son:

	MMBs.
➢ Regalias	272
➢ INCE-SSO por pagar	1.079
➢ HCM	-193
➢ Fondo de Ahorros de los Trabajadores	161
➢ Otros gastos acumulados TransBK	256

Gastos Acumulados por Pagar
MMBs.-1.178 (-16,17%)

La variación ha sido producto básicamente de las disminuciones/incrementos de otras cuentas, siendo las mas resaltantes:

Utilidades (Valores y Acciones 1003) MMBs.+106
Otros Beneficios Contractuales MMBs.+279
Descuentos y Bonificaciones en Venta MMBs.+919
Intereses sobre Prestaciones Sociales MMBs.-223
Acumulado Consumo Gas MMBs.-515
Provisión BPC´s MMBs.-600
Comisiones por pagar MMBs.-516
Gastos aduana, verificación acopio MMBs.-714

COMISION NACIONAL
DE VALORES
2007 MAY -8 AM 11:40
RECIBIDO

ANALISIS DE VARIACIONES
AÑO 2006 vs AÑO 2005
ESTADO DE GANANCIAS Y PERDIDAS

Volumen de Ventas de Papel (TM)

Al cierre de 2006, el volumen de ventas se ubicó en 142.164 TM vs 129.539 TM en el 2005, lo cual representa un incremento del 9,75% (+12.625 TM), producto del incremento de las ventas nacionales en 11,73 % (+14.340 TM) mientras que las ventas de exportación cayeron en -23,73 % (-1.715 TM) con relación al año anterior.

La mezcla de ventas de Papel en TM del año 2006 comparada con el año anterior es la siguiente:

	2006		*2005*		*Variación*	
Mezcla de Ventas	**TM**	**%**	**TM**	**%**	**TM**	**%**
Exportación	5.622	3,95%	7.837	5,66%	-1.715	-23,37%
Local	136.542	96,05%	122.202	94,34%	14.340	11,73%
Total Papel	142.164	100,00%	129.539	100,00%	12.625	9,75%

INGRESOS POR VENTAS
MMBs.+58.594 (15,62%)

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

(En miles de Bs.)	**2.006**	**2.005**	**Variación Absoluta**	**Variación %**
Ventas de Productos	430.244.838	373.406.646	56.838.192	15,22%
Ingresos por alquileres	2.303.109	845.910	1.457.199	172,26%
Ingresos por servicios	1.105.983	807.724	298.259	36,93%
	433.653.930	375.060.280	58.593.650	15,62%

Ventas de Productos
MMBs.+56.838 (+15,22%)

Las Ventas Netas al cierre de 2006 se ubicaron en Bs.430.245 millones lo cual representa un incremento de 15,22% vs el año anterior como resultado principalmente del aumento registrado en el volumen de ventas puesto que sólo se registraron incrementos de precios en la Div. de Higiénicos, Sacos y Vencaribbean y éstas dos últimas con poca participación en la mezcla de ventas

El precio promedio corporativo refleja un alza del 4,99 %, por debajo de la tasa de inflación anual del 17 %. En el año 2006 no se registró devaluación de la tasa de cambio oficial, quedando la misma en Bs. 2.150 x US$.

	Año 2006	Año 2005	Variación Absoluta	Variación %
Precio Promedio	3.026.398	2.882.581	143.817	4,99%

Costo de Ventas
MMBs.55.341 (+19,46%)

Para el cierre del año 2006, el Costo de Ventas aumentó en Bs.55.341 millones (+19,46%) vs el año 2005, lo cual obedece básicamente a incrementos en el volumen de ventas , en los gastos de fabricación y en el costo de las fibras y materia prima importada. Los gastos de fabricación aumentaron en Bs. 19.121 millones (+ 21 %), principalmente por el incremento de:

- Mano de Obra en Bs. 15.982 millones (+51,58%)
- Reparación, mantenimiento y suministros Bs. 3.145 millones (+99,63%)
- Servicios Contratados en Bs. –376 millones. (-6%)
- Depreciación Bs. 1.344 millones (+26,32%)
- Energía Bs.-3.548 (-20,62%)

Con respecto al aumento en el costo de las fibras y repuestos y otras materias primas importadas, este se origina por el incremento de los precios internacionales como se detalla a continuación:

- Fibra Larga 24 % incremento del precio: enero 2006 US$ 560/tm mientras que para diciembre 2006 US$ 694/tm
- Fibra Corta 10% incremento del precio: enero 2006 US$ 575/tm mientras que para diciembre 2006 US$ 632/tm
- Fibra Natural 19% incremento del precio: enero 2006 US$ 490/tm mientras que para diciembre 2006 US$ 585/tm

En cuanto al comportamiento del costo promedio por TM, este aumenta en Bs. 194.276 (+8,85%).

	Año 2006	Año 2005	Variación Absoluta	Variación %
Costo Promedio	2.390.096	2.195.821	194.276	8,85%

Utilidad Bruta
MMBs.+3.252(+3,59%)

La Utilidad Bruta se ubicò en Bs.93.868 millones, aumentando en Bs. 3.252 millones ò en un 3,59 %. No obstante, el Margen Bruto disminuyò en 2,51 puntos porcentuales con respecto al año anterior, ubicándose en 21,65%. **Tal desmejora en el Margen Bruto es producto de un incremento mayor en el costo de venta por tm (+8,85 %) que el registrado en el precio promedio de venta por tm (+4,99%).**

	2006	**2006**
Margen Bruto	21,65%	24,16%

Gastos de Ventas
MMBs. +4.182 (13,52%)

Los Gastos de Ventas registraron una variación de 13,52 % (MMBs.4.182) al pasar de MMBs.30.939 millones en el 2005 a MMBs.35.121 en el 2006. Este incremento en los gastos de venta estuvo por debajo de la tasa de inflación del año de 17% anual.

Entre las variaciones más resaltantes se encuentran:

- Personal en Bs. 2.267 millones (20%)
- Depreciación Bs.293 millones (49%)
- Provisión Ctas Cobro Dudoso en Bs.-1.100 millones (-160%)
- Descuentos de Mercadeo Bs.2.011 (80%) (Higiénicos)
- Regalías Bs. 972 millones (64,5%)
- Publicidad y Propaganda Bs.-1.855 millones (-58%)
- Transportes Alpes Bs. 2.014 millones

En cuanto a los Gastos de Ventas como % de los Ingresos mejoran en -0,15 puntos, al pasar de 8,25 % en el 2005 a 8,10 % en el 2006.

	2006	2005	Variación
Gastos de Ventas (En MBs.)	35.121.317	30.939.453	4.181.864
Gastos de Ventas como % Ingresos.	8,10%	8,25%	-0,15%

Gastos de Administración
MMBs. +2.923 (+15,40%)

Los Gastos de Administración registraron una variación de MMBs. 2.923 (+15,40%) al pasar de MMbs. 18.985 en el año 2005 a MMBs. 21.908 en el año 2006. El incremento en los gastos de administración estuvo por debajo de la inflación anual de 17 %

Las partidas que presentan mayor variación son:

- Personal Bs.+2.484 millones (23,08%)
- Donación Bs. 230 millones (100%)
- Servicios Contratados Bs. 150 millones (+14%)(Principalmente Contrato de Mantenimiento BPC´s)
- Mantenimiento y Reparación Bs.104 millones (+17%)
- Honorarios Junta Directiva Bs. 63 millones (6,71%)
- Asociaciones, cuotas revistas periódicos Bs.70 millones (27,5%)
- Alquileres Bs. 98 millones (41,25%)
- Honorarios Profesionales Bs. –62 millones (-6,04%)
- Depreciación Bs. -272 millones (-20,62%)

Los Gastos de Administración como % de las Ventas Netas mejoran en 0,01 puntos, al ubicarse en 5,05 % vs 5,06 del año anterior.

	2006	2005	Variación
Gastos de Administ. (En MBs.)	21.908.182	18.985.181	2.923.001
Gastos de Admón. como % Ingresos.	5,05%	5,06%	-0,01%

Utilidad en venta de Activos
MMBs.-83.885 (100%)

Corresponde a la venta del Terreno de Cagua

Gastos Operativos
MMBs.+7.021 (+14,06%)

	2006	2005	Variación
Gastos Operativos. (En MBs.)	56.945.614	49.924.634	7.020.980
Gastos Operativos. como % Ingresos.	13,13%	13,31%	-0,18%

Utilidad Operativa
MMBs.-3.769 (-9,26%)

La Utilidad Operativa disminuyó en Bs. 3.769 millones o en un 9,26%, ubicándose en Bs. 36.923 millones. El Margen Operativo fue de 8,51 %, lo cual representa una disminución en 2,33 puntos con relación al año anterior debido a la desmejora experimentada en la rentabilidad bruta, puesto que los gastos operativos como % de los ingresos mejoraron en 0,18 puntos porcentuales con relación al año 2005.

Márgenes Operativos:

2006	2005 (Variación)
8,51%	10,85% (-2,33%)

Participación en Resultados de negocios conjuntos
MMBs+1.423.(+154,72%)

	2006	2005	Variación	Variación %
Participación en resultados de negocios conjuntos	503.194	- 919.621	1.422.815	-154,72%

Corresponde al 50% de participación de Manpa en los resultados financieros de MCA y en Simco Recycling .

La variación viene dada por la utilidad generada por MCA en el año 2006 con respecto al año 2005 ya que durante el año terminado el 31 de Diciembre de 2006, la compañía consideró reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

Pèrdida en operaciones de Permuta
MMBs.3.672(-100%)

EN MILES DE Bs.	2006	2005	Variación	Variación %
Pérdidas en operaciones con títulos valores	-	- 3.671.665	3.671.665	-100,00%

En el año 2006, no se efectuaron operaciones de permuta

Pèrdida en venta de inversiones disponibles para la venta
MMBs.-763(100%)

EN MILES DE Bs.	2006	2005	Variación	Variación %
Pérdidas en venta de inversiones disponibles para la venta	- 762.975	-	- 762.975	100%

Corresponde a la pérdida generada por la venta a principios del año 2006 de los bonos emitidos por la Republica Bolivariana de Venezuela, comprados en el año 2005.

OTROS INGRESOS(EGRESOS)

Comisiones ADR
MMBs.-9 (1,87%)

EN MILES DE Bs.	2006	2005	Variación	Variación %
Comisiones ADRs	-514.814	-505.370	-9.444	1,87%

Las Comisiones de ADR se mantuvieron prácticamente iguales al año 2005 debido al retraso de CADIVI en el otorgamiento de las divisas del dividendo decretado en agosto de 2006 de Bs. 17 x acción y por consiguiente del pago de la comisión a Depositario.

Impuesto al Dèbito Bancario
MMBs.2.698 (-87,31%)

(EN MILES DE Bs)	2006	2005	Variación	Variación %
Impuesto al débito bancario	-392.141	-3.089.757	2.697.616	-87,31%

En la Gaceta Oficial No. 38.375 de fecha 08 de febrero de 2006 se publicó la Ley mediante la cual se derogó la Ley que establece el impuesto débito bancario.

Otros
MMBs.+974 (-156,28%)

La variación viene dada principalmente porque se generaron mayores ingresos en el año 2006 producto del reverso de la Provisión de Simco Recycling luego de reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio.

Impuestos
MMBs. –4.853 (-110,88%)

En miles de Bs.	**2006**	**2005**	**Variación**
Impuesto sobre la renta neta fiscal	8.265.695	8.821.272	-555.577
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-342.329	-1.342.708	1.000.379
	7.923.366	7.478.564	444.802
Impuesto sobre la renta de ejercicio anterior	832.151	829.338	2.813
Total impuesto sobre la renta corriente	8.755.517	8.307.902	447.615
Impuesto sobre la renta diferido	-8.279.463	-12.684.919	4.405.456
	476.054	**-4.377.017**	**4.853.071**

Utilidad Neta
MMBs. -5.615 (-15,67%)

La Utilidad Neta alcanzò MMBs. 30.223. EL Margen Neto presentó una disminución de 2,59 puntos porcentuales como consecuencia de la caìda de la rentabilidad bruta.

Márgenes Netos:

2006	**2005**	**(Variación)**
6,97%	9,56%	-2,59%

COMISION NACIONAL DE VALORES

2007 MAY -8 AM 11:40

ARCHIVO RECIBIDO

Caracas, 10 de Marzo de 2007.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2006 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2006.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 23 de febrero de 2007, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2006, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006
(Expresados en Miles de Bolívares)

	2006
ACTIVO	
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	413.514.696
Participaciones en asociadas y negocios conjuntos	3.966.954
Total activo no corriente	417.481.650
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	976.279
Inventarios	66.464.739
Anticipos a proveedores	1.661.182
Efectos y cuentas por cobrar - neto	104.409.296
Inversiones disponibles para la venta	219.543
Efectivo y equivalentes de efectivo	23.889.943
Total activo corriente	197.620.982
TOTAL	615.102.632
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	190.866.116
Resultado no realizado en inversiones	(601.095)
Total patrimonio	386.660.839
PASIVO NO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo	4.826.028
Impuesto sobre la renta diferido	46.270.145
Total pasivo no corriente	51.096.173
PASIVO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo	5.236.560
Papeles comerciales	11.396.409
Préstamos a corto plazo	38.169.882
Dividendos por pagar	13.700.974
Impuesto sobre la renta por pagar	2.409.289
Cuentas por pagar	106.432.506
Total pasivo corriente	177.345.620
Total pasivo	228.441.793
TOTAL	615.102.632

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS

POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006

(Expresados en Miles de Bolívares, Excepto la Utilidad Neta por Acción)

	2006
Ingresos por ventas	433.653.930
Costo de ventas	339.785.638
Utilidad bruta	93.868.292
Costos y gastos:	
Gastos de ventas	35.121.317
Gastos generales y administrativos	21.908.182
Utilidad en venta de activos	(83.885)
	56.945.614
Utilidad en operaciones	36.922.678
Participación en resultados de negocios conjuntos	503.194
Costos financieros	(6.480.701)
Ingresos financieros	1.134.458
Diferencias en cambio - neto	(61.402)
Pérdida en venta de inversiones disponibles para la venta	(762.975)
Otros ingresos (egresos):	
Comisiones ADR	(514.814)
Impuesto al débito bancario	(392.141)
Otros - neto	350.717
	(6.223.664)
Utilidad antes de impuestos	30.699.014
Impuesto sobre la renta	(476.054)
Utilidad neta	30.222.960
Utilidad neta por acción:	
Básica	13,17
Diluida	13,17

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2007 MAY -8 PM 11:40

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintisiete (27) de abril del año dos mil siete (2007), siendo las 12:00 m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 22 de abril de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 27 de abril de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en

las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007. Caracas, 22 de abril de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos sesenta y siete millones doscientos cincuenta y dos mil veintitrés (1.967.252.023) acciones**, o sea, más del **ochenta y cinco por ciento (85%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales, una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915, y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437.

Seguidamente, tomó la palabra Nelly González y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en

MANPA

el Colegio de Administradores, bajo N° 35.909, y la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato propuso que la remuneración de los Comisarios Principales fuera de **Dos Millones de Bolívares** (Bs. 2.000.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes.
Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).
Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria,** o sea, **Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión

Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de** VEINTE MIL MILLONES DE BOLIVARES **(Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.** Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

MANPA

Posteriormente se procedió a considerar el Sexto Punto de la convocatoria, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.
Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los siete (7) días del mes de mayo del año dos mil siete.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	3.000	0,000
ATRAMIZ VALI ELIAS	100.000	0.004
BRACHO NOGUERA ALBERTO ACACIO	50.000	0,002
DELFINO MONZON JUAN RAFAEL	72.720	0.003
ELLIS ALVAREZ DE LUGO EDWARD JOHN	1.713.384	0.075
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0.003
FERRES PEREZ JOSE ALBERTO	66.736	0,003
GARCIA RODRIGUEZ LEONARDO	16.150	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GONZALEZ FERRI MANUEL	1.594.510	0.070
HEREDIA JUAN BAUTISTA	100.000	0,004
EFELD BURGUILLOS HANS WALTER	1.065.000	0.046
PERDOMO GONZALEZ NESTOR	119.238	0,005
REINICEK WEIRAUCHOVA HANY	2.245.264	0,098
SOTO APONTE PEDRO JOSE	53.800	0,002
ZABALA VELIZ EUNICES JOSEFINA	5.000	0,000
Total Acciones Representadas =>	10.722.414	0,467
Total Acciones del Quorum =>	1.957.252.027	85.756

VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO
CARA

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA: 27/04/2007
SATACORP PAGINA: 1

COMISION NACIONAL DE VALORES
2007 ... -3 ... 11:40
ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados / Detallado

Nombre Accionista	Cant. Acciones	%
GARCIA ELI	**20.456.474**	**0,892**
INVERSIONES 701170, C.A	20.456.474	0,892
GONZALEZ NELLY	**563.724.276**	**24,574**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2.173
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15.257
DELFINO PARRA ELENA	30.680	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0.020
INMOBILIARIA APA, S.A.	33.600	0,001
INVERSIONES 2.2.2., C.A.	49.510	0,002
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES VEIQUEVE, S.A	127.600	0,006
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0.057
MAURY RODRIGUEZ MARIA EUGENIA	531.100	0,023
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	31.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0.014
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0.001
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0.001
VETA HOLDINGS A V V	5.175.046	0,226
VETA HOLDINGS A.V.V.	29.700	0.001
GONZALEZ NORA	**1.177.092.977**	**51,312**
ATTICUS EMERGING MARKETS FUNDS. LTD	19.723.031	0,860
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.157.294.275	50.449
REZNICEK W. HANY	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
VOLPE RICARDO	**176.832.524**	**7,708**
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
CARRIO DELFINO MIGUEL ENRIQUE.	229.901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	[illegible].464.200	0,195
DITTMER MANZANO EGBERT	[illegible].777.938	0.121
FUNDACION CARLOS DELFINO	100.511.458	4,381
GOMEZ DE ROMERO SYLVIA HELENA	92.450	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	[illegible].425.072	0,062

VENEZOLANO DE CREDITO BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
DATACORP

FECHA : 27/04/2007
PAGINA: 2

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INMOBILIARIA LA ONSEDONIA, C.A	5.724.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 84709 C.A. .	777.797	0,034
INVERSIONES 85735, LTD	23	0,000
INVERSIONES 935431, C.A.	10	0,000
INVERSIONES HYADES, C.A.	220.000	0,010
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LARRAZABAL GONZALEZ EDUARDO ELIAS	9.238	0,000
LARRAZABAL GONZALEZ ENRIQUE	15.700	0,001
LEIZAOLA LARTITEGUI IñAKI	656.000	0,029
MADINA INVESTMENTS LTD.	22	0,000
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	5	0,000
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	13	0,000
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
THREE D INTERNATIONAL MARKETING,INC	20	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
ZURITAS FANNY	**30.912**	**0,001**
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0,001
Total Acciones Representadas =>	1.956.531.609	85,289
Tot. Acciones del Quorum =>	1.967.252.023	85.756

VENEZOLANO DE CREDITO BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

[illegible] VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
[illegible]ATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
[illegible]BRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.000	0.000
[illegible]TAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
[illegible]ACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	50.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	50.000	0.002
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0.003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
ELLIS ALVAREZ DE LUGO EDWARD JOHN				
	Acciones Propias	:=>	1.713.386	0.075
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.713.386	0.075
FERRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	44.736	0.003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	44.736	0.003
GARCIA ELI				
	Acciones Propias	:=>	78.750	0.003
	Acciones Representadas	:=>	20.456.474	0,892
	Total Acciones	:=>	[illegible]0.535.224	0.895
[illegible]CIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	16.150	0.001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	16.150	0.001
[illegible]EZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	[illegible].438.860	0.150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	[illegible].438.860	0.150

VENEZOLANO DE CREDITO BANCO UNIVERSAL, C.A.
AGENTE DE TRASPASO

COMISION NACIONAL
DE VALORES

2007 [illegible] -8 [illegible]

[illegible]NEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
[illegible]ATARIOS

FECHA : 27/04/2007
PAGINA: 2

RECIBIDO

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	1.594.510	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.594.510	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	563.724.276	24,574
	Total Acciones	:=>	563.724.276	24,574
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.177.092.977	51,312
	Total Acciones	:=>	1.177.092.977	51,312
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
[illegible]SFELD BURGUILLOS HANS WALTER				
	Acciones Propias	:=>	1.065.000	0,046
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.065.000	0,046
PERDOMO GONZALEZ NESTOR				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	119.238	0,005
REINICEK W. HANY				
	Acciones Propias	:=>	2.[illegible]45.264	0,098
	Acciones Representadas	:=>	18.794.446	0,802
	Total Acciones	:=>	2[illegible].439.710	0,900
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	53.800	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	53.800	0,002
VOLPE RICARDO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1[illegible]4.822.524	7,708
	Total Acciones	:=>	1[illegible].822.524	7,708

VENEZOLANO DE CREDITO BANCO UNIVERSAL
AGENTE DE TRASPASO

COMISION NACIONAL DE VALORES

MANUFACTURAS DE PAPEL CA(MANPA)

Especial

RECIBIDO

Nombre Accionista			Cant. Acciones	%
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	5.000	0.000
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	5.000	0.000
ZURITAS FANNY				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	30.912	0.001
	Total Acciones	:=>	30.912	0.001
	Total Acciones General	:=>	1.947.254.023	85.756

VENEZOLANO DE CREDITO BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL FECHA : 27/04/2007
34T4C0AP

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.967.252.023

% Quroum : 85.756

Total Accs. Tipo "A"	: 2.294.009.424
Total Accs. Tipo "A" Presentes	: 1.967.252.023
% Quroum Tipo "A"	: 85.756

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el día 31 de marzo de 1950, bajo el N° 379, tomo 1-B (Expediente 3251), carácter que consta en Acta de Junta Directiva No. 944 de fecha 21 de abril de 2006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 03 de mayo de 2006, bajo el No. 10, Tomo 57-A-Pro, por el presente documento **Certifico que el presente listado de accionistas presentes, representantes / apoderados (detallado), especial y estado de quórum**, que consta de siete (7) folios en total, fue emitido por el Venezolano de Crédito, S.A. BANCO UNIVERSAL, en su condición de Agente de Traspaso, para el establecimiento del quórum de la Asamblea General Ordinaria de Accionistas celebrada el 27 de abril de 2007 a las 12:00 m. Certificado que emito en Caracas, a los tres (03) días del mes de abril de dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Carlos Delfino T.
Presidente de la Junta Directiva

MANPA

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

> *"**Acta Nº 959:** Hoy, veintisiete (27) de abril de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y los Directores Suplentes Fernando Paparoni en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor. Unico: La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 07 de mayo de 2007 y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de mayo de 2007, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de doce bolívares (Bs. 12,oo) por acción, para cada una de las dos mil doscientos noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."*

Certificación que expido en Caracas a los veintisiete (27) días del mes de abril del año dos mil siete.

MANUFACTURAS DE PAPEL C.A.

(f). CARLOS DELFINO T.
Presidente de la Junta Directiva

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas 30 de Marzo de 2007

INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO ECONOMICO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DEL 2006

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado al 31 de diciembre de 2006 con la finalidad de someterlo a su consideración.

Durante el año 2006 la empresa operó en un ambiente económico y de negocios caracterizado principalmente por los siguientes factores:

1. Inflación local del 16,97% para el período, de acuerdo a cifras publicadas por el Banco Central de Venezuela.

2. Aumento en el precio de la pulpa importada, principal materia prima de nuestros productos en US $ 70 por tonelada métrica o un 16.72%, al pasar en promedio de US $ 568 por tonelada métrica en el año 2005 a US $ 663 por tonelada métrica en el año 2006.

3. Tasa de cambio de Bolívares 2.150 por US $ sobrevalorada nominalmente en un 42%, cuando se le compara con la tasa de equilibrio comercial de Bs. 3.053 por US $ de acuerdo a la empresa de estudios económicos METROECONOMICA. Esto ha causado un efecto negativo de competencia sobre la producción local al abaratar los productos de importación, dado el subsidio existente en la paridad cambiaria.

4. El gobierno mantuvo el sistema de regulación de precios implementado en el año 2003, donde se fijaron los Precios Máximos de Venta al Público (PMVP) de los papeles higiénicos, los cuales no han sido modificados desde entonces. Adicionalmente, la tasa de cambio durante el período enero 2003 y diciembre 2006 pasó de Bolívares 1.600 por US $ a Bolívares 2.150 por US $, lo que representa un deslizamiento cambiario de un 34,4% aproximadamente, mientras que la inflación acumulada para el mismo periodo alcanzó un 96,89%, de acuerdo a cifras del Banco Central de Venezuela. La División de Higiénicos en el año 2006 representó el 41,25% del volumen total de negocios de la empresa.

En el año 2006 el volumen total de ventas de papel de la empresa fue de 142.164 TM incrementándose en un 9,75%, cuando se compara con las 129.539 TM vendidas el año 2005.

Durante el ejercicio finalizado el 31 de diciembre de 2006, se obtuvo una utilidad neta de acuerdo a las Normas Internacionales de Información Financiera de Bolívares 30.223 millones. Las ventas netas alcanzaron la cantidad de Bolívares 433.654 millones, lo cual comparado con las ventas del año 2005, de Bolívares 375.060 millones, representa un incremento del 15,62%.

MANPA

La compañía realizó durante el año 2006, inversiones de capital por Bolívares 2.865 millones, las cuales estuvieron básicamente dirigidas a la adquisición de maquinaria para la modernización de las áreas de conversión, así como de equipos industriales para el mantenimiento de los procesos productivos.

Siguiendo con la tradicional política de dividendos la compañía decretó en la Asamblea General Ordinaria de accionistas celebrada el mes de abril de 2006, un dividendo en efectivo de Bs. 12 por cada acción que conforma el capital social de la compañía, para un total de 27.528 millones. Igualmente en el mes de agosto del mismo año, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 17 por cada acción que conforma el capital social de la empresa. El total de dividendos repartidos en el ejercicio 2006 fue de Bs. 66.526 millones, lo que representa un aumento de Bolívares 20.646 millones o un 45% en comparación con los dividendos decretados y pagados en el año 2005.

Con la finalidad de mejorar y fortalecer nuestro recurso humano, así como cumplir con las diferentes leyes y regulaciones de la Republica Bolivariana de Venezuela, en las áreas gerenciales, profesionales, técnicas y de seguridad industrial la empresa llevo a cabo su Plan Anual de Adiestramiento en el cual se invirtieron un total de 60.004 horas / hombre.

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA), S.A.C.A. cumple con lo establecido en la Resolución N° 19-1-2005 de fecha 2 de febrero de 2005, emitida por la Comisión Nacional de Valores con relación a los principios de Gobierno Corporativo, a través del funcionamiento del Comité de Auditoria, el cual está conformado en su mayoría por Directores Independientes de acuerdo a los criterios contenidos en la Resolución antes mencionada.

La Junta Directiva presenta así los hechos más resaltantes ocurridos durante el ejercicio terminado el 31 de diciembre de 2006, y desea agradecer a todo su personal quienes con su esfuerzo y empeño contribuyeron a los logros obtenidos por la empresa.

De conformidad con el Código de Comercio se somete a la Asamblea para su aprobación con vista del Informe de los Comisarios, el presente Informe de Gestión y el Balance General y Estado de Ganancias y Pérdidas Auditado para el ejercicio económico comprendido entre el 1° de enero y el 31 de diciembre de 2006, elaborados de acuerdo a Normas Internacionales de Información Financiera (NIIF´s)

Atentamente,

Lic. CARLOS DELFINO T.
Presidente de la Junta Directiva

ANCO VENEZOLANO DE CREDITO
OMPUTACIONES VENCRED
GENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

ALANCE DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 1

OMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

IPO DE ACCIONES => TODAS

CCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
AN0000000168	AÑEZ DELFINO ALBERTO ENRIQUE	V003663396	3,343	3,343	0	0	0
AN0000000673	AÑEZ DELFINO ARNALDO JOSE.	V003657855	10	10	0	0	0
AN0000001347	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	879	0	0	0
AN0000000601	ABREU MACHADO RICHARD RAFAEL	V009416155	1,386	1,386	0	0	0
AN0000001580	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2,500	2,500	0	0	0
AN0000001343	ACOSTA SIMON JUAN ROBERTO	V006161694	15,000	15,000	0	0	0
AN0000000249	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	378	0	0	0
AN0000001461	ADRIANZA ALVAREZ MINERVA	V001075032	9,300	9,300	0	0	0
AN0000000628	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6,972	6,972	0	0	0
AN0000000562	AGUIRRE FIGUEROA JOSE	V007554034	1,386	1,386	0	0	0
AN0000000761	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2,100	2,100	0	0	0
AN0000001369	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20,000	20,000	0	0	0
AN0000002048	ALAS RODERO PATSY	V015664156	331	331	0	0	0
AN0000001384	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5,000	5,000	0	0	0
AN0000001692	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	300	0	0	0
AN0000000726	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8,400	8,400	0	0	0
AN0000000485	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1,134	1,134	0	0	0
AN0000000754	ALMEIDA MARTINS ALFONSO	V006463879	87,500	87,500	0	0	0
AN0000000594	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1,890	1,890	0	0	0
AN0000000550	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413,988	413,988	0	0	0
AN0000001633	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23,000	23,000	0	0	0
AN0000000602	APARICIO ARGENIS ANTONIO	V007188231	1,890	1,890	0	0	0
AN0000000603	APONTE TOVAR JOSE CUPERTINO	V002844635	1,890	1,890	0	0	0
AN0000000860	ARANA PEROSA CARLOS JESUS	V002765221	51,000	51,000	0	0	0
AN0000001886	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32,650	32,650	0	0	0
AN0000000358	ARAQUE BENZO EDUARDO JOSE	V004772544	1,764	1,764	0	0	0
AN0000000607	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1,890	1,890	0	0	0
AN0000000142	ARENAS NELSON	V003054578	1,079	1,079	0	0	0
AN0000000595	AREVALO JULIO ZENON	V002239800	1,890	1,890	0	0	0
AN0000001448	ARISMENDI DELFINO ANA MARIA	V011234712	4,100	4,100	0	0	0
AN0000001431	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5,100	5,100	0	0	0
AN0000001449	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8,200	8,200	0	0	0
AN0000001212	ARISTIGUETA LANDAETA EDUARDO	V006558032	23,100	23,100	0	0	0
AN0000000121	ARMANECA BIENES Y RAICES, C.A.	J303139027	49,847,580	49,847,580	0	0	0
AN0000002054	ASUAJE SEQUERA CARLOS JOSE	V002504560	15,000	15,000	0	0	0
AN0000001273	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1,000	1,000	0	0	0
AN0000001793	ATRAMIZ VALI ELIAS	V002935310	100,000	100,000	0	0	0
AN0000001459	AVILA CABARCAS REINALDO ANTONIO	V006257968	5,010	5,010	0	0	0
AN0000001188	BACAL TEITELBOIM MARIO	V006256146	15,200	15,200	0	0	0
AN0000001465	BALBAS OLIVEROS OMAR JESUS	V003655672	5,000	5,000	0	0	0
AN0000000376	BALL FERRERO OLY ARLETTE	V006974690	42	42	0	0	0
AN0000000707	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52,500	52,500	0	0	0
AN0000000710	BANEX VALORES.	J300353141	7,200	7,200	0	0	0
AN0000000251	BANGUAIRA FONDO MUTUAL.	J003530557	1,008	1,008	0	0	0
AN0000000703	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3,300	3,300	0	0	0
AN0000001719	BEAR STEARNS SECURITIES CORP.	J301021452	21	21	0	0	0
AN0000000568	BECERRA SEPULVEDA EUSTACIO	V004829890	1,890	1,890	0	0	0
AN0000000093	BECKER CARDENAS FREDDY JOSE.	V006257141	902,730	902,730	0	0	0

COMISION NACIONAL DE VALORES

ıANCO VENEZOLANO DE CREDITO
:OMPUTACIONES VENCRED
.GENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

ıALANCE DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 2

:OMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

:IPO DE ACCIONES => TODAS

ıCCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
ıAN0000001995	BEE SUSAN MARY	V011944008	100	100	0	0	0
ıAN0000000638	BELANDRIA MARCO	V003793668	5,250	5,250	0	0	0
ıAN0000001500	BERACHA ZAIDMAN ROBERTO	V003967924	40,000	40,000	0	0	0
ıAN0000001233	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1,100	1,100	0	0	0
ıAN0000000119	BERTOLINI BETTALLI DANIELA.	V003176146	89,754	89,754	0	0	0
ıAN0000000453	BIMBLICH SANDOR ARIEH	V011227252	294	294	0	0	0
ıAN0000000569	BLANCO BOLIVAR SONIA MARITZA	V007257602	1,386	1,386	0	0	0
ıAN0000000596	BLANCO JULIAN JOSE	V008471709	1,134	1,134	0	0	0
ıAN0000001187	BLANCO PARDO ABEL	V006319742	3,200	3,200	0	0	0
ıAN0000000487	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1,764	1,764	0	0	0
ıAN0000001643	BLASSINI OTERO SUSANA CRISTINA	V006972849	2,000	2,000	0	0	0
ıAN0000001441	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	1	0	0	0
ıAN0000000196	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	168	0	0	0
ıAN0000000281	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10,458	10,458	0	0	0
ıAN0000000571	BOWEL LEWIS ALBERTO JOHN	V001158996	1,890	1,890	0	0	0
ıAN0000001044	BRACHO SIERRA JOSE LUIS	V000242384	26,000	26,000	0	0	0
ıAN0000001402	BRANDWAJN POLER MAXIM JACOB	V013308298	1,000	1,000	0	0	0
ıAN0000000287	BRICEŸO BRAUN ALVARO.	V003659996	5,292	5,292	0	0	0
ıAN0000000076	BRICEŸO LUJAN ALFREDO JOSE.	V006824422	7,182	7,182	0	0	0
ıAN0000001375	BRICENO MARIN NELSON OCTAVIO	V006915707	400	400	0	0	0
ıAN0000001071	BROWN BROTHERS HARRIMAN & CO.	J308858544	140,000,000	140,000,000	0	0	0
ıAÑ0000000266	BRUTTINI SILVA GIORGIO	V009970210	252	252	0	0	0
ıAN0000001577	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10,000	10,000	0	0	0
ıAN0000001922	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13,030	13,030	0	0	0
ıAN0000000844	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	2	0	0	0
ıAN0000000758	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1,260	1,260	0	0	0
ıAN0000001560	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	137,188,465	137,188,465	0	0	0
ıAN0000000385	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1,428	1,428	0	0	0
ıAN0000000752	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	28	0	0	0
ıAN0000000766	CALATRAVA DE OLIVARES MARIA	V000219225	55,500	55,500	0	0	0
ıAN0000001209	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5,500	5,500	0	0	0
ıAN0000001913	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28,500	28,500	0	0	0
ıAN0000000279	CALZADA DE HERNANDEZ MARIA C	V006064481	10,064	10,064	0	0	0
ıAN0000000793	CAMAIONI BALDINI ANTONIO	V006276564	15,000	15,000	0	0	0
ıAN0000000181	CAMPOS MURILLO ELISEO	E081752778	420	420	0	0	0
ıAN0000001311	CAMPOS SORGA MARIANA	E000685090	3,500	3,500	0	0	0
ıAN0000000656	CANELLA DE DIAZ SONIA	V004351865	16,800	16,800	0	0	0
ıAN0000000659	CANELLA DE MILLAN ELIZABETH.	V004351867	16,800	16,800	0	0	0
ıAN0000000657	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16,800	16,800	0	0	0
ıAN0000001683	CAPO LINARES JOSE RAFAEL	V007683413	12,500	12,500	0	0	0
ıAN0000000588	CARACAS ANDRADE LAUREANO JOSE	V009645202	1,890	1,890	0	0	0
ıAN0000001306	CARBALLO DE DIAZ MARGARITA	V001718702	5,200	5,200	0	0	0
ıAN0000001876	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18,000	18,000	0	0	0
ıAN0000000021	CARDENAS DE BURRON GRACIELA.	V006184996	1,824,606	1,824,606	0	0	0
ıAN0000000022	CARDENAS DE YERENA MORELLA.	V004350928	3,738	3,738	0	0	0
ıAN0000000598	CARDENAS SANCHEZ WILLIAM	V004231978	1,134	1,134	0	0	0
ıAN0000000305	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229,901	229,901	0	0	0
ıAN0000001501	CARRERO CUBEROS BERNABE	V000642297	5,000	5,000	0	0	0

ALANCE DE ACCIONISTAS DE LA EMPRESA =>

OMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

IPO DE ACCIONES => TODAS

CCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
IAN0000000836	CARRILLO ACOSTA CIPRIANO	V003969619	100	100	0	0	0
IAN0000001766	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	400	0	0	0
IAN0000000764	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1,500	1,500	0	0	0
IAN0000000909	CASTILLO JOSE EDECIO	V003921437	650	650	0	0	0
IAN0000000981	CEBALLOS LOPEZ IRVING	V002780050	10,000	10,000	0	0	0
IAN0000000667	CHACIN LLAMOZAS MARCEL	V007191552	52,500	52,500	0	0	0
IAN0000000826	CHANG HUNG YUNG YEN	V006127542	30,000	30,000	0	0	0
IAN0000001917	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56,732	56,732	0	0	0
IAN0000001106	CHASEWOOD FINANCIAL, S.A.	J303821456	24,768,085	24,768,085	0	0	0
IAN0000000897	CHAZZAOUI PIñA RAUF	V010204146	6,000	6,000	0	0	0
IAN0000001335	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4,150	4,150	0	0	0
IAN0000001355	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4,150	4,150	0	0	0
IAN0000001334	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4,150	4,150	0	0	0
IAN0000000718	CISNERO DE DAVILA MARIA TERESA	V005532335	252,000	252,000	0	0	0
IAN0000000717	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33,680	33,680	0	0	0
IAN0000000802	CLARIDGE, LTD.	J303120792	350,000,000	350,000,000	0	0	0
IAN0000000212	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1,050	1,050	0	0	0
IAN0000000180	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4,452	4,452	0	0	0
IAN0000000919	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	500	0	0	0
IAN0000000570	COLINA NESTOR RAFAEL	V007366132	1,890	1,890	0	0	0
IAN0000001903	COLMENARES ALTUVE ROSA MARIA	V005965060	11,500	11,500	0	0	0
IAN0000000459	COLMENARES LUIS EDUARDO	V000000000	61,740	61,740	0	0	0
IAN0000001754	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5,000	5,000	0	0	0
IAN0000000419	CONDE DELFINO GUSTAVO EMILIO	V003151827	682,080	682,080	0	0	0
IAN0000000145	CONDE DELFINO VALENTINA ISABEL	V003484561	10,752	10,752	0	0	0
IAN0000000424	CONDE ROTUNDO EMILIO LUIS	V013309477	31,668	31,668	0	0	0
IAN0000000923	CONSORCIO AMERIVAL,C.A	J303229638	12,800	12,800	0	0	0
IAN0000000999	CONTRERAS CASARES FRANCISCO	V005310238	200	200	0	0	0
IAN0000001707	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	740	0	0	0
IAN0000000640	CORDERO ALCALA MARIANA	V007254309	5,250	5,250	0	0	0
IAN0000000206	CORNIELES RAMON ENRIQUE	V000215333	210	210	0	0	0
IAN0000001623	CORPORACION ALZURAVI, C.A.	J304414234	23,000	23,000	0	0	0
IAN0000000289	CORPORACION ARAPACOA, C.A.	J003620351	2,910	2,910	0	0	0
IAN0000001834	CORPORACION INFISA, C.A.	J304182201	1,000	1,000	0	0	0
IAN0000001180	CORPORACION RIMCAR, C.A.	J002510900	32,780	32,780	0	0	0
IAN0000002044	CORPORACION SIETE COLINAS, C.A.	J312059095	17	17	0	0	0
IAN0000000619	CORREA DE GONZALEZ MARTA ELENA	V004459236	1,560	1,560	0	0	0
IAN0000001003	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4,920	4,920	0	0	0
IAN0000001796	COSTANTE TOGLIA MICHELE	V009881238	5,000	5,000	0	0	0
IAN0000000803	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3,000	3,000	0	0	0
IAN0000001818	DAPARTE REBODERO MARIA ISABEL	V006970615	16,500	16,500	0	0	0
IAN0000001716	DAVILA AVENDAÑO SYR GERMAN	V011314861	2,300	2,300	0	0	0
IAN0000000491	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1,134	1,134	0	0	0
IAN0000000114	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	756	0	0	0
IAN0000000472	DE DURAN EMILIA	V000000000	882	882	0	0	0
IAN0000000230	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	420	0	0	0
IAN0000000471	DE LA PORTA OLGA R.	V000000000	882	882	0	0	0
IAN0000000702	DE SOUSA JOAO ISMAEL	V010824127	10,500	10,500	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000470	DE UXCATEGUI MARINA	V000000000	882	882	0	0	0
MAN0000000649	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78,750	78,750	0	0	0
MAN0000000460	DELFINO ARRIENS ENRIQUE	V000000000	53,424	53,424	0	0	0
MAN0000002037	DELFINO BERTRAN SILVANA	V015182081	67,583	67,583	0	0	0
MAN0000000719	DELFINO DE ARISMENDI BEATRIZ	V003180818	126,000	126,000	0	0	0
MAN0000001889	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84,000	84,000	0	0	0
MAN0000001324	DELFINO GOMEZ JOSE IGNACIO	V007251132	5,000	5,000	0	0	0
MAN0000000071	DELFINO MONZON JUAN RAFAEL	V003659618	72,720	72,720	0	0	0
MAN0000000072	DELFINO MONZON RICARDO.	V006820919	11,970	11,970	0	0	0
MAN0000000319	DELFINO PARRA ELENA MARGARITA.	V006398408	460,490	460,490	0	0	0
MAN0000000744	DELFINO PARRA MARIA ANGELICA	V011306359	1,440	1,440	0	0	0
MAN0000000331	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1,050	1,050	0	0	0
MAN0000000647	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103,244	103,244	0	0	0
MAN0000000645	DELFINO SUBERO VIRGINIA.	V005305004	103,244	103,244	0	0	0
MAN0000000078	DELFINO THORMAHLEN ALEJANDRO	V003659619	291,362	291,362	0	0	0
MAN0000001807	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3,200	3,200	0	0	0
MAN0000001490	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	476	0	0	0
MAN0000001778	DI GENOVA CHIMIENTI ADRIANA	V009968280	4,500	4,500	0	0	0
MAN0000001951	DIANDRA HOLDING A.V.V.	J305533067	5,617,374	5,617,374	0	0	0
MAN0000001896	DIAZ DE FARO SILVIA MARGARITA	V003665350	3,000,000	3,000,000	0	0	0
MAN0000001853	DIAZ DELFINO MARIOLGA	V004771501	2,500,000	2,500,000	0	0	0
MAN0000000891	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6,000	6,000	0	0	0
MAN0000000231	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1,050	1,050	0	0	0
MAN0000002051	DIAZ RODRIGUEZ ANTONIO AUGUSTO	V004084324	1,000	1,000	0	0	0
MAN0000000615	DIAZ YANEZ FERNANDO CARMELO	V004873952	12,600	12,600	0	0	0
MAN0000001316	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8,000	8,000	0	0	0
MAN0000001052	DISTRIBUIDORA RIMERO,C.A	J001541624	1,000	1,000	0	0	0
MAN0000000547	DITTMER MANZANO EGBERT	V002840096	2,777,938	2,777,938	0	0	0
MAN0000000364	DODEL ROURE PIERRE HENRI	E000954238	420	420	0	0	0
MAN0000000245	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8,946	8,946	0	0	0
MAN0000000413	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1,250,000	1,250,000	0	0	0
MAN0000002033	DREISSIG TOVAR INGRID XIOMARA	V006914352	1,000,000	1,000,000	0	0	0
MAN0000001563	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6,500	6,500	0	0	0
MAN0000001287	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	270	0	0	0
MAN0000001936	DUHAU NELSON ALBERTO JUAN	V006285948	60,000	60,000	0	0	0
MAN0000000572	DURAN LUGO LESBIA CRUZ	V004434926	1,764	1,764	0	0	0
MAN0000001981	DUTCH MILL CORPORATION A.V.V.	J000000000	12,384,043	12,384,043	0	0	0
MAN0000001102	EGUEZ DE LIMES REMY MARITZA	V081274533	1,225	1,225	0	0	0
MAN0000001537	EGUI DE MACHADO CRISTINA	V000055748	26,200	26,200	0	0	0
MAN0000000671	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78,750	78,750	0	0	0
MAN0000000669	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78,750	78,750	0	0	0
MAN0000001088	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30,000	30,000	0	0	0
MAN0000001120	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	98	0	0	0
MAN0000001659	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12,000	12,000	0	0	0
MAN0000000265	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4,592	4,592	0	0	0
MAN0000000193	ESCOBAR DE GARCIA ELIGIA.	V002570479	1,302	1,302	0	0	0
MAN0000000541	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5,040	5,040	0	0	0
MAN0000000466	ESPEJO EDGAR EDUARDO	V000000000	5,922	5,922	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000446	ESTUDIOS IDEFIX, S.R.L.	J002304642	10,248	10,248	0	0	0
MAN0000000947	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70,000	70,000	0	0	0
MAN0000000511	FARINA FRIXA ANA MARIA	V004837005	12,138	12,138	0	0	0
MAN0000000542	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20,764	20,764	0	0	0
MAN0000000204	FEBRES PEREZ JOSE ALBERTO	V005972132	2,834	2,834	0	0	0
MAN0000000033	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90,946	90,946	0	0	0
MAN0000001689	FERNANDEZ HERRERA JORGE FELIX	V007221204	12,000	12,000	0	0	0
MAN0000001593	FIGUEIRA JORGE LUIS	V008837512	30,000	30,000	0	0	0
MAN0000001223	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	500	0	0	0
MAN0000001640	FINANCIERA DEL VALLE, C.A.	J302923611	4,000	4,000	0	0	0
MAN0000000627	FREDERICK HOLDING INC.	J000000000	3,908,142	3,908,142	0	0	0
MAN0000000339	FRESCO DJIAN ENRIQUE.	V006197455	5,964	5,964	0	0	0
MAN0000000163	FREYRE DE RICOL LOURDES	V005137550	8,610	8,610	0	0	0
MAN0000000458	FUENTES GILLY MANUEL JOSE	V000000000	124,866	124,866	0	0	0
MAN0000000001	FUNDACION CARLOS DELFINO	J001639560	100,511,658	100,511,658	0	0	0
MAN0000001856	GALARRAGA RODRIGUEZ MARITZA	V004852496	3,400	3,400	0	0	0
MAN0000000467	GARABAN PEREZ FREDDY	V000000000	5,670	5,670	0	0	0
MAN0000000597	GARCIA BLANCO LUISA JOSEFINA	V002996540	1,890	1,890	0	0	0
MAN0000000429	GARCIA CHACON PAULA LIZBETH	V006365400	42	42	0	0	0
MAN0000000608	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1,890	1,890	0	0	0
MAN0000001214	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4,000	4,000	0	0	0
MAN0000000140	GARCIA SANOJA SIXTO JOSE	V005402528	420	420	0	0	0
MAN0000001562	GARCIA SILVA MARITZA JOSEFINA	V005365211	52,708	52,708	0	0	0
MAN0000000270	GASIA GONZALEZ IGNACIO	V003840187	420	420	0	0	0
MAN0000002019	GAUDIO DE CLAMENS ALBA	V002776303	6,300	6,300	0	0	0
MAN0000002017	GAUDIO KEMPIS LIVIA	V003630803	6,300	6,300	0	0	0
MAN0000002018	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6,300	6,300	0	0	0
MAN0000000590	GENTILE NIEVES GINELA FLORA	V009649778	1,890	1,890	0	0	0
MAN0000001172	GERMAN GARCIA MARTIN JOSE	V009410767	2,400	2,400	0	0	0
MAN0000001777	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1,000	1,000	0	0	0
MAN0000000512	GIL BRACHO ARTURO JOSUE	V009673341	3,024	3,024	0	0	0
MAN0000000699	GIL MAYZ CARLOS RAUL JOSE	V015991481	10,500	10,500	0	0	0
MAN0000000700	GIL MAYZ CAROLINA JULIETA	V015865722	10,500	10,500	0	0	0
MAN0000000701	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21,000	21,000	0	0	0
MAN0000000306	GINER ALONSO MARIANO ANGEL	V003157319	1,008	1,008	0	0	0
MAN0000001045	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15,200	15,200	0	0	0
MAN0000001675	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3,000	3,000	0	0	0
MAN0000000402	GOMEZ ARRAIZ ROSA ELENA	V001890122	3,438,860	3,438,860	0	0	0
MAN0000000343	GOMEZ BERTOLINI MARIA LORENA	V009882547	102,600	102,600	0	0	0
MAN0000000399	GOMEZ DE CADENA JOAN MARY	V003281559	3,561,860	3,561,860	0	0	0
MAN0000000109	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2,231,250	2,231,250	0	0	0
MAN0000000043	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88,452	88,452	0	0	0
MAN0000000811	GOMEZ GARCIA IRAYDA LUISA	V000026370	500,000	500,000	0	0	0
MAN0000000809	GOMEZ GARCIA JUAN VICENTE	V000965161	700	700	0	0	0
MAN0000000016	GOMEZ GOMEZ GONZALO	V003177588	45,215	45,215	0	0	0
MAN0000000090	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4,730	4,730	0	0	0
MAN0000000233	GOMEZ MORIN JESUS EMILIO.	V007520172	5,796	5,796	0	0	0
MAN0000001457	GOMEZ PEREZ SIMON ALFREDO	V009878639	6,875	6,875	0	0	0

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001691	GOMEZ RAMOS CATARINA ISABEL	V010349767	1,512	1,512	0	0	0
MAN0000000028	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1,824,606	1,824,606	0	0	0
MAN0000001189	GOMEZ RIVAS OMAR JOSE	V001389601	20,000	20,000	0	0	0
MAN0000000041	GOMEZ RUIZ ALFREDO.	V003177249	50,442	50,442	0	0	0
MAN0000000042	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1,425,072	1,425,072	0	0	0
MAN0000000706	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10,500	10,500	0	0	0
MAN0000000574	GONZALEZ CARIAS AURA VALERIA	V003658179	1,890	1,890	0	0	0
MAN0000001450	GONZALEZ CLAVELLI ANDRES	V006820671	86	86	0	0	0
MAN0000000422	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66,276	66,276	0	0	0
MAN0000001442	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	100	0	0	0
MAN0000001454	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3,440	3,440	0	0	0
MAN0000000050	GONZALEZ F. MARIA FERNANDA.	V004456050	84,546	84,546	0	0	0
MAN0000002047	GONZALEZ FERRI MANUEL	V005422620	1,594,510	1,594,510	0	0	0
MAN0000001827	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5,260	5,260	0	0	0
MAN0000000575	GONZALEZ REYES JOSE ANTONIO	V007227261	1,890	1,890	0	0	0
MAN0000000494	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2,394	2,394	0	0	0
MAN0000000301	GONZALEZ TEIJIDO ADOLFO	V009968472	1,428	1,428	0	0	0
MAN0000000576	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1,890	1,890	0	0	0
MAN0000000786	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1,500	1,500	0	0	0
MAN0000001681	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40,000	40,000	0	0	0
MAN0000001867	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20,000	20,000	0	0	0
MAN0000000313	GROSPERCA, .C.A.	J002382210	2,184	2,184	0	0	0
MAN0000000753	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75,000	75,000	0	0	0
MAN0000001861	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75,000	75,000	0	0	0
MAN0000001339	GUEVARA PORRAS JOSBELL	V006258940	900	900	0	0	0
MAN0000001381	GUTIERREZ DE EGAÝA AMANDA	V004349522	4,500	4,500	0	0	0
MAN0000001645	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2,300	2,300	0	0	0
MAN0000001978	HEREDIA JUAN BAUTISTA	V000639904	60,000	60,000	0	0	0
MAN0000000448	HERMEN 5000 C.A.	J300789705	55,351	55,351	0	0	0
MAN0000001866	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	100	0	0	0
MAN0000001905	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4,410	4,410	0	0	0
MAN0000001748	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10,000	10,000	0	0	0
MAN0000000565	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2,940	2,940	0	0	0
MAN0000000679	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26,250	26,250	0	0	0
MAN0000000292	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2,184	2,184	0	0	0
MAN0000000360	ICCB VALORES, C.A.	J003617296	76,482	76,482	0	0	0
MAN0000001730	INDEX FINANZAS, C.A.	J303712380	25,000	25,000	0	0	0
MAN0000000682	INMOBILIARIA ARA, S.A.	J001564039	33,600	33,600	0	0	0
MAN0000000414	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5,726,851	5,726,851	0	0	0
MAN0000000383	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19,404	19,404	0	0	0
MAN0000000378	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7,434	7,434	0	0	0
MAN0000001203	INVERSIONES AVIDULES, C.A.	J002421171	17,000	17,000	0	0	0
MAN0000000260	INVERSIONES BACIANI,C.A.	J003661708	1,302	1,302	0	0	0
MAN0000000896	INVERSIONES COCOLI C.A.	J001240357	5,000	5,000	0	0	0
MAN0000000312	INVERSIONES GLOBALCORP, C.A.	J300103986	48,678	48,678	0	0	0
MAN0000000403	INVERSIONES GRUPO 21,C.A.	J003159212	2,612	2,612	0	0	0
MAN0000000095	INVERSIONES HYADES, C.A.	J002061022	220,000	220,000	0	0	0
MAN0000001916	INVERSIONES INVEMA 2000, C.A.	J305605831	323,682	323,682	0	0	0

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000107	INVERSIONES INVERDELGO, C.A.	J302652650	1,133,172	1,133,172	0	0	0
MAN0000001168	INVERSIONES JUVIGO C.A	J075481658	9	9	0	0	0
MAN0000001056	INVERSIONES KAZALY, C.A.	J003587648	378	378	0	0	0
MAN0000000234	INVERSIONES KHAFRE, C.A.	J002355476	1,821,456	1,821,456	0	0	0
MAN0000000254	INVERSIONES MOLINILLO, C.A.	J001067906	44,856	44,856	0	0	0
MAN0000000023	INVERSIONES MORAVIA, C.A.	J002393106	50,919,498	50,919,498	0	0	0
MAN0000000394	INVERSIONES OSMARASIL, C.A	J002257814	2,718	2,718	0	0	0
MAN0000000002	INVERSIONES PALMIRA C.A.	J004912739	126	126	0	0	0
MAN0000000236	INVERSIONES PEYISTU, C.A.	J003690686	504	504	0	0	0
MAN0000000058	INVERSIONES PEREZ PARIS.	J000634343	28,980	28,980	0	0	0
MAN0000000445	INVERSIONES PITARA, S.A.	J001363386	8	8	0	0	0
MAN0000002043	INVERSIONES PPSD, C.A.	J312050616	17	17	0	0	0
MAN0000001041	INVERSIONES PRIVEGAS, S.A	J001150382	620	620	0	0	0
MAN0000000390	INVERSIONES SF118 C.A.	J300569055	51,021,642	51,021,642	0	0	0
MAN0000001976	INVERSIONES TALBOT, C.A.	J001528636	3,907,906	3,907,906	0	0	0
MAN0000000439	INVERSIONES TAUCHO, C.A.	J001751025	28,014	28,014	0	0	0
MAN0000000113	INVERSIONES TOMHAR, C.A.	J003311391	18,394,446	18,394,446	0	0	0
MAN0000000683	INVERSIONES VEIQUEVE, S.A	J002142715	127,600	127,600	0	0	0
MAN0000000635	INVERSIONES 19.451, C.A.	J002583886	250,090	250,090	0	0	0
MAN0000000065	INVERSIONES 218177, C.A.	J001217479	3,000,000	3,000,000	0	0	0
MAN0000000135	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815,136	815,136	0	0	0
MAN0000000625	INVERSIONES 301130, C.A	J301651472	20,456,474	20,456,474	0	0	0
MAN0000001008	INVERSIONES 7426, S.A.	J300078485	1,394,606	1,394,606	0	0	0
MAN0000001972	INVERSIONES 85735, LTD	J306225129	22	22	0	0	0
MAN0000000126	INVERSIONES 935431, C.A.	J003444774	10	10	0	0	0
MAN0000000693	INVERSIONES 9861680, C.A.	J003597163	2,164,400	2,164,400	0	0	0
MAN0000000993	INVERSORA BENAZOLVE,S.A	J302092299	40,000	40,000	0	0	0
MAN0000000420	INVERSORA CONDEISA, C.A.	J003614831	682,080	682,080	0	0	0
MAN0000001741	INVERSORA CORRALITO, S.A.	J000766223	9,052	9,052	0	0	0
MAN0000000629	INVERSORA 3-10-64, C.A.	J002671254	423,150	423,150	0	0	0
MAN0000000970	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2,000	2,000	0	0	0
MAN0000001714	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10,000	10,000	0	0	0
MAN0000000248	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5,418	5,418	0	0	0
MAN0000000722	JARDIN DOS SANTOS AMERICO	V011197727	5,000	5,000	0	0	0
MAN0000000939	JESURUM BELISARIO JOSE LUIS	V003187695	100	100	0	0	0
MAN0000000433	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	800	0	0	0
MAN0000000462	JULIO A. VILLASMIL C. Y HNOS. C.A.	J000000000	17,766	17,766	0	0	0
MAN0000001411	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36,000	36,000	0	0	0
MAN0000001350	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	500	0	0	0
MAN0000000468	LA PORTA RENATO	V000000000	5,040	5,040	0	0	0
MAN0000001331	LAM KWAI CHEUNG JACK	E081969353	7,500	7,500	0	0	0
MAN0000000799	LAMUS ROSALES SIMON CLEMENTE	V012384564	28,150	28,150	0	0	0
MAN0000000213	LAPCO TABICMAM LEON.	V000294981	5,334	5,334	0	0	0
MAN0000002045	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15,700	15,700	0	0	0
MAN0000000356	LAURENT BONNET JEAN MICHEL	E082104873	42	42	0	0	0
MAN0000001944	LAZZARI DE VERA LEONORA	V003180798	1,000	1,000	0	0	0
MAN0000000716	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220,500	220,500	0	0	0
MAN0000000189	LEAL VILLALON MARIO PATRICIO.	V012070465	19,404	19,404	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000592	LEMOINE ELIA FREDDY	V003812521	1,890	1,890	0	0	0
MAN0000001352	LEON MARTINEZ LILIAN ONEIDA	V003237154	1,000	1,000	0	0	0
MAN0000001763	LEON RAMIREZ DANICE KATIN	V011932693	3,085	3,085	0	0	0
MAN0000000207	LEON ROJAS ARISTARCO PISENO	V000085225	15,000	15,000	0	0	0
MAN0000000577	LIZCANO GALVAN HENRY ALBERTO	V005266898	1,890	1,890	0	0	0
MAN0000000578	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1,890	1,890	0	0	0
MAN0000001761	LOPEZ RODRIGUEZ LUIS	V006310155	2,500	2,500	0	0	0
MAN0000000335	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	72	0	0	0
MAN0000000729	LOVERA SANCHEZ WILMER EDITO	V005976038	2,400	2,400	0	0	0
MAN0000000325	LOVERA VEGAS JUAN ANTONIO	V005534882	5,000	5,000	0	0	0
MAN0000002032	LUCCA BIANCHI ANABELLA	V015179098	12,384,043	12,384,043	0	0	0
MAN0000001865	LUNA HERNANDO LUIS	V007444883	850	850	0	0	0
MAN0000000539	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21,000	21,000	0	0	0
MAN0000001984	MADINA INVESTMENTS LTD.	J311927476	22	22	0	0	0
MAN0000000949	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8,000	8,000	0	0	0
MAN0000001592	MAMAN NENDEZ GISELA	V009882304	5,000	5,000	0	0	0
MAN0000002023	MANCERA FONT GUSTAVO JOSE	V005532735	1,500	1,500	0	0	0
MAN0000000928	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40,000	40,000	0	0	0
MAN0000000543	MANTEIGA GARCIA JOSE	V002103522	58,632	58,632	0	0	0
MAN0000000750	MANTEIGA PEREZ MAGALY	V008816647	12,600	12,600	0	0	0
MAN0000000796	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9,338	9,338	0	0	0
MAN0000000548	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1,260	1,260	0	0	0
MAN0000000461	MARCIALES MARTIN	V000000000	17,766	17,766	0	0	0
MAN0000001479	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	500	0	0	0
MAN0000000497	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	394	0	0	0
MAN0000001881	MARINE FERRE JOSE	V001866338	2,000	2,000	0	0	0
MAN0000000405	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3,000,000	3,000,000	0	0	0
MAN0000001864	MARTINEZ DIAZ JOSE ANGEL	V002862537	6,157	6,157	0	0	0
MAN0000001557	MARTINEZ DUBRA JOSE MANUEL	E081217643	3,200	3,200	0	0	0
MAN0000001572	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3,200	3,200	0	0	0
MAN0000000269	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3,570	3,570	0	0	0
MAN0000000404	MARTINEZ GOMEZ CARMEN ELENA	V002249670	642,472	642,472	0	0	0
MAN0000001603	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3,200	3,200	0	0	0
MAN0000001487	MATA MERINO MANUEL	V006299093	33,620	33,620	0	0	0
MAN0000000049	MATUTE RUIZ OLGA.	V000000000	114,030	114,030	0	0	0
MAN0000000004	MAURY DE PAPARONI ALICIA	V000228851	168,750	168,750	0	0	0
MAN0000001432	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4,049	4,049	0	0	0
MAN0000000605	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	504	0	0	0
MAN0000002010	MEDRANO DE ASPRINO GLADYS	V000565580	1,260	1,260	0	0	0
MAN0000002009	MEDRANO DE AVILA FELICIA	V000559452	1,260	1,260	0	0	0
MAN0000002008	MEDRANO ESPINOZA JOSE FELIX	V000559830	1,260	1,260	0	0	0
MAN0000002007	MEDRANO ESPINOZA MERCEDES	V001789381	1,260	1,260	0	0	0
MAN0000000768	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11,216	11,216	0	0	0
MAN0000001815	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14,500	14,500	0	0	0
MAN0000000056	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3,066	3,066	0	0	0
MAN0000000763	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	41	0	0	0
MAN0000000094	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1,000	1,000	0	0	0
MAN0000001357	MENDEZ NELLY DE JESUS	V003725794	2,200	2,200	0	0	0

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9019
COMPUTACIONES VENCRED FECHA27/04/07
AGENTE DE TRASPASOS

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001413	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3,000	3,000	0	0	0
MAN0000001666	MENDEZ RANGEL GRICEL ESTHER	V014629079	4,000	4,000	0	0	0
MAN0000000435	MENDOZA PIRES LUIS IGNACIO	V003181392	126	126	0	0	0
MAN0000000524	MERLO MENDOZA ENRIQUE JOSE	V001745320	171,738	171,738	0	0	0
MAN0000001257	MILANASA LLC .	J308476072	5	5	0	0	0
MAN0000000040	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59,850	59,850	0	0	0
MAN0000000500	MOLINA MOROS BENJAMIN	V002245426	2,394	2,394	0	0	0
MAN0000000652	MONTAÑO CARRASCO CIRILO	V000032366	6,750	6,750	0	0	0
MAN0000001674	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6,000	6,000	0	0	0
MAN0000000560	MONTES GOMEZ ALVARO	V009882474	12,600	12,600	0	0	0
MAN0000001409	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16,500	16,500	0	0	0
MAN0000000579	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1,134	1,134	0	0	0
MAN0000000501	MORA CIANGHEROTTI NOEMY	V007220942	1,764	1,764	0	0	0
MAN0000000580	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1,890	1,890	0	0	0
MAN0000001415	MORENO PEREZ ANIBAL JAVIER	V010339020	1,700	1,700	0	0	0
MAN0000001284	MORENO RAFAEL RAMON	V002145478	3,000	3,000	0	0	0
MAN0000001259	MORON APONTE FEDERICO	V000238723	6,600	6,600	0	0	0
MAN0000000648	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5,250	5,250	0	0	0
MAN0000001625	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5,000	5,000	0	0	0
MAN0000000798	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1,000	1,000	0	0	0
MAN0000000201	MOUCHET PERELLO VIKTOR RENE.	V006972947	1,764	1,764	0	0	0
MAN0000001230	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28,000	28,000	0	0	0
MAN0000000159	NANNINI SCOVINO MAURO BRUNO	V005308444	14,300	14,300	0	0	0
MAN0000001004	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	1,157,294,275	1,157,294,275	0	0	0
MAN0000000382	NAVARRO ORTIZ ANGEL	V002060278	56,196	56,196	0	0	0
MAN0000001435	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29,904	29,904	0	0	0
MAN0000000370	NERI LUCIANI ANTONIO JOSE	V009967584	42	42	0	0	0
MAN0000000581	NICOLAU DE GARCIA ROSA MARIA	V005269453	6,300	6,300	0	0	0
MAN0000001378	NUŸEZ ISAVA FERNANDO	V004081010	500	500	0	0	0
MAN0000000242	NUNES ABILIO MANUEL	E081722678	25,882	25,882	0	0	0
MAN0000001904	OCCHINO RAGUSA FILIPPO	V006349236	25,000	25,000	0	0	0
MAN0000001078	OCCHINO RAGUSA GIOVANNI	V006271737	29,942	29,942	0	0	0
MAN0000000557	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3,654	3,654	0	0	0
MAN0000000618	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6,300	6,300	0	0	0
MAN0000001519	ORLANDO LOPEZ ANTONINO	V010823376	2,000	2,000	0	0	0
MAN0000000437	OTEYZA SCULL JAIME	V002940697	5,334	5,334	0	0	0
MAN0000000465	PACHECO MARCIALES LUCIO	V000000000	5,922	5,922	0	0	0
MAN0000001026	PADRON DE GRASSO MARIA SUSANA	V007682347	4,000	4,000	0	0	0
MAN0000001344	PAEZ RINCON MANUEL VICENTE	V010449196	1,067	1,067	0	0	0
MAN0000000856	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	870	0	0	0
MAN0000002034	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	176,994	176,994	0	0	0
MAN0000000064	PAPARONI MAURY ALICIA MARIELA.	V005532404	6,200,000	6,200,000	0	0	0
MAN0000000066	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6,200,000	6,200,000	0	0	0
MAN0000002035	PAPARONI MICALE CONO MARIO	V000270433	176,994	176,994	0	0	0
MAN0000000273	PAPARONI MICALE FERNANDO CESAR	V002113431	905,996	905,996	0	0	0
MAN0000000104	PAPARONI MICALE JOSE GAETANO	V000270434	326,994	326,994	0	0	0
MAN0000002036	PAPARONI MICALE JOSEFINA	V001887236	176,994	176,994	0	0	0
MAN0000000684	PAPARONI SANCHEZ GUSTAVO	V006749570	2,000	2,000	0	0	0

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9019
COMPUTACIONES VENCRED FECHA27/04/07
AGENTE DE TRASPASOS

BALANCE DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000685	PAPARONI SANCHEZ SILVIA	V011739030	12,000	12,000	0	0	0
MAN0000001348	PARDO ZABALA MARIA ELIZABETH	V007169271	1,000	1,000	0	0	0
MAN0000000525	PARRA FLORENSA CARLOS JOSE	V008870564	1,134	1,134	0	0	0
MAN0000000291	PARRA PARDI MARIA ELENA	V001719084	3,696	3,696	0	0	0
MAN0000000194	PASSINI CALORE ANGELO.	V002952820	1,882	1,882	0	0	0
MAN0000000502	PATIÑO PEREZ TRINA MARGARITA	V004516265	29,736	29,736	0	0	0
MAN0000000660	PAUL ALFREDO LUIS.	V003177669	5,250	5,250	0	0	0
MAN0000001138	PEÑALOZA CARMEN ZULAY	V009096246	100	100	0	0	0
MAN0000001297	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1,000	1,000	0	0	0
MAN0000000965	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15,000	15,000	0	0	0
MAN0000000554	PERDOMO GONZALEZ NESTOR	V000046884	119,238	119,238	0	0	0
MAN0000000295	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22,428	22,428	0	0	0
MAN0000000611	PEREZ FREDDY ARMANDO	V005217871	12,600	12,600	0	0	0
MAN0000001698	PEREZ LOPEZ RUBEN	V005530411	10,000	10,000	0	0	0
MAN0000001753	PEREZ MADRIZ JULIET BETINA	V005523835	500	500	0	0	0
MAN0000002038	PEREZ RODERO MARIA JOSE	V010517282	1,323	1,323	0	0	0
MAN0000001382	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5,021	5,021	0	0	0
MAN0000000610	PINEDO CASTILLO MAITRELLA	V007226050	504	504	0	0	0
MAN0000000380	PITA PITA CARLOS	V006563699	3,696	3,696	0	0	0
MAN0000000347	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4,452	4,452	0	0	0
MAN0000001758	POLANCO PADILLA JOSUE	V010515242	2,500	2,500	0	0	0
MAN0000001780	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2,800	2,800	0	0	0
MAN0000001710	PONS SOLER JOSE MARIA	V001874068	60,300	60,300	0	0	0
MAN0000001505	PRAT CARIM ARIEL	V001853648	604	604	0	0	0
MAN0000001281	PRATO DE ACEDO JOSEFINA	V001645306	1,600	1,600	0	0	0
MAN0000001891	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1,000	1,000	0	0	0
MAN0000000354	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4,452	4,452	0	0	0
MAN0000001463	PROMOCIONES MAROVEGAS, C.A	J001151966	2,000	2,000	0	0	0
MAN0000000259	PROMOTORA ABSA, C.A.	J003394459	2,366	2,366	0	0	0
MAN0000000333	PUPPIO ZINGG VICENTE JOSE.	V009971382	3,570	3,570	0	0	0
MAN0000001661	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59,850	59,850	0	0	0
MAN0000000527	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59,262	59,262	0	0	0
MAN0000000473	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	126	0	0	0
MAN0000000032	RAMIREZ ORTIZ ANGEL JESUS	V000935431	13	13	0	0	0
MAN0000000348	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	420	0	0	0
MAN0000000329	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	88	0	0	0
MAN0000000035	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40,362	40,362	0	0	0
MAN0000000604	REQUENA ORLANDO ANTONIO	V005269025	1,134	1,134	0	0	0
MAN0000000583	REQUENA WILLIAMS RAMON	V007209963	1,764	1,764	0	0	0
MAN0000000767	RETO VALORES CARVICHI, C.A.	J003578517	20,000	20,000	0	0	0
MAN0000001472	REZNICEK WEIRAUCHOVA HANY	V001710885	2,245,264	2,245,264	0	0	0
MAN0000000229	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3,696	3,696	0	0	0
MAN0000000139	RICOL DE TINOCO ANA LOURDES	V006070708	4,452	4,452	0	0	0
MAN0000000892	RIPANTI DE AMAYA MIREYA	V003971319	50,000	50,000	0	0	0
MAN0000000609	RIVAS BERNERD	V007252841	1,890	1,890	0	0	0
MAN0000000240	RIVERO GUERRERO SAULO ALEJO.	V005129662	1,764	1,764	0	0	0
MAN0000000641	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5,250	5,250	0	0	0
MAN0000001299	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4,018	4,018	0	0	0

ALANCE DE ACCIONISTAS DE LA EMPRESA =>

OMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

IPO DE ACCIONES => TODAS

CCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
AN0000001341	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	708	0	0	0
AN0000000469	RODRIGUEZ ALIX	V000000000	882	882	0	0	0
AN0000000137	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2,142	2,142	0	0	0
AN0000000324	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3,424	3,424	0	0	0
AN0000001678	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3,600	3,600	0	0	0
AN0000000526	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5,964	5,964	0	0	0
AN0000000551	RODRIGUEZ LOPEZ MANUEL	V001450769	187,238	187,238	0	0	0
AN0000001108	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	588	0	0	0
AN0000000553	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12,600	12,600	0	0	0
AN0000001405	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1,570	1,570	0	0	0
AN0000001964	ROMERO MARTINEZ FELIX	V000003609	44,856	44,856	0	0	0
AN0000000272	ROMERO THORMAHLEN ANDRES.	V003664281	36,682	36,682	0	0	0
AN0000001222	ROMERO VALENCIA CARLOS	V003869107	4,000	4,000	0	0	0
AN0000000540	RONDON MOLINA HAZAUL	V002289790	5,964	5,964	0	0	0
AN0000001696	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2,460	2,460	0	0	0
AN0000002012	ROSALES DE LABRADOR SONIA	V002153578	210	210	0	0	0
AN0000002011	ROSALES DE PARRA GLORY	V003231676	210	210	0	0	0
AN0000002013	ROSALES DE PEREZ MIRNA	V003476104	210	210	0	0	0
AN0000002014	ROSALES MEDRANO CARLOS	V002155250	210	210	0	0	0
AN0000002016	ROSALES MEDRANO LUIS	V003406526	210	210	0	0	0
AN0000002015	ROSALES MEDRANOS PEDRO	V003144380	210	210	0	0	0
AN0000001765	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18,072	18,072	0	0	0
AN0000000484	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4,704	4,704	0	0	0
AN0000000222	ROTH BLUMENKRANE ALAN DAVID	V005541143	2,646	2,646	0	0	0
AN0000000379	ROTUNDO DE VIEGA ANA MARIA	V005539210	1,050	1,050	0	0	0
AN0000001702	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17,600	17,600	0	0	0
AN0000001245	RUBIO ESPITIA JOSE GREGORIO	V000987645	2,000	2,000	0	0	0
AN0000000505	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1,134	1,134	0	0	0
AN0000000521	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194,148	194,148	0	0	0
AN0000000048	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114,030	114,030	0	0	0
AN0000000428	RUIZ DE PANTIN ELENA	V000000000	18,438	18,438	0	0	0
AN0000001721	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18,250	18,250	0	0	0
AN0000000219	RUIZ JORGE ENRIQUE.	V005211678	3,570	3,570	0	0	0
AN0000001974	RUIZ MORENO MARIA AURORA	V003563245	50,000	50,000	0	0	0
AN0000001240	RUSSO LAPENTA ACHILE	V006157440	450	450	0	0	0
AN0000000654	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78,750	78,750	0	0	0
AN0000001422	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23,500	23,500	0	0	0
AN0000000747	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8,400	8,400	0	0	0
AN0000000749	SALAS PARRA TITO	V000028087	188,160	188,160	0	0	0
AN0000001596	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250,000	250,000	0	0	0
AN0000000038	SANABRIA GARCIA ENRIQUE	V003658351	115,164	115,164	0	0	0
AN0000000686	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112,000	112,000	0	0	0
AN0000001340	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15,500	15,500	0	0	0
AN0000001591	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6,097	6,097	0	0	0
AN0000001452	SANDOVAL SUAREZ JOSE ALI	V003729248	50,000	50,000	0	0	0
AN0000000235	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	882	0	0	0
AN0000001424	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	20	0	0	0
AN0000001438	SAVINO PALACIOS RAUL	V004354308	4,000	4,000	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	AC
MAN0000000303	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1,428	1,428	
MAN0000000267	VALLES MARCANO ALFREDO.	V003657158	320	320	
MAN0000000149	VALORES PISA, C.A.	J003324612	5,964	5,964	
MAN0000001204	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8,680	8,680	
MAN0000001425	VARELA JAIMES EDUARDO ANTONIO	V003322613	30,000	30,000	
MAN0000000586	VASQUEZ BRICEÝO JOSE OMAR	V005759118	1,764	1,764	
MAN0000000300	VEIGA FANDIÝO CARLOS	V005074137	672	672	
MAN0000000452	VELASCO Z. RAFAEL MARIA	V003187699	5,964	5,964	
MAN0000000202	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2,646	2,646	
MAN0000000046	VELUTINI RUIZ ANDRES.	V000005198	114,030	114,030	
MAN0000000045	VELUTINI RUIZ JOSE ANTONIO	V000019865	70,812	70,812	
MAN0000000606	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1,134	1,134	
MAN0000001429	VERGARA SUBERO DAVID RICARDO	V006000031	18,000	18,000	
MAN0000001907	VETA HOLDINGS A V V	J305532834	5,175,046	5,175,046	
MAN0000002050	VIEZ CLESENCIO ANTONIO	V001869982	2,000	2,000	
MAN0000001947	VILLA ROSA HOLDINGS A.V.V.	J305532842	22,269,496	22,269,496	
MAN0000001983	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10,000	10,000	
MAN0000000587	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1,890	1,890	
MAN0000001949	VIRTUOSO HOLDINGS A.V.V.	J305533016	5,617,374	5,617,374	
MAN0000001912	VISCAYA ELBA JOSEFINA	V007233634	2,000	2,000	
MAN0000000507	VIVAS DE DURAN LAURA CECILIA	V004431276	1,764	1,764	
MAN0000000520	VIVAS DE TARRE IRIS TERESA	V002985924	37	37	
MAN0000001105	WALLIS ALBERTO	V010331334	78	78	
MAN0000001358	WHITE SOUL CORP.	J304049854	17	17	
MAN0000001458	ZAFRA VELANDIA JOSE MARTIN	V007246036	1,570	1,570	
MAN0000000522	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3,024	3,024	
MAN0000001291	ZAPPI UYA CLARA DEL CARMEN	V006929097	10,000	10,000	
MAN0000000508	ZARATE MARTINEZ MARIA ELENA	V006226693	2,394	2,394	
MAN0000000556	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59,262	59,262	
MAN0000000558	ZULOAGA POCATERRA PEDRO	V004765495	2,238	2,238	
			2,294,009,424	2,294,009,424	
TOT. ACCIONISTAS		606			

** FIN DEL REPORTE **

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL RIF J-00002970-9

BANCO VENEZOLANO
COMPUTACIONES VEN
AGENTE DE TRASPAS

BALANCE DE ACCION

COMPA#IA: MA

TIPO DE ACCIONES

ACCIONISTA	N
MAN0000001808	SC
MAN0000000340	SC
MAN0000000366	SC
MAN0000000255	SE
MAN0000000342	SE
MAN0000000483	SE
MAN0000001820	SI
MAN0000000261	SI
MAN0000000357	SI
MAN0000001669	SI
MAN0000000432	SI
MAN0000001313	SI
MAN0000000781	SC
MAN0000001705	SC
MAN0000000921	SC
MAN0000000346	SC
MAN0000000591	SC
MAN0000001840	SC
MAN0000000271	ST
MAN0000001939	SU
MAN0000001241	SU
MAN0000001029	SU
MAN0000000585	SU
MAN0000000012	SU
MAN0000000762	SU
MAN0000001608	SU
MAN0000000971	SU
MAN0000000169	TA
MAN0000000818	TE
MAN0000001897	TH
MAN0000001035	TI
MAN0000000427	TI
MAN0000000122	TC
MAN0000000166	TC
MAN0000002052	TC
MAN0000002053	TC
MAN0000001025	TC
MAN0000001906	TC
MAN0000000563	TC
MAN0000000506	TC
MAN0000001527	TR
MAN0000000735	TR
MAN0000000328	TR
MAN0000000327	TR
MAN0000001566	TR
MAN0000001693	UR
MAN0000000361	UR
MAN0000001739	VA

VENEZOLANO DE CREDITO S.A. BA

ANCO VENEZOLANO DE CREDITO PROGRAMA BATR9019
OMPUTACIONES VENCRED FECHA27/04/07
GENTE DE TRASPASOS

ALANCE DE ACCIONISTAS DE LA EMPRESA => PAGINA 1

OMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

IPO DE ACCIONES => TODAS

CCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
AN0000000168	AÑEZ DELFINO ALBERTO ENRIQUE	V003663396	3,343	3,343	0	0	0
AN0000000673	AÑEZ DELFINO ARNALDO JOSE.	V003657855	10	10	0	0	0
AN0000001347	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	879	0	0	0
AN0000000601	ABREU MACHADO RICHARD RAFAEL	V009416155	1,386	1,386	0	0	0
AN0000001580	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2,500	2,500	0	0	0
AN0000001343	ACOSTA SIMON JUAN ROBERTO	V006161694	15,000	15,000	0	0	0
AN0000000249	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	378	0	0	0
AN0000001461	ADRIANZA ALVAREZ MINERVA	V001075032	9,300	9,300	0	0	0
AN0000000628	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6,972	6,972	0	0	0
AN0000000562	AGUIRRE FIGUEROA JOSE	V007554034	1,386	1,386	0	0	0
AN0000000761	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2,100	2,100	0	0	0
AN0000001369	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20,000	20,000	0	0	0
AN0000002048	ALAS RODERO PATSY	V015664156	331	331	0	0	0
AN0000001384	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5,000	5,000	0	0	0
AN0000001692	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	300	0	0	0
AN0000000726	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8,400	8,400	0	0	0
AN0000000485	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1,134	1,134	0	0	0
AN0000000754	ALMEIDA MARTINS ALFONSO	V006463879	87,500	87,500	0	0	0
AN0000000594	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1,890	1,890	0	0	0
AN0000000550	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413,988	413,988	0	0	0
AN0000001633	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23,000	23,000	0	0	0
AN0000000602	APARICIO ARGENIS ANTONIO	V007188231	1,890	1,890	0	0	0
AN0000000603	APONTE TOVAR JOSE CUPERTINO	V002844635	1,890	1,890	0	0	0
AN0000000860	ARANA PEROSA CARLOS JESUS	V002765221	51,000	51,000	0	0	0
AN0000001886	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32,650	32,650	0	0	0
AN0000000358	ARAQUE BENZO EDUARDO JOSE	V004772544	1,764	1,764	0	0	0
AN0000000607	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1,890	1,890	0	0	0
AN0000000142	ARENAS NELSON	V003054578	1,079	1,079	0	0	0
AN0000000595	AREVALO JULIO ZENON	V002239800	1,890	1,890	0	0	0
AN0000001440	ARISMENDI DELFINO ANA MARIA	V011234712	4,100	4,100	0	0	0
AN0000001431	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5,100	5,100	0	0	0
AN0000001449	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8,200	8,200	0	0	0
AN0000001212	ARISTIGUETA LANDAETA EDUARDO	V006558032	23,100	23,100	0	0	0
AN0000000121	ARMANECA BIENES Y RAICES, C.A.	J303139027	49,847,580	49,847,580	0	0	0
AN0000002054	ASUAJE SEQUERA CARLOS JOSE	V002504560	15,000	15,000	0	0	0
AN0000001273	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1,000	1,000	0	0	0
AN0000001793	ATRAMIZ VALI ELIAS	V002935310	100,000	100,000	0	0	0
AN0000001459	AVILA CABARCAS REINALDO ANTONIO	V006257968	5,010	5,010	0	0	0
AN0000001188	BACAL TEITELBOIM MARIO	V006256146	15,200	15,200	0	0	0
AN0000001465	BALBAS OLIVEROS OMAR JESUS	V003655672	5,000	5,000	0	0	0
AN0000000376	BALL FERRERO OLY ARLETTE	V006974690	42	42	0	0	0
AN0000000707	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52,500	52,500	0	0	0
AN0000000710	BANEX VALORES.	J300353141	7,200	7,200	0	0	0
AN0000000251	BANGUAIRA FONDO MUTUAL.	J003530557	1,008	1,008	0	0	0
AN0000000703	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3,300	3,300	0	0	0
AN0000001719	BEAR STEARNS SECURITIES CORP.	J301021452	21	21	0	0	0
AN0000000568	BECERRA SEPULVEDA EUSTACIO	V004829890	1,890	1,890	0	0	0
AN0000000093	BECKER CARDENAS FREDDY JOSE.	V006257141	902,730	902,730	0	0	0

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9019
COMPUTACIONES VENCRED FECHA27/04/07
AGENTE DE TRASPASOS

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001995	BEE SUSAN MARY	V011944008	100	100	0	0	0
MAN0000000638	BELANDRIA MARCO	V003793668	5,250	5,250	0	0	0
MAN0000001500	BERACHA ZAIDMAN ROBERTO	V003967924	40,000	40,000	0	0	0
MAN0000001233	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1,100	1,100	0	0	0
MAN0000000119	BERTOLINI BETTALLI DANIELA.	V003176146	89,754	89,754	0	0	0
MAN0000000453	BIMBLICH SANDOR ARIEH	V011227252	294	294	0	0	0
MAN0000000569	BLANCO BOLIVAR SONIA MARITZA	V007257602	1,386	1,386	0	0	0
MAN0000000596	BLANCO JULIAN JOSE	V008471709	1,134	1,134	0	0	0
MAN0000001187	BLANCO PARDO ABEL	V006319742	3,200	3,200	0	0	0
MAN0000000487	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1,764	1,764	0	0	0
MAN0000001643	BLASSINI OTERO SUSANA CRISTINA	V006972849	2,000	2,000	0	0	0
MAN0000001441	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	1	0	0	0
MAN0000000196	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	168	0	0	0
MAN0000000281	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10,458	10,458	0	0	0
MAN0000000571	BOWEL LEWIS ALBERTO JOHN	V001158996	1,890	1,890	0	0	0
MAN0000001044	BRACHO SIERRA JOSE LUIS	V000242384	26,000	26,000	0	0	0
MAN0000001402	BRANDWAJN POLER MAXIM JACOB	V013308298	1,000	1,000	0	0	0
MAN0000000287	BRICEÝO BRAUN ALVARO.	V003659996	5,292	5,292	0	0	0
MAN0000000076	BRICEÝO LUJAN ALFREDO JOSE.	V006824422	7,182	7,182	0	0	0
MAN0000001375	BRICENO MARIN NELSON OCTAVIO	V006915707	400	400	0	0	0
MAN0000001071	BROWN BROTHERS HARRIMAN & CO.	J308858544	140,000,000	140,000,000	0	0	0
MAN0000000266	BRUTTINI SILVA GIORGIO	V009970210	252	252	0	0	0
MAN0000001577	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10,000	10,000	0	0	0
MAN0000001922	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13,030	13,030	0	0	0
MAN0000000844	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	2	0	0	0
MAN0000000758	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1,260	1,260	0	0	0
MAN0000001560	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	137,188,465	137,188,465	0	0	0
MAN0000000385	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1,428	1,428	0	0	0
MAN0000000752	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	28	0	0	0
MAN0000000766	CALATRAVA DE OLIVARES MARIA	V000219225	55,500	55,500	0	0	0
MAN0000001209	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5,500	5,500	0	0	0
MAN0000001913	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28,500	28,500	0	0	0
MAN0000000279	CALZADA DE HERNANDEZ MARIA C	V006064481	10,064	10,064	0	0	0
MAN0000000793	CAMAIONI BALDINI ANTONIO	V006276564	15,000	15,000	0	0	0
MAN0000000181	CAMPOS MURILLO ELISEO	E081752778	420	420	0	0	0
MAN0000001311	CAMPOS SORGA MARIANA	E000685090	3,500	3,500	0	0	0
MAN0000000656	CANELLA DE DIAZ SONIA	V004351865	16,800	16,800	0	0	0
MAN0000000659	CANELLA DE MILLAN ELIZABETH.	V004351867	16,800	16,800	0	0	0
MAN0000000657	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16,800	16,800	0	0	0
MAN0000001683	CAPO LINARES JOSE RAFAEL	V007683413	12,500	12,500	0	0	0
MAN0000000588	CARACAS ANDRADE LAUREANO JOSE	V009645202	1,890	1,890	0	0	0
MAN0000001306	CARBALLO DE DIAZ MARGARITA	V001718702	5,200	5,200	0	0	0
MAN0000001876	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18,000	18,000	0	0	0
MAN0000000021	CARDENAS DE BURRON GRACIELA.	V006184996	1,824,606	1,824,606	0	0	0
MAN0000000022	CARDENAS DE YERENA MORELLA.	V004350928	3,738	3,738	0	0	0
MAN0000000598	CARDENAS SANCHEZ WILLIAM	V004231978	1,134	1,134	0	0	0
MAN0000000305	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229,901	229,901	0	0	0
MAN0000001501	CARRERO CUBEROS BERNABE	V000642297	5,000	5,000	0	0	0

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9019
COMPUTACIONES VENCRED FECHA27/04/07
AGENTE DE TRASPASOS

BALANCE DE ACCIONISTAS DE LA EMPRESA => PAGINA 3

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000836	CARRILLO ACOSTA CIPRIANO	V003969619	100	100	0	0	0
MAN0000001766	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	400	0	0	0
MAN0000000764	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1,500	1,500	0	0	0
MAN0000000909	CASTILLO JOSE EDECIO	V003921437	650	650	0	0	0
MAN0000000981	CEBALLOS LOPEZ IRVING	V002780050	10,000	10,000	0	0	0
MAN0000000667	CHACIN LLAMOZAS MARCEL	V007191552	52,500	52,500	0	0	0
MAN0000000826	CHANG HUNG YUNG YEN	V006127542	30,000	30,000	0	0	0
MAN0000001917	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56,732	56,732	0	0	0
MAN0000001106	CHASEWOOD FINANCIAL, S.A.	J303821456	24,768,085	24,768,085	0	0	0
MAN0000000897	CHAZZAOUI PIÑA RAUF	V010204146	6,000	6,000	0	0	0
MAN0000001335	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4,150	4,150	0	0	0
MAN0000001355	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4,150	4,150	0	0	0
MAN0000001334	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4,150	4,150	0	0	0
MAN0000000718	CISNERO DE DAVILA MARIA TERESA	V005532335	252,000	252,000	0	0	0
MAN0000000717	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33,680	33,680	0	0	0
MAN0000000802	CLARIDGE, LTD.	J303120792	350,000,000	350,000,000	0	0	0
MAN0000000212	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1,050	1,050	0	0	0
MAN0000000180	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4,452	4,452	0	0	0
MAN0000000919	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	500	0	0	0
MAN0000000570	COLINA NESTOR RAFAEL	V007366132	1,890	1,890	0	0	0
MAN0000001903	COLMENARES ALTUVE ROSA MARIA	V005965060	11,500	11,500	0	0	0
MAN0000000459	COLMENARES LUIS EDUARDO	V000000000	61,740	61,740	0	0	0
MAN0000001754	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5,000	5,000	0	0	0
MAN0000000419	CONDE DELFINO GUSTAVO EMILIO	V003151827	682,080	682,080	0	0	0
MAN0000000145	CONDE DELFINO VALENTINA ISABEL	V003484561	10,752	10,752	0	0	0
MAN0000000424	CONDE ROTUNDO EMILIO LUIS	V013309477	31,668	31,668	0	0	0
MAN0000000923	CONSORCIO AMERIVAL,C.A	J303229638	12,800	12,800	0	0	0
MAN0000000999	CONTRERAS CASARES FRANCISCO	V005310238	200	200	0	0	0
MAN0000001707	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	740	0	0	0
MAN0000000640	CORDERO ALCALA MARIANA	V007254309	5,250	5,250	0	0	0
MAN0000000206	CORNIELES RAMON ENRIQUE	V000215333	210	210	0	0	0
MAN0000001623	CORPORACION ALZURAVI, C.A.	J304414234	23,000	23,000	0	0	0
MAN0000000289	CORPORACION ARAPACOA, C.A.	J003620351	2,910	2,910	0	0	0
MAN0000001834	CORPORACION INFISA, C.A.	J304182201	1,000	1,000	0	0	0
MAN0000001180	CORPORACION RIMCAR, C.A.	J002510900	32,780	32,780	0	0	0
MAN0000002044	CORPORACION SIETE COLINAS, C.A.	J312059095	17	17	0	0	0
MAN0000000619	CORREA DE GONZALEZ MARTA ELENA	V004459236	1,560	1,560	0	0	0
MAN0000001003	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4,920	4,920	0	0	0
MAN0000001796	COSTANTE TOGLIA MICHELE	V009881238	5,000	5,000	0	0	0
MAN0000000803	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3,000	3,000	0	0	0
MAN0000001818	DAPARTE REBODERO MARIA ISABEL	V006970615	16,500	16,500	0	0	0
MAN0000001716	DAVILA AVENDAÑO SYR GERMAN	V011314861	2,300	2,300	0	0	0
MAN0000000491	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1,134	1,134	0	0	0
MAN0000000114	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	756	0	0	0
MAN0000000472	DE DURAN EMILIA	V000000000	882	882	0	0	0
MAN0000000230	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	420	0	0	0
MAN0000000471	DE LA PORTA OLGA R.	V000000000	882	882	0	0	0
MAN0000000702	DE SOUSA JOAO ISMAEL	V010824127	10,500	10,500	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000470	DE UXCATEGUI MARINA	V000000000	882	882	0	0	0
MAN0000000649	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78,750	78,750	0	0	0
MAN0000000460	DELFINO ARRIENS ENRIQUE	V000000000	53,424	53,424	0	0	0
MAN0000002037	DELFINO BERTRAN SILVANA	V015182081	67,583	67,583	0	0	0
MAN0000000719	DELFINO DE ARISMENDI BEATRIZ	V003180818	126,000	126,000	0	0	0
MAN0000001889	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84,000	84,000	0	0	0
MAN0000001324	DELFINO GOMEZ JOSE IGNACIO	V007251132	5,000	5,000	0	0	0
MAN0000000071	DELFINO MONZON JUAN RAFAEL	V003659618	72,720	72,720	0	0	0
MAN0000000072	DELFINO MONZON RICARDO.	V006820919	11,970	11,970	0	0	0
MAN0000000319	DELFINO PARRA ELENA MARGARITA.	V006398408	460,490	460,490	0	0	0
MAN0000000744	DELFINO PARRA MARIA ANGELICA	V011306359	1,440	1,440	0	0	0
MAN0000000331	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1,050	1,050	0	0	0
MAN0000000647	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103,244	103,244	0	0	0
MAN0000000645	DELFINO SUBERO VIRGINIA.	V005305004	103,244	103,244	0	0	0
MAN0000000078	DELFINO THORMAHLEN ALEJANDRO	V003659619	291,362	291,362	0	0	0
MAN0000001807	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3,200	3,200	0	0	0
MAN0000001490	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	476	0	0	0
MAN0000001778	DI GENOVA CHIMIENTI ADRIANA	V009968280	4,500	4,500	0	0	0
MAN0000001951	DIANDRA HOLDING A.V.V.	J305533067	5,617,374	5,617,374	0	0	0
MAN0000001896	DIAZ DE FARO SILVIA MARGARITA	V003665350	3,000,000	3,000,000	0	0	0
MAN0000001853	DIAZ DELFINO MARIOLGA	V004771501	2,500,000	2,500,000	0	0	0
MAN0000000891	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6,000	6,000	0	0	0
MAN0000000231	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1,050	1,050	0	0	0
MAN0000002051	DIAZ RODRIGUEZ ANTONIO AUGUSTO	V004084324	1,000	1,000	0	0	0
MAN0000000615	DIAZ YANEZ FERNANDO CARMELO	V004873952	12,600	12,600	0	0	0
MAN0000001316	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8,000	8,000	0	0	0
MAN0000001052	DISTRIBUIDORA RIMERO,C.A	J001541624	1,000	1,000	0	0	0
MAN0000000547	DITTMER MANZANO EGBERT	V002840096	2,777,938	2,777,938	0	0	0
MAN0000000364	DODEL ROURE PIERRE HENRI	E000954238	420	420	0	0	0
MAN0000000245	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8,946	8,946	0	0	0
MAN0000000413	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1,250,000	1,250,000	0	0	0
MAN0000002033	DREISSIG TOVAR INGRID XIOMARA	V006914352	1,000,000	1,000,000	0	0	0
MAN0000001563	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6,500	6,500	0	0	0
MAN0000001287	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	270	0	0	0
MAN0000001936	DUHAU NELSON ALBERTO JUAN	V006285948	60,000	60,000	0	0	0
MAN0000000572	DURAN LUGO LESBIA CRUZ	V004434926	1,764	1,764	0	0	0
MAN0000001981	DUTCH MILL CORPORATION A.V.V.	J000000000	12,384,043	12,384,043	0	0	0
MAN0000001102	EGUEZ DE LIMES REMY MARITZA	V081274533	1,225	1,225	0	0	0
MAN0000001537	EGUI DE MACHADO CRISTINA	V000055748	26,200	26,200	0	0	0
MAN0000000671	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78,750	78,750	0	0	0
MAN0000000669	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78,750	78,750	0	0	0
MAN0000001088	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30,000	30,000	0	0	0
MAN0000001120	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	98	0	0	0
MAN0000001659	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12,000	12,000	0	0	0
MAN0000000265	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4,592	4,592	0	0	0
MAN0000000193	ESCOBAR DE GARCIA ELIGIA.	V002570479	1,302	1,302	0	0	0
MAN0000000541	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5,040	5,040	0	0	0
MAN0000000466	ESPEJO EDGAR EDUARDO	V000000000	5,922	5,922	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000446	ESTUDIOS IDEFIX, S.R.L.	J002304642	10,248	10,248	0	0	0
MAN0000000947	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70,000	70,000	0	0	0
MAN0000000511	FARINA FRIXA ANA MARIA	V004837005	12,138	12,138	0	0	0
MAN0000000542	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20,764	20,764	0	0	0
MAN0000000204	FEBRES PEREZ JOSE ALBERTO	V005972132	2,834	2,834	0	0	0
MAN0000000033	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90,946	90,946	0	0	0
MAN0000001689	FERNANDEZ HERRERA JORGE FELIX	V007221204	12,000	12,000	0	0	0
MAN0000001593	FIGUEIRA JORGE LUIS	V008837512	30,000	30,000	0	0	0
MAN0000001223	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	500	0	0	0
MAN0000001640	FINANCIERA DEL VALLE, C.A.	J302923611	4,000	4,000	0	0	0
MAN0000000627	FREDERICK HOLDING INC.	J000000000	3,908,142	3,908,142	0	0	0
MAN0000000339	FRESCO DJIAN ENRIQUE.	V006197455	5,964	5,964	0	0	0
MAN0000000163	FREYRE DE RICOL LOURDES	V005137550	8,610	8,610	0	0	0
MAN0000000458	FUENTES GILLY MANUEL JOSE	V000000000	124,866	124,866	0	0	0
MAN0000000001	FUNDACION CARLOS DELFINO	J001639560	100,511,658	100,511,658	0	0	0
MAN0000001856	GALARRAGA RODRIGUEZ MARITZA	V004852496	3,400	3,400	0	0	0
MAN0000000467	GARABAN PEREZ FREDDY	V000000000	5,670	5,670	0	0	0
MAN0000000597	GARCIA BLANCO LUISA JOSEFINA	V002996540	1,890	1,890	0	0	0
MAN0000000429	GARCIA CHACON PAULA LIZBETH	V006365400	42	42	0	0	0
MAN0000000608	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1,890	1,890	0	0	0
MAN0000001214	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4,000	4,000	0	0	0
MAN0000000140	GARCIA SANOJA SIXTO JOSE	V005402528	420	420	0	0	0
MAN0000001562	GARCIA SILVA MARITZA JOSEFINA	V005365211	52,708	52,708	0	0	0
MAN0000000270	GASIA GONZALEZ IGNACIO	V003840187	420	420	0	0	0
MAN0000002019	GAUDIO DE CLAMENS ALBA	V002776303	6,300	6,300	0	0	0
MAN0000002017	GAUDIO KEMPIS LIVIA	V003630803	6,300	6,300	0	0	0
MAN0000002018	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6,300	6,300	0	0	0
MAN0000000590	GENTILE NIEVES GINELA FLORA	V009649778	1,890	1,890	0	0	0
MAN0000001172	GERMAN GARCIA MARTIN JOSE	V009410767	2,400	2,400	0	0	0
MAN0000001777	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1,000	1,000	0	0	0
MAN0000000512	GIL BRACHO ARTURO JOSUE	V009673341	3,024	3,024	0	0	0
MAN0000000699	GIL MAYZ CARLOS RAUL JOSE	V015991481	10,500	10,500	0	0	0
MAN0000000700	GIL MAYZ CAROLINA JULIETA	V015865722	10,500	10,500	0	0	0
MAN0000000701	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21,000	21,000	0	0	0
MAN0000000306	GINER ALONSO MARIANO ANGEL	V003157319	1,008	1,008	0	0	0
MAN0000001045	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15,200	15,200	0	0	0
MAN0000001675	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3,000	3,000	0	0	0
MAN0000000402	GOMEZ ARRAIZ ROSA ELENA	V001890122	3,438,860	3,438,860	0	0	0
MAN0000000343	GOMEZ BERTOLINI MARIA LORENA	V009882547	102,600	102,600	0	0	0
MAN0000000399	GOMEZ DE CADENA JOAN MARY	V003281559	3,561,860	3,561,860	0	0	0
MAN0000000109	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2,231,250	2,231,250	0	0	0
MAN0000000043	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88,452	88,452	0	0	0
MAN0000000811	GOMEZ GARCIA IRAYDA LUISA	V000026370	500,000	500,000	0	0	0
MAN0000000809	GOMEZ GARCIA JUAN VICENTE	V000965161	700	700	0	0	0
MAN0000000016	GOMEZ GOMEZ GONZALO	V003177588	45,215	45,215	0	0	0
MAN0000000090	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4,730	4,730	0	0	0
MAN0000000233	GOMEZ MORIN JESUS EMILIO.	V007520172	5,796	5,796	0	0	0
MAN0000001457	GOMEZ PEREZ SIMON ALFREDO	V009878639	6,875	6,875	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001691	GOMEZ RAMOS CATARINA ISABEL	V010349767	1,512	1,512	0	0	0
MAN0000000028	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1,824,606	1,824,606	0	0	0
MAN0000001189	GOMEZ RIVAS OMAR JOSE	V001389601	20,000	20,000	0	0	0
MAN0000000041	GOMEZ RUIZ ALFREDO.	V003177249	50,442	50,442	0	0	0
MAN0000000042	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1,425,072	1,425,072	0	0	0
MAN0000000706	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10,500	10,500	0	0	0
MAN0000000574	GONZALEZ CARIAS AURA VALERIA	V003658179	1,890	1,890	0	0	0
MAN0000001450	GONZALEZ CLAVELLI ANDRES	V006820671	86	86	0	0	0
MAN0000000422	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66,276	66,276	0	0	0
MAN0000001442	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	100	0	0	0
MAN0000001454	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3,440	3,440	0	0	0
MAN0000000050	GONZALEZ F. MARIA FERNANDA.	V004456050	84,546	84,546	0	0	0
MAN0000002047	GONZALEZ FERRI MANUEL	V005422620	1,594,510	1,594,510	0	0	0
MAN0000001827	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5,260	5,260	0	0	0
MAN0000000575	GONZALEZ REYES JOSE ANTONIO	V007227261	1,890	1,890	0	0	0
MAN0000000494	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2,394	2,394	0	0	0
MAN0000000301	GONZALEZ TEIJIDO ADOLFO	V009968472	1,428	1,428	0	0	0
MAN0000000576	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1,890	1,890	0	0	0
MAN0000000786	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1,500	1,500	0	0	0
MAN0000001681	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40,000	40,000	0	0	0
MAN0000001867	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20,000	20,000	0	0	0
MAN0000000313	GROSPERCA, .C.A.	J002382210	2,184	2,184	0	0	0
MAN0000000753	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75,000	75,000	0	0	0
MAN0000001861	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75,000	75,000	0	0	0
MAN0000001339	GUEVARA PORRAS JOSBELL	V006258940	900	900	0	0	0
MAN0000001381	GUTIERREZ DE EGAÝA AMANDA	V004349522	4,500	4,500	0	0	0
MAN0000001645	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2,300	2,300	0	0	0
MAN0000001978	HEREDIA JUAN BAUTISTA	V000639904	60,000	60,000	0	0	0
MAN0000000448	HERMEN 5000 C.A.	J300789705	55,351	55,351	0	0	0
MAN0000001866	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	100	0	0	0
MAN0000001905	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4,410	4,410	0	0	0
MAN0000001748	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10,000	10,000	0	0	0
MAN0000000565	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2,940	2,940	0	0	0
MAN0000000679	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26,250	26,250	0	0	0
MAN0000000292	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2,184	2,184	0	0	0
MAN0000000360	ICCB VALORES, C.A.	J003617296	76,482	76,482	0	0	0
MAN0000001730	INDEX FINANZAS, C.A.	J303712380	25,000	25,000	0	0	0
MAN0000000682	INMOBILIARIA ARA, S.A.	J001564039	33,600	33,600	0	0	0
MAN0000000414	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5,726,851	5,726,851	0	0	0
MAN0000000383	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19,404	19,404	0	0	0
MAN0000000378	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7,434	7,434	0	0	0
MAN0000001203	INVERSIONES AVIDULES, C.A.	J002421171	17,000	17,000	0	0	0
MAN0000000260	INVERSIONES BACIANI,C.A.	J003661708	1,302	1,302	0	0	0
MAN0000000896	INVERSIONES COCOLI C.A.	J001240357	5,000	5,000	0	0	0
MAN0000000312	INVERSIONES GLOBALCORP, C.A.	J300103986	48,678	48,678	0	0	0
MAN0000000403	INVERSIONES GRUPO 21,C.A.	J003159212	2,612	2,612	0	0	0
MAN0000000095	INVERSIONES HYADES, C.A.	J002061022	220,000	220,000	0	0	0
MAN0000001916	INVERSIONES INVEMA 2000, C.A.	J305605831	323,682	323,682	0	0	0

BANCO VENEZOLANO DE CREDITO　　PROGRAMA BATR9019
COMPUTACIONES VENCRED　　FECHA27/04/07
AGENTE DE TRASPASOS

BALANCE DE ACCIONISTAS DE LA EMPRESA =>　　PAGINA 7

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000107	INVERSIONES INVERDELGO, C.A.	J302652650	1,133,172	1,133,172	0	0	0
MAN0000001168	INVERSIONES JUVIGO C.A	J075481658	9	9	0	0	0
MAN0000001056	INVERSIONES KAZALY, C.A.	J003587648	378	378	0	0	0
MAN0000000234	INVERSIONES KHAFRE, C.A.	J002355476	1,821,456	1,821,456	0	0	0
MAN0000000254	INVERSIONES MOLINILLO, C.A.	J001067906	44,856	44,856	0	0	0
MAN0000000023	INVERSIONES MORAVIA, C.A.	J002393106	50,919,498	50,919,498	0	0	0
MAN0000000394	INVERSIONES OSMARASIL, C.A	J002257814	2,718	2,718	0	0	0
MAN0000000002	INVERSIONES PALMIRA C.A.	J004912739	126	126	0	0	0
MAN0000000236	INVERSIONES PEYISTU, C.A.	J003690686	504	504	0	0	0
MAN0000000058	INVERSIONES PEREZ PARIS.	J000634343	28,980	28,980	0	0	0
MAN0000000445	INVERSIONES PITARA, S.A.	J001363386	8	8	0	0	0
MAN0000002043	INVERSIONES PPSD, C.A.	J312050616	17	17	0	0	0
MAN0000001041	INVERSIONES PRIVEGAS, S.A	J001150382	620	620	0	0	0
MAN0000000390	INVERSIONES SF118 C.A.	J300569055	51,021,642	51,021,642	0	0	0
MAN0000001976	INVERSIONES TALBOT, C.A.	J001528636	3,907,906	3,907,906	0	0	0
MAN0000000439	INVERSIONES TAUCHO, C.A.	J001751025	28,014	28,014	0	0	0
MAN0000000113	INVERSIONES TOMHAR, C.A.	J003311391	18,394,446	18,394,446	0	0	0
MAN0000000683	INVERSIONES VEIQUEVE, S.A	J002142715	127,600	127,600	0	0	0
MAN0000000635	INVERSIONES 19.451, C.A.	J002583886	250,090	250,090	0	0	0
MAN0000000065	INVERSIONES 218177, C.A.	J001217479	3,000,000	3,000,000	0	0	0
MAN0000000135	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815,136	815,136	0	0	0
MAN0000000625	INVERSIONES 301130, C.A	J301651472	20,456,474	20,456,474	0	0	0
MAN0000001008	INVERSIONES 7426, S.A.	J300078485	1,394,606	1,394,606	0	0	0
MAN0000001972	INVERSIONES 85735, LTD	J306225129	22	22	0	0	0
MAN0000000126	INVERSIONES 935431, C.A.	J003444774	10	10	0	0	0
MAN0000000693	INVERSIONES 9861680, C.A.	J003597163	2,164,400	2,164,400	0	0	0
MAN0000000993	INVERSORA BENAZOLVE,S.A	J302092299	40,000	40,000	0	0	0
MAN0000000420	INVERSORA CONDEISA, C.A.	J003614831	682,080	682,080	0	0	0
MAN0000001741	INVERSORA CORRALITO, S.A.	J000766223	9,052	9,052	0	0	0
MAN0000000629	INVERSORA 3-10-64, C.A.	J002671254	423,150	423,150	0	0	0
MAN0000000970	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2,000	2,000	0	0	0
MAN0000001714	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10,000	10,000	0	0	0
MAN0000000248	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5,418	5,418	0	0	0
MAN0000000722	JARDIN DOS SANTOS AMERICO	V011197727	5,000	5,000	0	0	0
MAN0000000939	JESURUM BELISARIO JOSE LUIS	V003187695	100	100	0	0	0
MAN0000000433	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	800	0	0	0
MAN0000000462	JULIO A. VILLASMIL C. Y HNOS. C.A.	J000000000	17,766	17,766	0	0	0
MAN0000001411	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36,000	36,000	0	0	0
MAN0000001350	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	500	0	0	0
MAN0000000468	LA PORTA RENATO	V000000000	5,040	5,040	0	0	0
MAN0000001331	LAM KWAI CHEUNG JACK	E081969353	7,500	7,500	0	0	0
MAN0000000799	LAMUS ROSALES SIMON CLEMENTE	V012384564	28,150	28,150	0	0	0
MAN0000000213	LAPCO TABICMAM LEON.	V000294981	5,334	5,334	0	0	0
MAN0000002045	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15,700	15,700	0	0	0
MAN0000000356	LAURENT BONNET JEAN MICHEL	E082104873	42	42	0	0	0
MAN0000001944	LAZZARI DE VERA LEONORA	V003180798	1,000	1,000	0	0	0
MAN0000000716	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220,500	220,500	0	0	0
MAN0000000189	LEAL VILLALON MARIO PATRICIO.	V012070465	19,404	19,404	0	0	0

ANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9019

OMPUTACIONES VENCRED — FECHA27/04/07

GENTE DE TRASPASOS

ALANCE DE ACCIONISTAS DE LA EMPRESA => — PAGINA [illegible]

OMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

IPO DE ACCIONES => TODAS

CCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
IAN0000000592	LEMOINE ELIA FREDDY	V003812521	1,890	1,890	0	0	0
IAN0000001352	LEON MARTINEZ LILIAN ONEIDA	V003237154	1,000	1,000	0	0	0
IAN0000001763	LEON RAMIREZ DANICE KATIN	V011932693	3,085	3,085	0	0	0
IAN0000000207	LEON ROJAS ARISTARCO PISENO	V000085225	15,000	15,000	0	0	0
IAN0000000577	LIZCANO GALVAN HENRY ALBERTO	V005266898	1,890	1,890	0	0	0
IAN0000000578	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1,890	1,890	0	0	0
IAN0000001761	LOPEZ RODRIGUEZ LUIS	V006310155	2,500	2,500	0	0	0
IAN0000000335	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	72	0	0	0
IAN0000000729	LOVERA SANCHEZ WILMER EDITO	V005976038	2,400	2,400	0	0	0
IAN0000000325	LOVERA VEGAS JUAN ANTONIO	V005534882	5,000	5,000	0	0	0
IAN0000002032	LUCCA BIANCHI ANABELLA	V015179098	12,384,043	12,384,043	0	0	0
IAN0000001865	LUNA HERNANDO LUIS	V007444883	850	850	0	0	0
IAN0000000539	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21,000	21,000	0	0	0
IAN0000001984	MADINA INVESTMENTS LTD.	J311927476	22	22	0	0	0
IAN0000000949	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8,000	8,000	0	0	0
IAN0000001592	MAMAN NENDEZ GISELA	V009882304	5,000	5,000	0	0	0
IAN0000002023	MANCERA FONT GUSTAVO JOSE	V005532735	1,500	1,500	0	0	0
IAN0000000928	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40,000	40,000	0	0	0
IAN0000000543	MANTEIGA GARCIA JOSE	V002103522	58,632	58,632	0	0	0
IAN0000000750	MANTEIGA PEREZ MAGALY	V008816647	12,600	12,600	0	0	0
IAN0000000796	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9,338	9,338	0	0	0
IAN0000000548	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1,260	1,260	0	0	0
IAN0000000461	MARCIALES MARTIN	V000000000	17,766	17,766	0	0	0
IAN0000001479	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	500	0	0	0
IAN0000000497	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	394	0	0	0
IAN0000001881	MARINE FERRE JOSE	V001866338	2,000	2,000	0	0	0
IAN0000000405	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3,000,000	3,000,000	0	0	0
IAN0000001864	MARTINEZ DIAZ JOSE ANGEL	V002862537	6,157	6,157	0	0	0
IAN0000001557	MARTINEZ DUBRA JOSE MANUEL	E081217643	3,200	3,200	0	0	0
IAN0000001572	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3,200	3,200	0	0	0
IAN0000000269	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3,570	3,570	0	0	0
IAN0000000404	MARTINEZ GOMEZ CARMEN ELENA	V002249670	642,472	642,472	0	0	0
IAN0000001603	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3,200	3,200	0	0	0
IAN0000001487	MATA MERINO MANUEL	V006299093	33,620	33,620	0	0	0
IAN0000000049	MATUTE RUIZ OLGA.	V000000000	114,030	114,030	0	0	0
IAN0000000004	MAURY DE PAPARONI ALICIA	V000228851	168,750	168,750	0	0	0
IAN0000001432	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4,049	4,049	0	0	0
IAN0000000605	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	504	0	0	0
IAN0000002010	MEDRANO DE ASPRINO GLADYS	V000565580	1,260	1,260	0	0	0
IAN0000002009	MEDRANO DE AVILA FELICIA	V000559452	1,260	1,260	0	0	0
IAN0000002008	MEDRANO ESPINOZA JOSE FELIX	V000559830	1,260	1,260	0	0	0
IAN0000002007	MEDRANO ESPINOZA MERCEDES	V001789381	1,260	1,260	0	0	0
IAN0000000768	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11,216	11,216	0	0	0
IAN0000001815	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14,500	14,500	0	0	0
IAN0000000056	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3,066	3,066	0	0	0
IAN0000000763	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	41	0	0	0
IAN0000000094	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1,000	1,000	0	0	0
IAN0000001357	MENDEZ NELLY DE JESUS	V003725794	2,200	2,200	0	0	0

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001413	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3,000	3,000	0	0	0
MAN0000001666	MENDEZ RANGEL GRICEL ESTHER	V014629079	4,000	4,000	0	0	0
MAN0000000435	MENDOZA PIRES LUIS IGNACIO	V003181392	126	126	0	0	0
MAN0000000524	MERLO MENDOZA ENRIQUE JOSE	V001745320	171,738	171,738	0	0	0
MAN0000001257	MILANASA LLC	J308476072	5	5	0	0	0
MAN0000000040	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59,850	59,850	0	0	0
MAN0000000500	MOLINA MOROS BENJAMIN	V002245426	2,394	2,394	0	0	0
MAN0000000652	MONTAÑO CARRASCO CIRILO	V000032366	6,750	6,750	0	0	0
MAN0000001674	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6,000	6,000	0	0	0
MAN0000000560	MONTES GOMEZ ALVARO	V009882474	12,600	12,600	0	0	0
MAN0000001409	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16,500	16,500	0	0	0
MAN0000000579	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1,134	1,134	0	0	0
MAN0000000501	MORA CIANGHEROTTI NOEMY	V007220942	1,764	1,764	0	0	0
MAN0000000580	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1,890	1,890	0	0	0
MAN0000001415	MORENO PEREZ ANIBAL JAVIER	V010339020	1,700	1,700	0	0	0
MAN0000001284	MORENO RAFAEL RAMON	V002145478	3,000	3,000	0	0	0
MAN0000001259	MORON APONTE FEDERICO	V000238723	6,600	6,600	0	0	0
MAN0000000648	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5,250	5,250	0	0	0
MAN0000001625	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5,000	5,000	0	0	0
MAN0000000798	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1,000	1,000	0	0	0
MAN0000000201	MOUCHET PERELLO VIKTOR RENE.	V006972947	1,764	1,764	0	0	0
MAN0000001230	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28,000	28,000	0	0	0
MAN0000000159	NANNINI SCOVINO MAURO BRUNO	V005308444	14,300	14,300	0	0	0
MAN0000001004	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	1,157,294,275	1,157,294,275	0	0	0
MAN0000000382	NAVARRO ORTIZ ANGEL	V002060278	56,196	56,196	0	0	0
MAN0000001435	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29,904	29,904	0	0	0
MAN0000000370	NERI LUCIANI ANTONIO JOSE	V009967584	42	42	0	0	0
MAN0000000581	NICOLAU DE GARCIA ROSA MARIA	V005269453	6,300	6,300	0	0	0
MAN0000001378	NUÝEZ ISAVA FERNANDO	V004081010	500	500	0	0	0
MAN0000000242	NUNES ABILIO MANUEL	E081722678	25,882	25,882	0	0	0
MAN0000001904	OCCHINO RAGUSA FILIPPO	V006349236	25,000	25,000	0	0	0
MAN0000001078	OCCHINO RAGUSA GIOVANNI	V006271737	29,942	29,942	0	0	0
MAN0000000557	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3,654	3,654	0	0	0
MAN0000000618	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6,300	6,300	0	0	0
MAN0000001519	ORLANDO LOPEZ ANTONINO	V010823376	2,000	2,000	0	0	0
MAN0000000437	OTEYZA SCULL JAIME	V002940697	5,334	5,334	0	0	0
MAN0000000465	PACHECO MARCIALES LUCIO	V000000000	5,922	5,922	0	0	0
MAN0000001026	PADRON DE GRASSO MARIA SUSANA	V007682347	4,000	4,000	0	0	0
MAN0000001344	PAEZ RINCON MANUEL VICENTE	V010449196	1,067	1,067	0	0	0
MAN0000000856	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	870	0	0	0
MAN0000002034	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	176,994	176,994	0	0	0
MAN0000000064	PAPARONI MAURY ALICIA MARIELA.	V005532404	6,200,000	6,200,000	0	0	0
MAN0000000066	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6,200,000	6,200,000	0	0	0
MAN0000002035	PAPARONI MICALE CONO MARIO	V000270433	176,994	176,994	0	0	0
MAN0000000273	PAPARONI MICALE FERNANDO CESAR	V002113431	905,996	905,996	0	0	0
MAN0000000104	PAPARONI MICALE JOSE GAETANO	V000270434	326,994	326,994	0	0	0
MAN0000002036	PAPARONI MICALE JOSEFINA	V001887236	176,994	176,994	0	0	0
MAN0000000684	PAPARONI SANCHEZ GUSTAVO	V006749570	2,000	2,000	0	0	0

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000000685	PAPARONI SANCHEZ SILVIA	V011739030	12,000	12,000	0	0	0
MAN0000001348	PARDO ZABALA MARIA ELIZABETH	V007169271	1,000	1,000	0	0	0
MAN0000000525	PARRA FLORENSA CARLOS JOSE	V008870564	1,134	1,134	0	0	0
MAN0000000291	PARRA PARDI MARIA ELENA	V001719084	3,696	3,696	0	0	0
MAN0000000194	PASSINI CALORE ANGELO.	V002952820	1,882	1,882	0	0	0
MAN0000000502	PATIÝO PEREZ TRINA MARGARITA	V004516265	29,736	29,736	0	0	0
MAN0000000660	PAUL ALFREDO LUIS.	V003177669	5,250	5,250	0	0	0
MAN0000001138	PEñALOZA CARMEN ZULAY	V009096246	100	100	0	0	0
MAN0000001297	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1,000	1,000	0	0	0
MAN0000000965	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15,000	15,000	0	0	0
MAN0000000554	PERDOMO GONZALEZ NESTOR	V000046884	119,238	119,238	0	0	0
MAN0000000295	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22,428	22,428	0	0	0
MAN0000000611	PEREZ FREDDY ARMANDO	V005217871	12,600	12,600	0	0	0
MAN0000001698	PEREZ LOPEZ RUBEN	V005530411	10,000	10,000	0	0	0
MAN0000001753	PEREZ MADRIZ JULIET BETINA	V005523835	500	500	0	0	0
MAN0000002038	PEREZ RODERO MARIA JOSE	V010517282	1,323	1,323	0	0	0
MAN0000001382	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5,021	5,021	0	0	0
MAN0000000610	PINEDO CASTILLO MAITRELLA	V007226050	504	504	0	0	0
MAN0000000380	PITA PITA CARLOS	V006563699	3,696	3,696	0	0	0
MAN0000000347	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4,452	4,452	0	0	0
MAN0000001758	POLANCO PADILLA JOSUE	V010515242	2,500	2,500	0	0	0
MAN0000001780	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2,800	2,800	0	0	0
MAN0000001710	PONS SOLER JOSE MARIA	V001874068	60,300	60,300	0	0	0
MAN0000001505	PRAT CARIM ARIEL	V001853648	604	604	0	0	0
MAN0000001281	PRATO DE ACEDO JOSEFINA	V001645306	1,600	1,600	0	0	0
MAN0000001891	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1,000	1,000	0	0	0
MAN0000000354	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4,452	4,452	0	0	0
MAN0000001463	PROMOCIONES MAROVEGAS, C.A	J001151966	2,000	2,000	0	0	0
MAN0000000259	PROMOTORA ABSA, C.A.	J003394459	2,366	2,366	0	0	0
MAN0000000333	PUPPIO ZINGG VICENTE JOSE.	V009971382	3,570	3,570	0	0	0
MAN0000001661	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59,850	59,850	0	0	0
MAN0000000527	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59,262	59,262	0	0	0
MAN0000000473	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	126	0	0	0
MAN0000000032	RAMIREZ ORTIZ ANGEL JESUS	V000935431	13	13	0	0	0
MAN0000000348	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	420	0	0	0
MAN0000000329	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	88	0	0	0
MAN0000000035	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40,362	40,362	0	0	0
MAN0000000604	REQUENA ORLANDO ANTONIO	V005269025	1,134	1,134	0	0	0
MAN0000000583	REQUENA WILLIAMS RAMON	V007209963	1,764	1,764	0	0	0
MAN0000000767	RETO VALORES CARVICHI, C.A.	J003578517	20,000	20,000	0	0	0
MAN0000001472	REZNICEK WEIRAUCHOVA HANY	V001710885	2,245,264	2,245,264	0	0	0
MAN0000000229	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3,696	3,696	0	0	0
MAN0000000139	RICOL DE TINOCO ANA LOURDES	V006070708	4,452	4,452	0	0	0
MAN0000000892	RIPANTI DE AMAYA MIREYA	V003971319	50,000	50,000	0	0	0
MAN0000000609	RIVAS BERNERD	V007252841	1,890	1,890	0	0	0
MAN0000000240	RIVERO GUERRERO SAULO ALEJO.	V005129662	1,764	1,764	0	0	0
MAN0000000641	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5,250	5,250	0	0	0
MAN0000001299	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4,018	4,018	0	0	0

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001341	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	708	0	0	0
MAN0000000469	RODRIGUEZ ALIX	V000000000	882	882	0	0	0
MAN0000000137	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2,142	2,142	0	0	0
MAN0000000324	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3,424	3,424	0	0	0
MAN0000001678	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3,600	3,600	0	0	0
MAN0000000526	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5,964	5,964	0	0	0
MAN0000000551	RODRIGUEZ LOPEZ MANUEL	V001450769	187,238	187,238	0	0	0
MAN0000001108	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	588	0	0	0
MAN0000000553	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12,600	12,600	0	0	0
MAN0000001405	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1,570	1,570	0	0	0
MAN0000001964	ROMERO MARTINEZ FELIX	V000003609	44,856	44,856	0	0	0
MAN0000000272	ROMERO THORMAHLEN ANDRES.	V003664281	36,682	36,682	0	0	0
MAN0000001222	ROMERO VALENCIA CARLOS	V003869107	4,000	4,000	0	0	0
MAN0000000540	RONDON MOLINA HAZAUL	V002289790	5,964	5,964	0	0	0
MAN0000001696	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2,460	2,460	0	0	0
MAN0000002012	ROSALES DE LABRADOR SONIA	V002153578	210	210	0	0	0
MAN0000002011	ROSALES DE PARRA GLORY	V003231676	210	210	0	0	0
MAN0000002013	ROSALES DE PEREZ MIRNA	V003476104	210	210	0	0	0
MAN0000002014	ROSALES MEDRANO CARLOS	V002155250	210	210	0	0	0
MAN0000002016	ROSALES MEDRANO LUIS	V003406526	210	210	0	0	0
MAN0000002015	ROSALES MEDRANOS PEDRO	V003144380	210	210	0	0	0
MAN0000001765	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18,072	18,072	0	0	0
MAN0000000484	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4,704	4,704	0	0	0
MAN0000000222	ROTH BLUMENKRANE ALAN DAVID	V005541143	2,646	2,646	0	0	0
MAN0000000379	ROTUNDO DE VIEGA ANA MARIA	V005539210	1,050	1,050	0	0	0
MAN0000001702	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17,600	17,600	0	0	0
MAN0000001245	RUBIO ESPITIA JOSE GREGORIO	V000987645	2,000	2,000	0	0	0
MAN0000000505	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1,134	1,134	0	0	0
MAN0000000521	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194,148	194,148	0	0	0
MAN0000000048	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114,030	114,030	0	0	0
MAN0000000428	RUIZ DE PANTIN ELENA	V000000000	18,438	18,438	0	0	0
MAN0000001721	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18,250	18,250	0	0	0
MAN0000000219	RUIZ JORGE ENRIQUE.	V005211678	3,570	3,570	0	0	0
MAN0000001974	RUIZ MORENO MARIA AURORA	V003563245	50,000	50,000	0	0	0
MAN0000001240	RUSSO LAPENTA ACHILE	V006157440	450	450	0	0	0
MAN0000000654	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78,750	78,750	0	0	0
MAN0000001422	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23,500	23,500	0	0	0
MAN0000000747	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8,400	8,400	0	0	0
MAN0000000749	SALAS PARRA TITO	V000028087	188,160	188,160	0	0	0
MAN0000001596	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250,000	250,000	0	0	0
MAN0000000038	SANABRIA GARCIA ENRIQUE	V003658351	115,164	115,164	0	0	0
MAN0000000686	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112,000	112,000	0	0	0
MAN0000001340	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15,500	15,500	0	0	0
MAN0000001591	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6,097	6,097	0	0	0
MAN0000001452	SANDOVAL SUAREZ JOSE ALI	V003729248	50,000	50,000	0	0	0
MAN0000000235	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	882	0	0	0
MAN0000001424	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	20	0	0	0
MAN0000001438	SAVINO PALACIOS RAUL	V004354308	4,000	4,000	0	0	0

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN0000001808	SCHAUBLE DE GISLER ELISABETH	V011345268	1,000	1,000	0	0	0
MAN0000000340	SCHMID WERNER	V015182060	1,176	1,176	0	0	0
MAN0000000366	SCULL MEDEROS EDUARDO RENE	V004084233	12,222	12,222	0	0	0
MAN0000000255	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3,570	3,570	0	0	0
MAN0000000342	SEQUERA INAGAS LUIS JAVIER	V010346617	294	294	0	0	0
MAN0000000483	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44,096,976	44,096,976	0	0	0
MAN0000001820	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1,800	1,800	0	0	0
MAN0000000261	SILVA GRANADOS VICTOR JOSE	V003414719	126	126	0	0	0
MAN0000000357	SIMON KOSKAS ARMAND SALOMON	E082056871	294	294	0	0	0
MAN0000001669	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	868	0	0	0
MAN0000000432	SIRACUSA LILIANA	V000000000	630	630	0	0	0
MAN0000001313	SISO SOSA ARTURO IGNACIO	V012625895	2,300	2,300	0	0	0
MAN0000000781	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75,000	75,000	0	0	0
MAN0000001705	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2,400	2,400	0	0	0
MAN0000000921	SOLORZANO NICOLAS	V004312228	40	40	0	0	0
MAN0000000346	SOSA FREITES JORGE LUIS	V005524353	672	672	0	0	0
MAN0000000591	SOTILLO PEREZ LUIS ANDRES	V006434271	6,300	6,300	0	0	0
MAN0000001840	SOTO APONTE PEDRO JOSE	V001713422	48,800	48,800	0	0	0
MAN0000000271	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	882	0	0	0
MAN0000001939	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26,000	26,000	0	0	0
MAN0000001241	SUAREZ OTERO MANUEL JOSE	V011227150	140,000	140,000	0	0	0
MAN0000001029	SUAREZ RAFAEL EDMUNDO	V002765015	80	80	0	0	0
MAN0000000585	SUAREZ RIVERO JEABELL YVAC	V004367050	1,890	1,890	0	0	0
MAN0000000012	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231,840	231,840	0	0	0
MAN0000000762	SUCESION OLIVARES HERIZE ALBERTO	V000023991	575,858	575,858	0	0	0
MAN0000001608	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6,500	6,500	0	0	0
MAN0000000971	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4,000	4,000	0	0	0
MAN0000000169	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17,934	17,934	0	0	0
MAN0000000818	TEXIER TORRES EDUARDO	V002685298	24	24	0	0	0
MAN0000001897	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	23	0	0	0
MAN0000001035	TINOCO RICHTER CESAR	V000005680	8,000	8,000	0	0	0
MAN0000000427	TIRADO ANTONIO	V000000000	20,916	20,916	0	0	0
MAN0000000122	TOLEDANO A. DINA MARGARITA.	V005664714	1,386	1,386	0	0	0
MAN0000000166	TOLEDANO MAMAN AARON	V001521675	504	504	0	0	0
MAN0000002052	TOLEDO CARRASQUERO ADRINA MERCEDES	V005001866	2,167	2,167	0	0	0
MAN0000002053	TOLEDO CARRASQUERO MERCEDES V.	V005539562	2,166	2,166	0	0	0
MAN0000001025	TOLEDO CARRASQUERO OSCAR ENRIQUE	V005967875	2,167	2,167	0	0	0
MAN0000001906	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3,000	3,000	0	0	0
MAN0000000563	TORREALBA MARIA CANDELARIA	V005612756	1,134	1,134	0	0	0
MAN0000000506	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2,394	2,394	0	0	0
MAN0000001527	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280,000	280,000	0	0	0
MAN0000000735	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1,184	1,184	0	0	0
MAN0000000328	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2,898	2,898	0	0	0
MAN0000000327	TRUJILLO TRUJILLO JULIO	V000903963	2,898	2,898	0	0	0
MAN0000001566	TRUM MORONEY JOHN MORONEY	E000921871	25,000	25,000	0	0	0
MAN0000001693	URAN CARDONA MARIO	V006276556	4,500	4,500	0	0	0
MAN0000000361	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3,696	3,696	0	0	0
MAN0000001739	VALDERRAMA TOMAS	V000049576	5,000	5,000	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9019
FECHA27/04/07

BALANCE DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 13

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000303	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1,428	1,428	0	0	0
MAN000000267	VALLES MARCANO ALFREDO.	V003657158	320	320	0	0	0
MAN000000149	VALORES PISA, C.A.	J003324612	5,964	5,964	0	0	0
MAN000001204	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8,680	8,680	0	0	0
MAN000001425	VARELA JAIMES EDUARDO ANTONIO	V003322613	30,000	30,000	0	0	0
MAN000000586	VASQUEZ BRICEÑO JOSE OMAR	V005759118	1,764	1,764	0	0	0
MAN000000300	VEIGA FANDIÑO CARLOS	V005074137	672	672	0	0	0
MAN000000452	VELASCO Z. RAFAEL MARIA	V003187699	5,964	5,964	0	0	0
MAN000000202	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2,646	2,646	0	0	0
MAN000000046	VELUTINI RUIZ ANDRES.	V000005198	114,030	114,030	0	0	0
MAN000000045	VELUTINI RUIZ JOSE ANTONIO	V000019865	70,812	70,812	0	0	0
MAN000000606	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1,134	1,134	0	0	0
MAN000001429	VERGARA SUBERO DAVID RICARDO	V006000031	18,000	18,000	0	0	0
MAN000001907	VETA HOLDINGS A V V	J305532834	5,175,046	5,175,046	0	0	0
MAN000002050	VIEZ CLESENCIO ANTONIO	V001869982	2,000	2,000	0	0	0
MAN000001947	VILLA ROSA HOLDINGS A.V.V.	J305532842	22,269,496	22,269,496	0	0	0
MAN000001983	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10,000	10,000	0	0	0
MAN000000587	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1,890	1,890	0	0	0
MAN000001949	VIRTUOSO HOLDINGS A.V.V.	J305533016	5,617,374	5,617,374	0	0	0
MAN000001912	VISCAYA ELBA JOSEFINA	V007233634	2,000	2,000	0	0	0
MAN000000507	VIVAS DE DURAN LAURA CECILIA	V004431276	1,764	1,764	0	0	0
MAN000000520	VIVAS DE TARRE IRIS TERESA	V002985924	37	37	0	0	0
MAN000001105	WALLIS ALBERTO	V010331334	78	78	0	0	0
MAN000001358	WHITE SOUL CORP.	J304049854	17	17	0	0	0
MAN000001458	ZAFRA VELANDIA JOSE MARTIN	V007246036	1,570	1,570	0	0	0
MAN000000522	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3,024	3,024	0	0	0
MAN000001291	ZAPPI UYA CLARA DEL CARMEN	V006929097	10,000	10,000	0	0	0
MAN000000508	ZARATE MARTINEZ MARIA ELENA	V006226693	2,394	2,394	0	0	0
MAN000000556	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59,262	59,262	0	0	0
MAN000000558	ZULOAGA POCATERRA PEDRO	V004765495	2,238	2,238	0	0	0
TOT. ACCIONISTAS		606	2,294,009,424	2,294,009,424	0	0	0

** FIN DEL REPORTE **

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad N° 3.559.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL MANPA C.A. (MANPA) S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el día 31 de marzo de 1950, bajo el N° 379, tomo 1-B (Expediente 3251), por el presente documento certifico el presente listado de accionistas, que incluye a todos y cada uno de los accionistas de la compañía a la fecha de celebración de la Asamblea Ordinaria más abajo indicada, constante de trece (13) folios, el cual fue emitido por el Venezolano de Crédito, S.A. BANCO UNIVERSAL, en su condición de Agente de Traspaso de la compañía para la Asamblea General Ordinaria de Accionistas celebrada el 27 de abril de 2007 a las 12:00.m.. Certificado que emito en Caracas, a los tres (03) días del mes de mayo de dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Carlos Delfino T.
Presidente de la Junta Directiva

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

Nro. De la Sub-cuenta	Nombre de la Sub-cuenta	Cantidad
A0000000000000192	BANCO MERCANTIL FIDEICOMISO 63065	400.000
E0000000001064775	THOMSON PETER GRAHAM	5.938
E0000000081429900	LOPEZ RICARDO ALFONSO	7.450
E0000000081446235	CACERES FLORES JORGE HERNAN	146.000
E0000000081695909	GILLIS LUDOVIC FRANCOIS	60.000
E0000000082049661	VAN DAM ADRIAAN PIETER GERARD	512.195
E0000000082201262	MOESGEN MARC ALAIN	30.400
E0000000082270943	WANG JIAYONG	10.000
E0000000082275140	MAFFI ARIEL CLAUDIO	28.655
E0000000082284586	BARAC VAINBERG IAN	180.863
G0000000200032413	FONDO DE GARANTIAS Y PROTECCION BAN	30.912
J0000000000027935	AZUCAR MONTALBAN, C.A.	285.770
J0000000000669139	PDVSA INSTITUCION FONDO DE AHORROS	550.000
J0000000001393781	DESARROLLOS CABO CORDERO S.A.	4.000
J0000000001436944	INVERSIONES SABENPE, C.A. .	400.000
J0000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	68.000
J0000000001639560	FUNDACION CARLOS DELFINO FUND.CARLO	1.300.000
J0000000001653244	INVERSIONES MELOCOTON,C.A.	546.586
J0000000001653260	INVERSIONES EL DURAZNO,C.A	150.000
J0000000001741135	INVERSIONES 84709 C.A. .	777.793
J0000000002013516	INVERSIONES TEDEA C.A. .	84.365
J0000000002059893	INVERSORA ACDC, C.A.	200.000
J0000000002226099	VALORES VENCRED CASA DE BOLSA, S.A.	15.200
J0000000002277513	REPRESENTACIONES REAL TESORO,C.A. .	5.000
J0000000002345250	PEAVEY DE VENEZUELA, C.A.	56.800
J0000000002859512	FONDO DE AHORRO DE INELECTRA	376.500
J0000000002901322	FINANCORP VALORES CASA DE BOLSA C.A	36.401
J0000000002908866	BBO CASA DE BOLSA C.A	200.000
J0000000002933330	INVERSIONES THE BEST SUPPLIES, C.A.	31.000
J0000000002966645	FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650
J0000000003266140	INVERUNI□N S.A CASA DE BOLSA	1.840.000
J0000000003290394	INVERSORA FERIBASAN,C.A. .	5.000
J0000000003330523	INTERACCIONES CASA DE BOLSA C.A	194.289
J0000000003431508	LA PRIMERA CASA DE BOLSA C.A	88.620
J0000000003456055	ACTIVALORES SOCIEDAD DE CORRETAJE D	6.950.514
J0000000003638200	DEPOSITARIA DE VALORES Y ACCIONES,	124
J0000000003696935	VALORES 92,C.A.	5.400
J0000000300011348	VIKI INVERSIONES C.A.	70
J0000000300070042	INVERSIONES CARAMAY C.A.	52.794
J0000000300138585	GLOBAL MARKET	27.500
J0000000300311937	INVERSORA RIVASA,C.A,	5.25[illegible]
J0000000300885208	FUNDA INFANTES INFANTES	22.000
J0000000301392094	APJ-PDV ASOCIACI□N CIVIL	996.722
J0000000301452810	INVERSIONES HOPLITA,C.A.	160.00[illegible]
J0000000301515625	MARENA, R.S.L.	55.67[illegible]
J0000000302092299	INVERSORA BENAZOLVE, C.A.	30.00[illegible]
J0000000302203880	CONSTRUCTORA S.A.L.F. 94,C.A. .	83.800
J0000000302346100	INTERBURSA CASA DE BOLSA C.A	8.06[illegible].945
J0000000303039650	REPRESENTACIONES ALGHI; C.A.	10.86[illegible]
J0000000303126022	ORSON KRAVITZ VALORES S.A. .	2.000
J0000000303424600	ECONOINVEST CASA DE BOLSA C.A	1.619.016
J0000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	8.000
J0000000303715176	VALORES MERCO C.A .	1.500
J0000000303929940	SERVICIOS ALVAREZ Y ARIAS C.A.	7.200

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

J0000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	3.665.471
J0000000304187866	CREACIONES RACAM, S.A. .	100.000
J0000000304646020	PORTAFOLIO DE INVERS.PETROLERA DIVE	68.200
J0000000304750587	U21 CASA DE BOLSA C.A	961.540
J0000000304957505	CAFUCAMIDE	104.000
J0000000305301905	BANCA DE INVERSIONES GRV, C.A.	8
J0000000305419000	MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	75.000
J0000000305532834	VETA HOLDINGS A.V.V.	28.700
J0000000305810567	CORPORACION CARMEL, C.A.	450.000
J0000000307099941	CORPORACION EBNEK, S.A.	155.000
J0000000307781890	FONDO COMUN C.A, BANCO UNIVERSAL	10.000
J0000000308115916	INVERSORA MY OWN BUSINESS, C.A.	20.000
J0000000308693707	PROMOTORA DE CAPITALES PRODECA,C.A	160.000
J0000000312163399	MEADOWWEED PTE LTD	43.481.924
J0000000312481862	PROCESAMIENTOS ADMINISTRACTIVOS TIE	347.500
J0000000313323586	VENAFIN SOCIEDAD DE CORRETAJE DE VA	483.637
J0000000313961884	INVERSIONES 2.2.2., C.A.	49.510
J0000000314242296	CREDIT SUISSE	303.000
J0000000315169614	ATTICUS EMERGING MARKETS FUNDS, LTD	19.723.031
J0000000315681480	JESO INV. INMOBILIARIA II, C.A.	100.000
J0000000316506584	DELFA 26, C.A.	46.400
P0000000700431987	ASFROD JOHN EDWARD	15.000
V0000000000010709	BAIZ ANDRADE OSCAR	18.000
V0000000000023991	OLIVARES HERIZE ALBERTO	1.000.000
V0000000000026368	GOMEZ GARCIA MYRIAM ALICIA	308
V0000000000028399	DIAZ JOSE DAVID	12.246
V0000000000037522	MICO DE CARDENAS YOLANDA MARGARITA	570.402
V0000000000041611	MENDOZA VELUTINI TULIA	68.000
V0000000000219064	ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940
V0000000000247948	BIELINSKI MARKOWICZ REINHOLD	2.000
V0000000000334917	GUERRA MU□OZ RAISA	12.500
V0000000000381851	MEDINA ORTEGA SIMON	33.650
V0000000000583440	ELBITTAR CESIN JESUS ROLANDO	10.000
V0000000000637964	GIORDANI DI LIVIO CARLO ANTONIO	80.661
V0000000000639904	HEREDIA JUAN BAUTISTA	40.000
V0000000000674270	ESTE SALAS AQUILES	25.000
V0000000000682621	PARRA FEBRES REINALDO ALBERTO	10.000
V0000000000775559	PULIDO OCIDE RAFAEL	14.700
V0000000000929684	COLL BLASINI NESTOR JOSE	1.302
V0000000000931866	GONZALEZ DELFINO ALFREDO	96.500
V0000000000935879	LEFELD BURGUILLOS HANS WALTER	1.065.000
V0000000000947555	ANDONEGUI MILLAN RAFAEL	17.681
V0000000000955598	GOMEZ DE MARTINEZ EDILIA VICTORIA	5.000
V0000000000966667	BENITEZ ARREAZA JAIME	25.760
V0000000000973302	WLODARCZYK SCHMIDEK EGON	2.500
V0000000001377232	TOVAR ALVARADO JOSE ABRAHAM	100.000
V0000000001444067	MEWA MORENO GILBERTO	10.000
V0000000001687568	RUIZ ESPINOSA EDMUNDO ALCIDES	10.000
V0000000001710538	CANTO GAUTIER YLEANA AUGUSTA	9.265
V0000000001713422	SOTO APONTE PEDRO JOSE	5.000
V0000000001719084	PARRA PARDI MARIA ELENA	40.000
V0000000001722277	VITOLS RIEKSTINS JURIS	40.000
V0000000001725241	RUIZ ALMANDOZ ISMAEL JOSE	116.080
V0000000001738523	GOMEZ FEGUNDEZ ANDRES MIGUEL	10.000
V0000000001751197	PIERALDI HADDAD CARLOS ALBERTO	323.500
V0000000001759616	MONTERREY MULLER LEOPOLDO AUGUSTO	10.000

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

V0000000001817132	ZABALA VELIZ EUNICES JOSEFINA	5.000
V0000000001847271	SANDOVAL PEREZ ALFREDO EDUARDO	600
V0000000001848657	GARRIGA GARCIA PEDRO JOSE	32.172
V0000000001852603	JARAMILLO RAMIREZ LUIS F	60.000
V0000000001858159	LUCKE GIMENEZ YOLANDA	23.000
V0000000001866338	MARINE FERRE JOSE	2.000
V0000000001873293	PERALTA JOSE ELI	98.459
V0000000001882469	ESCOBAR ESCOBAR JULIAN CONCEPCION	58.280
V0000000002099975	SALVADOR PELAY JOSE ANTONIO	35.000
V0000000002111081	PERUCH COSTA GALLIANO WALTER SERAFI	796.875
V0000000002113431	PAPARONI MICALE FERNANDO	21.000
V0000000002122356	ANDONEGUI MILLAN JESUS GILBERTO	560
V0000000002130462	SITGES LAPE□A ENRIQUE	50.000
V0000000002138901	MORANTES DE GONZALEZ GRACIELA	2.500
V0000000002457294	DAVILA HERNANDEZ ALFONSO ANTONIO	10.000
V0000000002504472	CRESPO JUAN ORLANDO	9.722
V0000000002541727	HIM DE ANGULO GRETTY MERARI	5.550
V0000000002574717	RODRIGUEZ YAJURE FREDDY ARBEL	250.000
V0000000002665104	FRANCESCHI BALAN LUISA MARIA	25.000
V0000000002766008	PEREZ RIVERA CARLOS ANTONIO	3.396
V0000000002897687	RODRIGUEZ MARCIALES MARIANELA	10.778
V0000000002933366	POBLACION GONZALEZ TOMAS JULIAN	10.000
V0000000002937633	ANZOLA GOLDING ALFREDO JUVENAL	125.000
V0000000002939225	PIERALDI HADDAD GLADYS	502.500
V0000000002941147	FERNANDEZ PALAZZI FEDERICO	126.900
V0000000002986251	PIERALDI GONZALEZ CESAR AUGUSTO	33.621
V0000000002990025	ABRAHIM KATOON HAROON	3.000
V0000000002995863	DE LUCA CUSATES DOMENICO	30.000
V0000000003027019	MEJIAS ORFILA FRANCISCO AURELIANO	2.000
V0000000003036334	GABALDON RONCAYOLO FERNANDO ALBERTO	19.500
V0000000003108127	FERNANDEZ PEREZ JOAQUIN	30.000
V0000000003175286	FRIAS DE RUIZ MARIA EUGENIA	18.000
V0000000003177127	MENDEZ DIB AQUILES JOSE LUIS	1.830
V0000000003177146	SAEZ DE IBARRA PLATERO FELIX FLOREN	730
V0000000003187489	RAMOS RAMIREZ NAPOLEON FERNANDO	130.910
V0000000003207824	GILJEW DE DEVOST LARISA	100.000
V0000000003246517	CHRISTIANSEN NIELSEN LUIS ERNESTO	1.620.610
V0000000003281559	GOMEZ DE CADENA JOAN MARY	799.000
V0000000003283764	REBOLLEDO LUGO JOSE ANTONIO	90
V0000000003400008	PERISSE SEOANE JOSE LUIS	15.000
V0000000003563245	RUIZ MORENO MARIA AURORA	10.000
V0000000003611693	GARCIA RAFAEL ARTURO	1.000
V0000000003657559	ZUBELDIA DE VEGAS ITZIAR	70.000
V0000000003657855	A□EZ DELFINO ARNALDO JOSE	23.172
V0000000003659617	DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200
V0000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	9.288
V0000000003665350	DIAZ DE FARO SILVIA MARGARITA	77.454
V0000000003665351	DIAZ DELFINO RAFAEL JOSE	[illegible]302.4[illegible]
V0000000003665695	OLIVARES CALATRAVA SELMA MARIA	33.[illegible]0
V0000000003667581	GONZALEZ DE VITOLS MARIA AUXILIADOR	25.3[illegible]
V0000000003726603	ALVAREZ GONZALEZ PEDRO PACIENTE	18.200
V0000000003748479	HERNADEZ DE AVILA OSIRIS YAISAGE	5.964
V0000000003753280	SEIJAS CASTILLO JESUS ALIRIO	3.500
V0000000003767890	VALERO CONTRERAS GLADYS CLEMENCIA	4.200
V0000000003809826	VALDERRAMA ANA MIREYA	4.000
V0000000003815519	PETIT ORTIZ SANTIAGO GERARDO	17.934

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

V0000000003852972	URQUIOLA BATTISTI ALAN ALBERTO	108.074
V0000000003863132	BRACHO NOGUERA ALBERTO ACACIO	50.000
V0000000003881912	HERNANDEZ CALDERON CARLOS OMAR	1.000
V0000000003916248	QUINTANA GOMEZ JORGE HUGO	1.000
V0000000003924804	ACOSTA NAVA HUMBERTO GERARDO	23.500
V0000000004013155	CASTRO GOMEZ LUIS FERNANDO	100.000
V0000000004081795	MATOS DE FELDMAN MARITZA COROMOTO	5.000
V0000000004082070	ILIJA BRISA LORENZO	1.008.250
V0000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	39.000
V0000000004086558	COHEN KOHN FANNY	100.000
V0000000004088365	SANZONE PALMINTERI GIOVANNI	25.000
V0000000004115421	ALVAREZ RODRIGUEZ JOSE ANTONIO	20.000
V0000000004118522	MAYORA CEBALLOS CARMEN JOSEFINA	1.000
V0000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	2.000
V0000000004348569	PEREZ MEDINA FERNANDO	12.000
V0000000004349611	CASTELAO MORENO HIGINIO	14.000
V0000000004350479	MELIAN TRUJILLO JOSE ALBERTO	130.000
V0000000004351667	MUTIS VAN SCHERMBEEK HERMAN	275.976
V0000000004353851	SCARPONE RANTE JUAN CARLOS	5.000
V0000000004355639	RODERO OLAY ADORACION	331
V0000000004358931	GOMEZ CASTANEDA OMAR RICARDO	500
V0000000004530889	LLORENTE CHICOTE GREGORIO	61.900
V0000000004541412	DAZA GADEA TITO ARGENIS	13.600
V0000000004563624	ZAFRA RAMIREZ JHONY DE JESUS	367.632
V0000000004565186	GALLO PEPE FRANCESCO	35.000
V0000000004664850	LEON JOSE ANTONIO	270.000
V0000000004680929	DI STEFANO DI GIACOMO FRANCO DONATO	22.000
V0000000004751738	CARMONA DE HERNANDEZ BEATRIZ MARIA	3.600
V0000000004765495	ZULOAGA POCATERRA PEDRO	32.000
V0000000004771501	DIAZ DELFINO MARIOLGA	177.454
V0000000004772641	FRANCO TACHER ALBERTO	15.000
V0000000004773256	DE LEON ALEGRIA MARCELINO ANTONIO	5.000
V0000000004807097	PEREZ HERNANDEZ NILO EUGENIO	42.000
V0000000004923972	DRIUSSI FABRO ANALISA GLADYS	3.400
V0000000005217911	SCHOLTZ GONZALEZ HERMAN ALBERTO	2.000
V0000000005223986	DESOUSA FONTES ADERITO	3.000
V0000000005255856	LOPEZ RODRIGUEZ LUIS GUILLERMO	6.015
V0000000005307541	BELLINI MARIN FRANCO	54.000
V0000000005309483	GUEVARA SANCHEZ PEDRO VICENTE	120.000
V0000000005310252	SABATER LANDER OSCAR EDUARDO	450
V0000000005426728	NAVARRO PRADA ZORAIDA	6.000
V0000000005532764	PEREZ CASTILLO JOSE ALBERTO	15.000
V0000000005533581	RODRIGUEZ ALVAREZ ALEJANDRO	1.000
V0000000005533744	ARRIAGA HERNANDEZ FERNANDO ALFREDO	61.543
V0000000005536549	PRAT PINEDO ARIEL EDUARDO	5
V0000000005537137	CAZAUBON ROJAS JUAN BAUTISTA	2[illegible].000
V0000000005537956	ELLIS ALVAREZ DE LUGO EDWARD JOHN	1.7[illegible]3.386
V0000000005539139	ATENCIO CHACON ITALO SEGUNDO	487
V0000000005564886	GUIA LARA CARLOS MANUEL	40.000
V0000000005570932	DIAZ DE MARILAO XIOMARA MARIA	11.740
V0000000005966408	GHAZAL KHAWAJA CARLOS	5.600
V0000000005967813	DELFINO THORMAHLEN ALBERTO JOSE	4.800.[illegible]0
V0000000005972132	FEBRES PEREZ JOSE ALBERTO	63.902
V0000000006016652	PEREZ CEDEÑO ALBERTO ANTONIO	28
V0000000006064839	DE LA FUENTE MARIA LUISA	25.000
V0000000006086323	CAPIELO RAYMOND SANIA CELINA	990

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

V0000000006091246	MACHADO JUAN ARMANDO	240.318
V0000000006099745	SEITIFE TRINA EMILIA	20.000
V0000000006105588	DEUTSCH HOLLO RAFAEL	204.886
V0000000006123433	FUHRMAN ROTH ZWI HENRIQUE	249.300
V0000000006132094	RODRIGUEZ BUSTAMANTE ANTONIO JOSE	100
V0000000006132980	DINIZ CORREIA JOAO GABRIEL	3.000
V0000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	37.461
V0000000006197686	ALVAREZ VAZQUEZ INOCENCIO	50.000
V0000000006224658	HERNANDEZ HECTOR JOSE	10.000
V0000000006242479	DE LUCA ALDORASI GIOVANNI	167.000
V0000000006254962	CICCARIELLO DEL BORGO PASQUALE	11.000
V0000000006289162	TEHLIKIAN CAVALERO JORGE ADRIAN	4.780
V0000000006297779	LECUNA BUENO MARIA CLARA	20.000
V0000000006308128	PICON CARRILLO MARIA EUGENIA	7.500
V0000000006346307	GARCIA RODRIGUEZ LEONARDO	16.150
V0000000006370693	GOMEZ RIVERA JORGE JAVIER	1.000.000
V0000000006376756	RIVAS HERNANDEZ LEONARDO JOSE	100.000
V0000000006398408	DELFINO PARRA ELENA	30.682
V0000000006402960	DE ANDRADE ABREU RAUL	5.740
V0000000006403895	NAGEL MARKOVIC CARLOS ALBERTO	1.524.800
V0000000006404595	ZERPA ARVELO EDGARDO	12.000
V0000000006430202	BETANCOURT CASTRO JOSE RAMON	312
V0000000006442683	SCOTTI MATA SALVADOR FRANCISCO	24.700
V0000000006463879	ALMEIDA MARTINS ALFONZO	20.000
V0000000006496173	ROMERO RODRIGUEZ PEDRO JOSE	11.800
V0000000006527501	DIAZ FRIAS ANTONIO FELIPE	4.550
V0000000006548900	MORENO PEREZ JOSE	9.000
V0000000006555154	MESZAROS REYES MARITZA	11.665
V0000000006555595	CAPPELLIN LUCADELLO PAOLO	100.000
V0000000006555660	MAURY RODRIGUEZ MARIA EUGENIA	527.051
V0000000006558237	BRACHO BETANCOURT SERGIO RAUL	6.000
V0000000006560318	MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328
V0000000006560336	FONT CARVALLO EDUARDO JOSE VICENTE	500
V0000000006847432	ARECHABALETA ARRIEN MIKEL	36.560
V0000000006847533	FIORAVANTI DE SANCTIS MARINA FELICI	2.000
V0000000006900875	LEIZAOLA LARTITEGUI I□AKI	656.000
V0000000006911618	DEMKE NIESSEN HERMANN WALTER	300.000
V0000000006914120	MENDEZ MENDEZ CARLOS FELIPE	10.896
V0000000006915171	SEARA MARTA FRANCISCO ANTONIO	17.000
V0000000006915351	MENDEZ MONTILLA ELEONORA	1.000
V0000000006915849	RODRIGUEZ PAREDES MARIELA VIOLETA	55.180
V0000000006916415	PARRA WALLIS INES	125
V0000000006919615	DA COSTA MONTEIRO JOAQUIN FERNANDO	1.764
V0000000006932110	MIRAGAYA SANTANA FRANCISCO	10.000
V0000000006964086	GIULIANO AURICCHIO GIUSEPPE	2.000
V0000000006967546	MAGUHN TOLEDO MARIA ALEJANDRA	5.000
V0000000006976369	GRISANTI CAPRILES ALEJANDRO	100.00[illegible]
V0000000006976384	LOPEZ GARCIA FERNANDO HERMOGENES	35.00[illegible]
V0000000006977221	ROJAS TORRES CARLOS ALBERTO	25.00[illegible]
V0000000006977314	GRATEROL GARCIA ALEXANDER ANTONIO	20[illegible]
V0000000006977524	TOCCO RIO	60.333
V0000000006979685	GARMENDIA HOYOS RAUL MARCIAL	12.000
V0000000007246412	DIAZ GUEVARA ADRIANA	2.000.000
0000000007251120	DELFINO GOMEZ VIVIANNE	100.000
V0000000007403709	HODEL BAUMANN SILVIA THERESIA	12.150
V0000000007410562	ROQUE ARROYO LUIS ALFREDO	5.100

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

V0000000008316337	MARTINEZ ABAL MARIA ISABEL	16.000
V0000000008575353	JACINTO CHIRINOS NANCY COROMOTO	47.450
V0000000008723271	VELASQUEZ AZUAJE KEIDY BEATRIZ	63.000
V0000000009225678	CORTEZ QUANTIP JOSE RICARDO	50.000
V0000000009418722	RODRIGUEZ MENDOZA AQUILES RAMON	1.000
V0000000009434951	ALVAREZ GONZALEZ MARIELA	10.100
V0000000009542269	GALINDEZ MARTINEZ RAFAEL	51.500
V0000000009601210	LITVACK FUENTES HUBERT ALBERTO	600
V0000000009710318	GATTO PALMENTIERI ANTONIO	20.000
V0000000009720709	PRISCO FALCIANI ALFONSO	70.000
V0000000009881876	ESQUIVEL POZA JUAN ANGEL	12.500
V0000000009882548	GOMEZ BERTOLINI GONZALO	100.000
V0000000009967977	LANDER SUCRE EDUARDO HENRIQUE	20.000
V0000000010112713	PULIDO MELCAN TIBISAY VICTORIA	13.000
V0000000010180202	PAZOS RAICES MANUEL OSCAR	6.500
V0000000010182528	BRICE□O BRUZUAL RAFAEL ENRIQUE ONOF	83.000
V0000000010330071	CUADRA LARRA□AGA PATRICIA	50.800
V0000000010332857	VERA GONZALEZ JOAQUIN EMIGDIO	147.395
V0000000010332867	PIFANO GOMEZ ANTONIO CARLOS	2.000
V0000000010333117	GARCIA ALVAREZ JORGE JUAN	11.250
V0000000010334137	MARQUEZ BUSTAMANTE IVAN ANTONIO	1.200
V0000000010334991	SOARES BARRIOS MANUEL EDUARDO	20.000
V0000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	8.000
V0000000010388354	HURTADO COVA YOARMIS TIBURCIA	12.500
V0000000010412530	MATOS SALERNI LUIS HUMBERTO	2.780
V0000000010485055	ROJAS GUZMAN PABLO ISAAC	26.200
V0000000010488358	VIVAS PACHECO JENNY MILAGROS	1.380
V0000000010791728	GUANCHEZ DIAZ CARLOS VEDA	2.821
V0000000010805422	LLOVERA PULGAR ANA ISABEL	23.500
V0000000010816568	ALBAN SALAZAR SOCORRO DEL PILAR	40.984
V0000000010841175	STELLA MARTELLOTTI ANGELO	57.900
V0000000011043678	GARABATOS PEREZ ALEJANDRINO	21.082
V0000000011203569	ZAMBRANO AGUILAR ELY ALEJANDRO	1.595
V0000000011307197	CHRISTIANSEN FREITES FRANCISCO JOSE	26.000
V0000000011312534	AKL UHRI MONICA AKL	155
V0000000011314148	SPIOTTA GARCIA ALESSANDRO	9.400
V0000000011357147	MU□OZ FALCONI ALVARO JOSE	42.087
V0000000011408653	PEREZ MATUTE JIMMY JOSE	10.000
V0000000011493286	ESPINOZA NAVARRO JOSE GABRIEL	5.325
V0000000011664353	DOS SANTOS DINIS SEBASTIAO	10.000
V0000000011736533	CHRISTIANSEN FREITES JUAN CARLOS	33.000
V0000000011740544	DIAZ SUCRE MARIA VALENTINA	5.300
V0000000011944008	BEE SUSAN MARY	100
V0000000012142133	AROCHA HERNANDEZ ANDREINA	517
V0000000012390693	DELGADO SORONDO FERNANDO JOSE	3.000
V0000000012421560	MONTOYA CORREA ELKIN DE JESUS	669.941
V0000000012483488	BASTIDAS GRATEROL ALI ALEXANDER	3.500
V0000000012640166	RUIZ ARRATIA JOANNEL GINETTE	8.400
V0000000012955353	CRISTINO GONCALVES JOAO	25.000
V0000000012957766	ROMERO IRIBARREN IGNACIO JAVIER	10.000
V0000000013312884	GONZALEZ RODRIGUEZ MANUEL	7.500
V0000000013509524	EID JAWHARI CHADI JAWAD	2.600
V0000000013530071	PAMATO CHILESE MARCO	1.000
V0000000013557708	UMANCHUK RODRIGUEZ AXEL NICOLAY	2.875
V0000000013800909	MARQUEZ VELAZQUEZ ALEJANDRO	2.500
V0000000014350221	ALVES MANRIQUE HUMBERTO JOSE	10.000

Listado de los Accionistas de MANUFACTURAS DE PAPEL MANPA, Registrados en la CVV CAJA VENEZOLANA DE VALORES S.A. Con fecha valor 27 de abril de 2007

COMISION NACIONAL DE VALORES

V0000000015405451	LLORENTE SUAREZ SYLVIA IRENE	14.700
V0000000015485409	CORREDOR RAMOS CARLOS ELIAS	70.546
V0000000015605630	DIAS GARCIA CARLOS ALEXANDER	3.000
V0000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	12.000
V0000000015978598	AGUILAR CHIROUZE ELENA IRENE	10.000
V0000000016431052	GONCALVES JOAO MANUEL	600
V0000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	990
V0000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	10.000
V0000000017414652	LLORENTE SUAREZ CRISTINA MARIA	10.000
V0000000017605211	LUQUE VELASQUEZ JHOSEN ALBERTO	5.710
V0000000021131045	VAN DAM DIRK MAARTEN	100.000
V0000000023637751	FENG XIAN YU	113.046
V00000003812711.1	JATAR PENZINI ANA EDITH	3.750
V00000003812711.2	JATAR PENZINI ANTONIO	3.750
V00000005304139.1	PENZINI MARTINEZ ISABEL CARLOTA	3.750
V00000005304139.2	PENZINI MARTINEZ PEDRO IGNACIO	3.750
	Totales	***137.188.465***

CAJA VENEZOLANA DE VALORES

Yo, CARLOS DELFINO T., venezolano, mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el día 31 de marzo de 1950, bajo el N° 379, tomo 1-B (Expediente 3251), por el presente documento certifico el presente listado de accionistas, que incluye a todos y cada uno de los accionistas de la compañía que se encuentran registrados a través de la C.V.V. Caja Venezolana de Valores a la fecha de celebración de la Asamblea Ordinaria más abajo indicada, constante de siete (7) folios, el cual fue emitido y sellado por la C.V.V. CAJA VENEZOLANA DE VALORES, en su condición de Caja de Valores, para la Asamblea General Ordinaria de Accionistas celebrada el 27 de abril de 2007 a las 12:00 m.. Certificado que emito en Caracas, a los tres (03) días del mes de mayo de dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Carlos Delfino T.
Presidente de la Junta Directiva

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

INFORME SOBRE LOS METODOS Y PROCEDIMIENTOS APLICADOS EN SU ORGANIZACION PARA PREVENIR LA UTILIZACION DE LOS MISMOS COMO MEDIO PARA LEGITIMAR CAPITALES

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. dando cumplimiento con lo establecido en el numeral 9 del artículo 5 de la Reforma de las Normas relativas a la Información Periódica u Ocasional que deben Suministrar las personas sometidas al Control de la Comisión Nacional de Valores contenida en la Resolución N° 012-2006 de fecha 9 de febrero de 2006 y publicada en la Gaceta Oficial Extraordinaria N° 5.802 de fecha 8 de marzo de 2006, informa a la Comisión Nacional de Valores sobre los métodos y procedimientos aplicados por la organización durante el año 2006, destinados a prevenir la utilización de la misma para legitimar capitales.

1. La Junta Directiva en su reunión N° 950 de fecha 25 de agosto de 2006 aprobó el Código de Etica, el Documento de Buen Gobierno Corporativo y el Compromiso Institucional, este último suscrito por todos los miembros de la Junta Directiva, los cuales fueron remitidos a ese organismo el 30 de octubre de 2006, cumpliendo así con lo establecido en los artículos 18, 20 y 21 de la Resolución 178-2005 de fecha 16 de diciembre de 2006 mediante la cual se dictan las "Normas para la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", publicada en la Gaceta Oficial N° 38.354 del 10 de enero de 2006.
2. La Presidencia Ejecutiva de la compañía en fecha 21 de noviembre de 2006 formalizó el nombramiento de la Lic. Beatriz Macero de Manzur, como Funcionario de Cumplimiento de Prevención y Control, de conformidad con la obligación establecida en el artículo 9 de la antes citada Resolución.
3. En relación al pago de los dividendos en efectivo que mi representada realiza directamente, se mantuvo el procedimiento interno destinado a verificar con el agente de traspaso la identidad de los accionistas, sean estos personas naturales o jurídicas, así como las condiciones para el pago de los mismos, manteniendo un archivo individual de cada uno de ellos con la documentación legal correspondiente que deben presentar en cada oportunidad de pago, así como de las autorizaciones para el cobro, dejando copias de los documentos de identidad, tanto del accionista como del autorizado, así mismo se decidió tomar la huella dactilar del autorizado o del accionista, según fuese el caso.
4. Con anterioridad a la entrada en vigencia de la Ley Orgánica contra el Trafico Ilícito y el Consumo de Sustancias Estupefacientes y Psicotrópicas (G.O. N° 38.337 del 16 de diciembre del año 2005) y de la Ley Orgánica contra la Delincuencia Organizada. (G.O. N° 5.789 del 26 de octubre del año 2005), MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A había establecido controles y procedimientos para las áreas de compra de bienes y servicios y de venta y mercadeo, los cuales fueron revisados para determinar que se cumplieran los parámetros y criterios establecidos en las normas para prevenir la utilización de la compañía como medio para legitimar capitales, y que podemos resumir de la siguiente forma:

   4.1 Expediente de cada proveedor o cliente con la siguiente documentación:

   Legal: RIF y NIT, expediente mercantil (acta constitutiva y sus modificaciones), certificación en la cual la empresa deja constancia expresa de su composición accionaria, referencias bancarias, los dos últimos estados financieros, carta con la lista de otros clientes, certificación sobre la actividad económica que realiza, entre otros.

MANPA

Laboral: Copia del acta constitutiva del Comité de Seguridad y Salud, planilla 14-02 de cada trabajador, última factura cancelada del IVSS, constancia de cancelación listado de los trabajadores afiliados de la Ley Régimen Prestacional de Vivienda y Habitat, constancia de cumplimiento de la Ley de Alimentación, seguro de responsabilidad civil, notificación y análisis de Seguridad o riesgos por cargo firmada por cada trabajador, programa de higiene y seguridad laboral, constancia e inducción de los trabajadores, evaluación médica pre-empleo, listado del personal y del representante de seguridad, constancia de entrega de equipo de protección personal y del uniforme, listado o inventario de los equipos o maquinarias a ingresar, plan de emergencia en caso de lesiones o enfermedades.
Información que debe actualizarse trimestralmente.

4.2 En el área comercial se establecieron las siguientes normas para realizar la cobranza:

- 4.2.1 Todo el ingreso de dinero deberá estar ampliamente respaldado con los documentos que comprueben el origen de los fondos, bien sea que se trate de la cobranza derivada de la venta de los productos fabricados por Manpa, o de la venta o alquiler de alguno de sus activos, o del rendimiento originado por alguna de sus inversiones.
- 4.2.2 En ningún caso se aceptarán "pagos por cuenta de", es decir no se aceptarán cheques emitidos por una tercera persona (natural o jurídica) distinta al cliente o deudor.
- 4.2.3 En el caso de las ventas nacionales, sólo se aceptarán pagos denominados en la moneda de curso legal en Venezuela.
- 4.2.4 Sólo se aceptarán pagos en monedas y billetes, en moneda de curso legal en Venezuela, siempre y cuando se trate de montos inferiores al equivalente a 250 unidades tributarias.
- 4.2.5 En ningún caso se aceptarán pagos mediante el uso de monedas y billetes denominados en divisas extranjeras. En el caso de las exportaciones, los clientes deberán realizar los pagos mediante la emisión de cheques, cartas de crédito o mediante transferencia bancaria.

4.3 Se establecieron controles de horarios y días de ingreso y egreso a las plantas industriales, almacenes, oficinas y caja.

4.4 Se dictaron normas y procedimientos por área y niveles de responsabilidad para la aprobación de las compras de bienes y servicios nacionales e importados.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

[signature]

Lic. CARLOS E. DELFINO T.
Presidente

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 4 de mayo de 2007

08105 RECIBIDO

Señores
Gerencia Regional de Tributos Internos
Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
Región Capital.
Su despacho.

Yo, Carlos Eduardo Delfino T., venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nro. 3.659.317, procediendo en mi carácter de Presidente de la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., sociedad inscrita en el Registro de Información Fiscal con el Nro. J-00023530-9, carácter que consta en Acta de Junta Directiva Nro. 944 de fecha 21 de abril de 2006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 03 de mayo de 2006, bajo el Nro. 10, Tomo 57-A-Pro (se anexa copia), ocurro ante usted respetuosamente para exponer lo siguiente: Solicito ante este organismo la expedición de la solvencia fiscal de mi representada, con el objeto de poder dar cumplimiento con lo establecido en el numeral 10 del articulo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, publicada en la Gaceta Oficial Extraordinaria Nro. 5.802 de fecha 8 de marzo de 2006, para lo cual anexo copia de la última Declaración de Definitiva de Impuesto Sobre La Renta.

Sin otro particular y agradeciendo la atención que nos puedan prestar,

Atentamente,

Carlos E. Delfino
Presidente de la Junta Directiva

DOMINGO
EL NACIONAL
http://www.el-nacional.com
Bs 1.600
CARACAS VENEZUELA
29 de abril de 2007
AÑO LXIV
#22.869
FUNDADO EN 1943
CARACAS-VENEZUELA

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 959 de fecha 27 de abril de 2007 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 27 de abril de 2007 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 7 de mayo de 2007 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de mayo de 2007 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 29 de abril de 2007

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • DOMINGO 29 DE ABRIL DE 2007 • Bs 1.600 • AÑO XCVIII • Nº 35.129 • DEPÓSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 959 de fecha 27 de abril de 2007 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 27 de abril de 2007 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 7 de mayo de 2007 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de mayo de 2007 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 29 de abril de 2007

Deloitte.

Lara Marambio & Asociados

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2006 y 2005

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2006 y 2005

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, May 11, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION.

Present.

Attn. Lic. Anotnio MArtínez

Director of Public Offer

Dear sirs:

This aims at submitting the printed list of shareholders at April 31, 2007 as there has been certain problems via electronic mail concerning the system application by the National Securities and Exchange Commission, as information provided by the Head Office of Informatics. This can be verified in the copies attached hereto of some attempts made to transmit such list.

Likewise, we do hereby attach copy of the two e-mails sent on the 8th and the 9th day of the present month, in which we informed about the impossibility to comply with the obligation to send the list of shareholders at April 31, 2007.

Nevertheless, in order to comply with the sending of information via electronic mail, my principal will send through this via a list when the problem is sorted out.

Sincerely,

Manufacturas de Papel, C.A. (Manpa) S.A.CA.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.--

Nelly González 05/09/2007 05:09 p.m.

To: ofertap@cnv.gob.ve

Cc: Angel Ramírez/CCS/VE/MANPA@MANPA, Ricardo Volpe/CCS/VE/MANPA@MANPA

Ref: Rm: Information about proems in applying CNV System-List of shareholders

Dear Lic. Antonio Martinez:

This aims at make you know that today, May 9, 2007 (date in which the Head Office of Informatics of that entity suggested us to send the information), MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A and CORPORACIÓN INDUSTRIAL DE ENERGÍA, C.A. S.A.C.A. were not able to send the lists of shareholders at April 30, 2007 because there are still "application problems" in the system of the National Securities and Exchange Commission, as information provided by the Head Office of Informatics of that Entity.

In view of the problem we communicated with the Head Office of Public Offers through people responsible for those company information and they told us that the problem still continue. Therefore, we suggested the possibility to send the information printed.

There being no further matter to discuss and please tell us if there is the possibility to print our answer.

Sincerely,

Nelly González D.

Sent by Nelly González/CCS/VE/MANPA@MANPA on 05/09/2007 05:04p.m. ------------

Nelly González 05/08/2007 03:04 p.m.

To: ofertap@cnv.gob.ve

Cc: Angel Ramírez/CCS/VE/MANPA@MANPA, Ricardo Volpe/CCS/VE/MANPA@MANPA

Ref: Rm: Information about proems in applying CNV System-List of shareholders

Dear Lic. Antonio Martinez:

This aims at make you know that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A and CORPORACIÓN INDUSTRIAL DE ENERGÍA, C.A. S.A.C.A. have not been able to send the lists of shareholders at April 30, 2007 within the five (5) business days following closure of the month due to "application problems" in the system by the National Securities and Exchange Commission, as informed by the Head Office of Informatics of that Entity. Such office indicated that we will try tomorrow May 9, 2007.

Sincerely,

Nelly González

Lawyer

Phone 0212-9012307

ngonzalez@manpa.com.ve --

Report on mail monitoring

Your monitoring: Rm: Information about problems in applying CNV System-List of shareholders

Arrived at server: 192.10.10.58

Date: 05/09/2007 05:09:12 p.m.

Report on mail monitoring

MPCCSSVR01/MANPA 05/09/2007 05:09:07 P.M. -05/09/2007 05:09:12 P.M.

MPCCSSVR01/MANPA 05/09/2007 05:09:12 P.M. -05/09/2007 05:09:12 P.M.

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 10, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.
- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: (blank)

Month: (blank)
NEXT

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ---

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 10, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.	
Year: 2007	
Month: April	
Type: ACC	
File: (blank)	Browse
LOAD FILE	

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ---

[Next, there is an information system Internet page of "the page cannot be displayed" because the web site requested is not available at the moment.]--------------------------

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 10, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.
- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: (blank)

Month: (blank)

NEXT

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ---

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 10, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2007

Month: April

Type: ACC

File: (blank) Browse

LOAD FILE

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 --

[Next, there is an information system Internet page of "the page cannot be displayed" because the web site requested is not available at the moment.]-----------------------------

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 9, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.
- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.
Year: (blank)
Month: (blank)
NEXT

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 --

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 9, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 7

- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.
Year: 2007
Month: April
Type: ACC
File: (blank) Browse
LOAD FILE

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ——————————————

[Next, there is an information system Internet page of "the page cannot be displayed" because the web site requested is not available at the moment.]——————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 9, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.
- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.
Year: (blank)
Month: (blank)
NEXT

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ——————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 9, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and *month* to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.
Year: 2007
Month: April
Type: ACC
File: (blank) Browse
LOAD FILE

National Securities and Exchange Commission – Caracas Venezuela

Recommended *resolution* 1024x768 ---

[Next, there is an information system Internet page of "the page cannot be displayed" because the web site requested is not available at the moment.]-----------------------

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.

- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: (blank)

Month: (blank)

NEXT

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ——————————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2007

Month: April

Type: ACC

File: (blank) Browse

LOAD FILE

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ——————————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.	
Year: 2007	
Month: April	
Type: ACC	
File: (blank)	Browse
LOAD FILE	

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ——————————————————————

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: 2007

Month: April

Type: ACC

File: (blank) Browse

LOAD FILE

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 --

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.
- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.

Year: (blank)

Month: (blank)

NEXT

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 --

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon]

- Step 3. Check the year and month to be those you selected..
- Step 4. Press the "Browse" button and select the list of shareholders in format (.xls) corresponding to the year and month.
- Step 5. Press the "Load File" button to upload the file.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.
Year: 2007
Month: April
Type: ACC
File: (blank) Browse
LOAD FILE

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ---

National Securities and Exchange Commission – Caracas Venezuela

Copyright © MMV 2005 - All rights reserved

Recommended resolution 1024x768 ---

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon] Change of password [icon] Log off [icon] ---

National Securities and Exchange Commission – Effective and Participating Transparency

Rif: G-20000170-4 May 8, 2007

Av. Francisco Solano López, entre calle San Jerónimo y Av. Los Jabillos, Edif.. CNV, Urb. Sabana Grande, Caracas – Venezuela

Log in [icon] Financial Statement [icon] List of Shareholders [icon] Contac us [icon]

Change of password [icon] Log off [icon]

- Step 1. Select year and month from the list of shareholders to be uploaded.
- Step 2. Press the "Next" button.

LIST OF SHAREHOLDERS OF MANUFACTURAS DE PAPEL (MANPA) C.A.
Year: (blank)
Month: (blank)
NEXT

National Securities and Exchange Commission – Caracas Venezuela

Recommended resolution 1024x768 ---

[Next, there are eleven (11) pages of a list, with nine (9) columns, namely: Issuing Company Name; Symbol of the Caracas Stock Exchange Market; Shareholders´ Name; I.D./RIF; Number of shares; Par Value (Bs.); % of the stockholding; % accumulated; Cut-Off Date.] --

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 May 14 PM 2:12 FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 11th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2007 MAY 14 PM 2:12
RECIBIDO

Caracas, 11 de mayo de 2007

Señores
COMISION NACIONAL DE VALORES
Presente.-

Atn. Lic. Antonio Martínez
Director de Oferta Pública

Estimados señores:

El presente tiene como finalidad hacer entrega del listado de accionistas al 31 de abril de 2007 en forma impresa, ya que por vía electrónica se han presentado problemas en la Aplicación del Sistema de la Comisión Nacional de Valores, según información suministrada por la Dirección de Informática, lo cual puede ser corroborado en las copias anexas de algunos de los intentos efectuados para la transmisión de los mismos.

Asimismo, adjuntamos copia de los dos correos electrónicos enviados los días 08 y 09 del mes en curso, en los cuales notificamos la imposibilidad de cumplir con la obligación de enviar los listados de accionistas al 31 de abril de 2007.

No obstante y con el objeto de cumplir con el envío de la información electrónicamente, mi representada enviará por esta vía el listado cuando se solvente el problema señalado.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Nelly Gonzalez
09/05/2007 05:09 p.m.

Para: ofertap@cnv.gob.ve
cc: Angel Ramirez/CCS/VE/MANPA@MANPA, Ricardo Volpe/CCS/VE/MANPA@MANPA
Asunto: Rm: Notificación problemas en la Aplicación del Sistema CNV - Listado de Accionistas

Estimado Lic. Antonio Martínez:

El presente tiene como finalidad hacer de su conocimiento que en el día de hoy, 09 de mayo de 2007 (fecha en la cual la Dirección de Informática de ese Organismo recomendó que hiciéramos el envío de la información), las empresas MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y CORPORACION INDUSTRIAL DE ENERGIA, C.A. S.A.C.A. tampoco pudieron enviar los listados de accionistas al 30 de abril de 2007, pues se mantienen los "**problemas de aplicación**" en el sistema de la Comisión Nacional de Valores, de acuerdo con la información suministrada por la Dirección de Informática de ese Organismo.

Visto el problema nos comunicamos con la Dirección Oferta Pública, a través de las personas encargadas de llevar la información de las empresas, y nos indicaron que continuaba el problema, por lo que planteamos la posibilidad de enviar la información vía impresa.

Sin otro particular y agradeciendo nos informe si existe la posibilidad de dar respuesta vía impresa, me despido.

Atentamente,

Nelly González D.
----- Remitido por Nelly Gonzalez/CCS/VE/MANPA con fecha 09/05/2007 05:04 p.m. -----

Nelly Gonzalez
08/05/2007 03:04 p.m.

Para: ofertap@cnv.gob.ve
cc: Angel Ramirez/CCS/VE/MANPA@MANPA, Ricardo Volpe/CCS/VE/MANPA@MANPA
Asunto: Notificación problemas en la Aplicación del Sistema CNV - Listado de Accionistas

Estimado Lic. Antonio Martínez:

El presente tiene como finalidad hacer de su conocimiento que las empresas MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y CORPORACION INDUSTRIAL DE ENERGIA, C.A. S.A.C.A. no han podido enviar los listados de accionistas al 30 de abril de 2007, dentro de los cinco (5) días hábiles siguientes al cierre del mes, por "**problemas de aplicación**" en el sistema de la Comisión Nacional de Valores, de acuerdo con la información suministrada por la Dirección de Informática de ese Organismo, la cual indicó que lo intentáramos mañana 09 de mayo de 2007.

Sin otro particular, me despido.

Atentamente,

Nelly González D.
Abogado
Tlf. 0212-9012307
ngonzalez@manpa.com.ve

Informe sobre el seguimiento del correo

Su seguimiento:	Rm: Notificación problemas en la Aplicación del Sistema CNV - Listado de Accionistas
Ha llegado al servidor:	192.10.10.58
Con fecha:	09/05/2007 05:09:12 p.m.

COMISION NACIONAL DE VALORES
RECIBIDO

Información sobre el seguimiento del correo

MPCCSSVR01/MANPA	09/05/2007 05:09:07 p.m. - 09/05/2007 05:09:12 p.m.
MPCCSSVR01/MANPA	09/05/2007 05:09:12 p.m. - 09/05/2007 05:09:12 p.m.

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

2007 ... PM 2: 12

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

10 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"
Comisión Nacional de Valores
RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 10 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007
Mes: Abril
Tipo:ACC
Archivo: [Examinar...]

[Cargar Archivo]

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- Si escribió la dirección de la página en la barra de direcciones, compruebe que esté escrita correctamente.
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    1. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**.
    2. En la ficha **Conexiones**, haga clic en **Configuración LAN**.
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No se pudo encontrar el servidor o error DNS
Internet Explorer

Venezuela

AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

"Transparencia Efectiva y Participativa ... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

10 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV-Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA CORPORACIÓN INDUSTRIAL DE ENERGÍA, C.A. (CIE), S.A.C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

COMISIÓN NACIONAL DE VALORES

CNV
Comisión Nacional de Valores

"Transparencia, Efectiva y Participativa, ... Nuestro Compromiso"

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

10 de Mayo de 2007

INICIO Organización ☐ Información al Público ☐ Leyes y Normativas ☐ Trámites ☐ Estadísticas ☐ RNV Indicadores ☐ Educación ☐ Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA CORPORACIÓN INDUSTRIAL DE ENERGÍA, C.A. (CIE), S.A.C.A.

Año:2007

Mes: Abril

Tipo:ACC

Archivo: [Examinar...]

[Cargar Archivo]

No se puede mostrar la página

La página Web solicitada no está disponible en este momento. Puede que el sitio Web tenga problemas técnicos o que necesite ajustar la configuración de su explorador.

Pruebe lo siguiente:

- Haga clic en el botón Actualizar o vuelva a intentarlo más tarde.
- Si escribió la dirección de la página en *la barra de direcciones*, compruebe que esté escrita correctamente.
- Para comprobar la configuración de su conexión, haga clic en el menú **Herramientas** y después en **Opciones de Internet**. Haga clic en **Configuración** en la ficha **Conexiones**. La configuración debe ser igual a la proporcionada por su administrador de red de área local (LAN) o su proveedor de servicios Internet (ISP).
- Compruebe que la configuración de conexión a Internet esté siendo detectada. Puede establecer que Microsoft Windows examine la red y detecte automáticamente la configuración de conexión de red (si el administrador de red habilitó dicha configuración).
    1. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**.
    2. En la ficha **Conexiones**, haga clic en **Configuración LAN**.
    3. Seleccione **Detectar automáticamente la configuración**, y después haga clic en **Aceptar**.
- Algunos sitios requieren una conexión de seguridad de 128 bits. Haga clic en el menú **Ayuday** luego en **Acerca de Internet Explorer** para determinar la capacidad de seguridad instalada.
- Si está intentando obtener acceso a un sitio seguro, asegúrese de que es compatible con su configuración de seguridad. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**. En la ficha Opciones avanzadas, desplácese a la sección de Seguridad y compruebe la configuración de SSL 2.0, SSL 3.0, TLS 1.0 y PCT 1.0.
- Haga clic en el botón ⇦Atrás para intentar otro vínculo.

No se pudo encontrar el servidor o error DNS
Internet Explorer

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL DE VALORES

"Transparencia Efectiva y Participativa ... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

09 de Mayo de 2007

INICIO Organización ☐ Información al Público ☐ Leyes y Normativas ☐ Trámites ☐ Estadísticas ☐ RNV Indicadores ☐ Educación ☐ Informes Contáctenos Enlaces

INICIO | EDO. FIN. | LIST. ACC. | CONTACTENOS | CAMBIO CLAVE | CERRAR SESIÓN

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 09 de Mayo de 2007

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007

Mes: Abril

Tipo:ACC

Archivo: Examinar...

Cargar Archivo

No se puede mostrar la página

La página Web solicitada no está disponible en este momento. Puede que el sitio Web tenga problemas técnicos o que necesite ajustar la configuración de su explorador.

Pruebe lo siguiente:

- Haga clic en el botón Actualizar o vuelva a intentarlo más tarde.
- Si escribió la dirección de la página en la barra de direcciones, compruebe que esté escrita correctamente.
- Para comprobar la configuración de su conexión, haga clic en el menú **Herramientas** y después en **Opciones de Internet**. Haga clic en **Configuración** en la ficha **Conexiones**. La configuración debe ser igual a la proporcionada por su administrador de red de área local (LAN) o su proveedor de servicios Internet (ISP).
- Compruebe que la configuración de conexión a Internet esté siendo detectada. Puede establecer que Microsoft Windows examine la red y detecte automáticamente la configuración de conexión de red (si el administrador de red habilitó dicha configuración).
  1. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**.
  2. En la ficha **Conexiones**, haga clic en **Configuración LAN**.
  3. Seleccione **Detectar automáticamente la configuración**, y después haga clic en **Aceptar**.
- Algunos sitios requieren una conexión de seguridad de 128 bits. Haga clic en el menú **Ayuda**y luego en **Acerca de Internet Explorer** para determinar la capacidad de seguridad instalada.
- Si está intentando obtener acceso a un sitio seguro, asegúrese de que es compatible con su configuración de seguridad. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**. En la ficha Opciones avanzadas, desplácese a la sección de Seguridad y compruebe la configuración de SSL 2.0, SSL 3.0, TLS 1.0 y PCT 1.0.
- Haga clic en el botón Atrás para intentar otro vínculo.

No se pudo encontrar el servidor o error DNS
Internet Explorer

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL DE VALORES
2007 MAY 11 PM 2: 12

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

09 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

"Transparencia, Efectiva, y Participativa...
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 09 de Mayo de 2007

- **Paso 3.** **Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4.** **Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al a ño y mes.**
- **Paso 5.** **Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007

Mes: Abril

Tipo:ACC

Archivo: Examinar...

Cargar Archivo

No se puede mostrar la página

La página Web solicitada no está disponible en este momento. Puede que el sitio Web tenga problemas técnicos o que necesite ajustar la configuración de su explorador.

Pruebe lo siguiente:

- Haga clic en el botón Actualizar o vuelva a intentarlo más tarde.
- Si escribió la dirección de la página en la barra de direcciones, compruebe que esté escrita correctamente.
- Para comprobar la configuración de su conexión, haga clic en el menú **Herramientas** y después en **Opciones de Internet**. Haga clic en **Configuración** en la ficha **Conexiones**. La configuración debe ser igual a la proporcionada por su administrador de red de área local (LAN) o su proveedor de servicios Internet (ISP).
- Compruebe que la configuración de conexión a Internet esté siendo detectada. Puede establecer que Microsoft Windows examine la red y detecte automáticamente la configuración de conexión de red (si el administrador de red habilitó dicha configuración).
    1. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**.
    2. En la ficha **Conexiones**, haga clic en **Configuración LAN**.
    3. Seleccione **Detectar automáticamente la configuración**, y después haga clic en **Aceptar**.
- Algunos sitios requieren una conexión de seguridad de 128 bits. Haga clic en el menú **Ayuda**y luego en **Acerca de Internet Explorer** para determinar la capacidad de seguridad instalada.
- Si está intentando obtener acceso a un sitio seguro, asegúrese de que es compatible con su configuración de seguridad. Haga clic en el menú **Herramientas** y después en **Opciones de Internet**. En la ficha Opciones avanzadas, desplácese a la sección de Seguridad y compruebe la configuración de SSL 2.0, SSL 3.0, TLS 1.0 y PCT 1.0.
- Haga clic en el botón Atrás para intentar otro vínculo.

No se pudo encontrar el servidor o error DNS
Internet Explorer

Venezuela AHORA ES DE TODOS

Comisión Nacional de Valores

"Transparencia, Efectiva y Participativa... ...Nuestro Compromiso"

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

08 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"
Comisión Nacional de Valores
RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 08 de Mayo de 2007

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.
Año:2007
Mes: Abril
Tipo:ACC
Archivo: Examinar...

Cargar Archivo

Venezuela
AHORA ES DE TODOS

"Transparencia, Efectiva y Participativa... ...Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 08 de Mayo de 2007

COMISION NACIONAL DE VALORES
2007 MAY 14 PM 2:12
RECIBIDO

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007

Mes: Abril

Tipo:ACC

Archivo: Examinar...

Cargar Archivo

Venezuela
AHORA ES DE TODOS

COMISION NACIONAL
DE VALORES

2007 MAY 14 PM 2: 12

RECIBIDO

"Transparencia Efectiva y Participativa... ...Hacemos Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

08 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO | EDO. FIN. | LIST. ACC. | CONTACTENOS | CAMBIO CLAVE | CERRAR SESIÓN

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007

Mes: Abril

Tipo:ACC

Archivo: Examinar...

Cargar Archivo

COMISION NACIONAL DE VALORES

2007 MAY 15 PM 2: 12

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 08 de Mayo de 2007

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa... ...Nuestro Compromiso"
Comisión Nacional de Valores
RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 08 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 3.** **Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4.** **Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5.** **Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.
Año:2007
Mes: Abril
Tipo:ACC
Archivo: Examinar...
Cargar Archivo

Venezuela AHORA ES DE TODOS

Comisión Nacional de Valores

"Transparencia Efectiva y Participativa ... Nuestro Compromiso"

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela

08 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa...
... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4



Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 08 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 1.** Seleccione el año y el mes del listado de accionista ser cargado.
- **Paso 2.** Presione el botón de siguiente.

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:

Mes:

Siguiente

Venezuela
AHORA ES DE TODOS

"Transparencia Efectiva y Participativa... ... Nuestro Compromiso"

Comisión Nacional de Valores

RIF: G-20000170-4

Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela 08 de Mayo de 2007

INICIO Organización Información al Público Leyes y Normativas Trámites Estadísticas RNV Indicadores Educación Informes Contáctenos Enlaces

INICIO EDO. FIN. LIST. ACC. CONTACTENOS CAMBIO CLAVE CERRAR SESIÓN

- **Paso 3. Revise que el año y mes sean los seleccionados por Usted.**
- **Paso 4. Presione el botón *"Examinar"* y seleccione el listado de accionistas en formato (.xls) correspondiente al año y mes.**
- **Paso 5. Presione el botón de "Cargar Archivo" para subir el archivo.**

LISTADO DE ACCIONISTA MANUFACTURAS DE PAPEL, (MANPA) C.A.

Año:2007
Mes: Abril
Tipo:ACC
Archivo: Examinar...

Cargar Archivo

Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CEDULA/RIF	antidad de Accion	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10.00	4,38	4,38	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10.00	0,00	4,38	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10.00	0,01	4,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10.00	0,01	4,40	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10.00	0,00	4,40	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10.00	0,08	4,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10.00	0,00	4,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10.00	2,22	6,70	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA (DIFUNTO)	V000025229	1.824.606	10.00	0,08	6,78	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	13	10.00	-	6,78	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.948	10.00	0,00	6,78	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10.00	0,00	6,79	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10.00	0,01	6,79	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10.00	0,00	6,79	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10.00	0,00	6,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10.00	0,06	6,86	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10.00	0,00	6,86	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10.00	0,00	6,86	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10.00	0,00	6,87	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10.00	0,00	6,87	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10.00	0,00	6,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10.00	0,00	6,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10.00	0,00	6,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10.00	0,00	6,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10.00	0,27	7,15	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10.00	0,13	7,29	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10.00	0,27	7,56	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10.00	0,00	7,56	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10.00	0,00	7,56	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE*O LUJAN ALFREDO JOSE.	V006824422	7.182	10.00	0,00	7,56	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.382	10.00	0,01	7,57	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10.00	0,00	7,57	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10.00	0,04	7,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10.00	0,00	7,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES HYADES, C.A.	J002061022	220.000	10.00	0,01	7,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	326.994	10.00	0,01	7,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10.00	0,05	7,69	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10.00	0,10	7,78	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10.00	0,80	8,58	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10.00	0,00	8,58	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10.00	0,00	8,59	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10.00	2,17	10,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005684714	1.368	10.00	0,00	10,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	10	10.00	-	10,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002871262	815.136	10.00	0,04	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A±EZ DELFINO ALBERTO ENRIQUE	V003863396	3.343	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10.00	0,00	10,80	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967348	4.452	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	2.834	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005988832	3.696	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10.00	0,00	10,80	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355478	1.821.458	10.00	0,08	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE*ISTU, C.A.	J003690686	504	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129682	1.764	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.948	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10.00	0,00	10,88	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.388	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003881708	1.302	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003684281	36.682	10.00	0,00	10,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	905.996	10.00	0,04	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006084481	10.064	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE*O BRAUN ALVARO.	V003859996	5.292	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI*O CARLOS	V005074137	672	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10.00	0,00	10,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10.00	0,01	10,94	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10.00	0,00	10,94	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103988	48.678	10.00	0,00	10,94	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10.00	0,00	10,94	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	460.490	10.00	0,02	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006184870	3.424	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10.00	0,00	10,96	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533848	88	10.00	-	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10.00	-	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010348617	294	10.00	0,00	10,96	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535389	4.452	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10.00	-	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009987584	42	10.00	-	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10.00	-	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10.00	0,00	10,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10.00	0,00	10,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10.00	0,00	10,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10.00	0,00	10,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J300569055	51.021.642	10.00	2,22	13,20	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10.00	0,00	13,20	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10.00	0,16	13,36	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10.00	0,15	13,51	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10.00	0,00	13,51	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	642.472	10.00	0,03	13,53	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.000.000	10.00	0,13	13,67	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.250.000	10.00	0,05	13,72	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	6.726.851	10.00	0,25	13,97	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10.00	0,03	14,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10.00	0,03	14,03	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10.00	0,00	14,03	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10.00	0,00	14,03	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10.00	0,00	14,03	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	16.438	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10.00	-	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	6	10.00	-	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10.00	0,00	14,04	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10.00	0,01	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10.00	0,00	14,05	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10.00	0,00	14,05	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10.00	1,92	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004568920	2.394	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI°O PEREZ TRINA MARGARITA	V004516265	29.738	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10.00	0,00	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10.00	-	15,98	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10.00	0,01	15,99	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10.00	0,00	15,99	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10.00	0,01	15,99	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V006870564	1.134	10.00	0,00	15,99	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10.00	0,00	15,99	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10.00	0,00	16,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10.00	0,00	16,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10.00	0,00	16,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825228	5.040	10.00	0,00	16,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.784	10.00	0,00	16,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10.00	0,00	16,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10.00	0,12	16,12	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10.00	0,00	16,12	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10.00	0,02	16,14	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10.00	0,01	16,15	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10.00	0,00	16,15	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10.00	0,01	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612758	1.134	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007386132	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266888	1.890	10.00	0,00	16,16	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE*O JOSE OMAR	V005759118	1.764	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002781454	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.388	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844835	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004673952	12.600	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10.00	0,00	16,16	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10.00	0,89	17,06	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10.00	0,17	17,23	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10.00	0,00	17,23	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10.00	0,02	17,24	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583586	250.090	10.00	0,01	17,26	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10.00	0,00	17,26	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO ALCALA MARIANA	V007254309	5.250	10.00	0,00	17,26	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10.00	0,00	17,26	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10.00	0,00	17,26	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10.00	0,00	17,26	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTADO CARRASCO CIRILO	V000032366	6.750	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10.00	0,00	17,27	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10.00	0,00	17,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10.00	0,00	17,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10.00	0,00	17,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A*EZ DELFINO ARNALDO JOSE.	V003657855	10	10.00	-	17,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	28.250	10.00	0,00	17,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10.00	0,00	17,29	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142716	127.800	10.00	0,01	17,29	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10.00	0,00	17,29	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10.00	0,00	17,29	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10.00	0,00	17,30	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10.00	0,09	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10.00	0,00	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10.00	0,00	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10.00	0,00	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10.00	0,00	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10.00	0,00	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10.00	0,00	17,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10.00	0,00	17,40	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10.00	0,00	17,40	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10.00	0,01	17,41	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10.00	0,00	17,41	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10.00	0,01	17,42	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10.00	0,01	17,42	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005978038	2.400	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10.00	0,01	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816847	12.600	10.00	0,00	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10.00	-	17,43	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10.00	0,00	17,44	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006483879	87.500	10.00	0,00	17,44	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10.00	0,00	17,44	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10.00	0,00	17,44	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUCESION OLIVARES HERIZE ALBERTO	V000023991	575.858	10.00	0,03	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10.00	-	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910698	1.500	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10.00	0,00	17,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10.00	0,00	17,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10.00	0,00	17,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10.00	0,00	17,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10.00	15,28	32,73	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10.00	0,00	32,73	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965181	700	10.00	0,00	32,73	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10.00	0,02	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10.00	-	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10.00	-	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003885301	2	10.00	-	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PI±A RAUF	V010204146	6.000	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10.00	-	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10.00	0,00	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10.00	-	32,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10.00	0,00	32,77	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000648486	4.000	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10.00	0,00	32,77	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	1.157.294.275	10.00	50,45	83,22	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10.00	0,06	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO CARRASQUERO OSCAR ENRIQUE	V005967875	2.167	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10.00	-	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587848	378	10.00	0,00	83,28	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10.00	6,10	89,38	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10.00	0,00	89,38	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10.00	0,00	89,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10.00	0,00	89,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10.00	-	89,39	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10.00	1,08	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003178653	588	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006268167	98	10.00	-	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PE±ALOZA CARMEN ZULAY	V009096246	100	10.00	-	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10.00	-	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410787	2.400	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	16.200	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003669107	4.000	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10.00	0,00	90,47	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10.00	0,01	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987845	2.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308478072	6	10.00	-	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	8.600	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625896	2.300	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718884	8.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10.00	0,00	90,48	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI REINALDO ANDRES(M)	V015976040	4.150	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10.00	0,00	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10.00	-	90,48	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU'EZ ISAVA FERNANDO	V004081010	500	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA'A AMANDA	V004349522	4.500	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003868437	5.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152783	3.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124026	23.500	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10.00	-	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10.00	-	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10.00	-	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10.00	0,00	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10.00	-	90,49	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878839	6.875	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246038	1.570	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10.00	0,00	90,50	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	2.245.284	10.00	0,10	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10.00	0,00	90,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10.00	0,01	90,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10.00	0,00	90,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10.00	0,00	90,61	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	137.239.465	10.00	5,98	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005385211	52.708	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10.00	0,00	96,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004788561	250.000	10.00	0,01	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000987831	3.200	10.00	0,00	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10.00	0,00	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10.00	0,00	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10.00	0,00	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10.00	0,00	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10.00	0,00	96,61	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	888	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349787	1.512	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.480	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005830411	10.000	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914880	740	10.00	0,00	96,62	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDADO SYR GERMAN	V011314861	2.300	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10.00	-	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049578	5.000	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000768223	9.052	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10.00	0,00	96,63	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10.00	0,00	96,64	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	45.800	10.00	0,00	96,64	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10.00	0,11	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10.00	-	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V006304989	18.000	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10.00	0,00	96,75	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10.00	0,00	96,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10.00	0,00	96,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10.00	0,00	96,76	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003885350	3.000.000	10.00	0,13	96,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10.00	-	96,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10.00	0,00	96,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10.00	0,00	96,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10.00	0,00	96,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10.00	0,00	96,89	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	5.175.048	10.00	0,23	97,12	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233834	2.000	10.00	0,00	97,12	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIDO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10.00	0,00	97,12	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10.00	0,01	97,13	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10.00	0,00	97,14	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10.00	0,00	97,14	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10.00	0,00	97,14	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10.00	0,00	97,14	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10.00	0,00	97,14	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10.00	0,97	98,11	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10.00	0,24	98,36	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10.00	0,24	98,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10.00	0,00	98,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	22	10.00	-	98,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	50.000	10.00	0,00	98,60	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528638	3.907.906	10.00	0,17	98,78	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	60.000	10.00	0,00	98,78	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10.00	0,54	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J311927476	22	10.00	-	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10.00	-	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565580	1.260	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003478104	210	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003830803	6.300	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10.00	0,00	99,32	30/04/2007

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10.00	0,00	99,32	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10.00	0,54	99,86	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10.00	0,04	99,90	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	176.994	10.00	0,01	99,91	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	176.994	10.00	0,01	99,92	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	176.994	10.00	0,01	99,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10.00	0,00	99,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10.00	0,00	99,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10.00	-	99,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10.00	-	99,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10.00	0,00	99,93	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10.00	0,07	100,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10.00	0,00	100,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10.00	0,00	100,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ RODRIGUEZ ANTONIO AUGUSTO	V004084324	1.000	10.00	0,00	100,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO CARRASQUERO ADRINA MERCEDES	V005001866	2.167	10.00	0,00	100,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO CARRASQUERO MERCEDES V.	V005539562	2.168	10.00	0,00	100,00	30/04/2007
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE SEQUERA CARLOS JOSE	V002504560	15.000	10.00	0,00	100,00	30/04/2007
				2.294.009.424		100,00		

División Papel, Imprimir, Escribir, Embalar:
Teléfonos (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos (0243) 2401235 - 2401236
Bolsas:
Teléfonos (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12
Municipio Chacao - Caracas
RIF J-00012993-0
NIT 0007464878
Teléfonos (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 MAY 11 PM 3:03
ARCHIVO
RECIBIDO

Caracas, 11 de Mayo de 2007.-

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE VI correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.100.000.000,oo emitida en fecha 11 de Mayo de 2007 hasta el 07 de Septiembre de 2007, por un plazo de 119 días, al 6.75% anual fue colocada en su totalidad el mismo día de su emisión.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque. Torre Country Club, Piso 12
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 11 de Mayo de 2007.

COMISION NACIONAL DE VALORES
ARCHIVO
RECIBIDO
PM 3:02

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE V correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.000.000.000,oo emitida en fecha 07 de Mayo de 2007 hasta el 04 de Octubre de 2007, por un plazo de 150 días, al 6.75% anual fue colocada en su totalidad el mismo día de su emisión.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:——————————

[Letterhead of Manpa]

Caracas, May 16, 2007

Citizen

President of the National Securities and Exchange Commission

Your Office

Attached hereto please find Commercial Registry of the General Shareholders´ Meeting of this company held on April 27, 2007.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. ——————————————————

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF THE POPULAR POWER FOR INTERNAL AFFAIRS AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

LAWYER GLORIA MARIANA GONZALEZ CLARK, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed,

which original is inserted to Volume 69-A-Pro, Number 28 of the year 2007 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

63MAU --

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in Meeting held by the Board of Directors of my principal on April 27, 2007 the following was approved:

The Board of Directors using the powers vested upon it by the General Shareholders´ Meeting held on April 27, 2007 established May 7, 2007 as registry date (limit date of transaction with benefit) and May 14, 2007 as payment date (effective date of registration of benefit) of the ordinary cash dividend of Twelve bolivars (Bs.12.00) per share decreed by the aforementioned Shareholders´ Meeting.

I attach hereto to be registered and filed with the company file kept by this Registry Office an authorized copy of the Minutes of the Board of Directors No.959 dated April 27, 2007.

Likewise, I do hereby request please to issue four (4) certified copies of this participation.

Caracas, at the date of its presentation. (signed) Illegible. ----------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF THE POPULAR POWER FOR INTERNAL AFFAIRS AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

INTERPRETE PUBLICO 3

Caracas, the Fourteenth (14th) of May of the year 2007. Historical years: 197 and 148. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ No. 31291 and is registered with the Commercial Registry under No.-28-VOLUME –69-A-PRO. Fees paid Bs.208481.28 as per Form RM No.629417, Bank No.FM02289518 amounting to Bs.45158.40. Identification was made as follows: CARLOS DELFINO T., I.D. V3659617.

The undersigned, First Commercial Registrar does hereby make known that for this granting officer María T. (illegible), bearer of Identity card No.4690333 moved to the following address: Torre Country Club Av. Francisco de Miranda con Avda. El Parque cerca de Beco Chacaito. This document was reviewed by Lawyer Ana Velandia, officer of the Legal Department and by Lawyer (illegible) Espinoza, officer, Coordinator of Transfers. Revision of the Book of Prohibitions was made by officer José Quintana I.D. 7884161.

The Main First Registrar.

Lawyer Gloria Mariana González Clark (signed) Illegible.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV-63/MAU

Translator's Note:

At the bottom right page there is a wet seal that reads as follows: "FIRST COMMERCIAL REGISTRY OFFICE. Fiscal stamps amounting to 24837 were paid and rendered void in the original of the document levied." --------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted

FIRST COMMERCIAL REGISTRAR.

Translator's Note: By the signature, there is a round wet seal that reads as follows: Bolivarian Republic of Venezuela. Judicial Circuit. Federal District and Miranda State. (The next text is illegible.)" --

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. May 17 P.M. 3:13. FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 9th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

DE VALORES
17 PM 3: 13
RECIBIDO
FAVOR DEVOLVER SELLADO Y FIRMADO

Caracas, 16 de mayo de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito Registro Mercantil de la Asamblea General Ordinaria de Accionistas de esta empresa celebrada 27 de abril de 2007.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

ABOG. GLORIA MARIANA GONZALEZ CLARK, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 69-A-Pro... Número: 28 del año 2007

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente.

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.

63/MAU

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Recibido: 9-5-2007
Otor: 14 MAY 2007
RM.
Teléfono:

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Junta Directiva de mi representada celebrada el 27 de abril de 2007, fue aprobado lo siguiente:

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, estableció como fecha de registro (fecha límite de transacción con beneficio) el 07 de mayo de 2007 y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de mayo de 2007, del dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 959 de fecha 27 de abril de 2007.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

14 MAY 2007

ANEXOS
SOLVENCIAS
INV. COMISARIO
CÉDULA

COMISION NACIONAL DE VALORES

2007 MAY 17 PM 3: 13

ARCHIVO

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Caracas Catorce (14) .... de ..... Mayo .... del Año 2007 .. 197 y 148). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -28- TOMO -69-A- PRO.. Derechos Pagados Bs.208481.28 , Según Planilla RM N°629417, Banco N°FM02289518 Por Bs.:45158.40. La identificación se efectuó así: CARLOS DELFINO T., C.I: V-3659617

Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario Maria T Jamardo titular de la Cédula de Identidad N° 4690333 a la siguiente dirección: Tam Country Club, av. francisco de miranda con avda el parque Cuca de beco Chacaito. El presente documento fue revisado por la Abog. Ana Victoria Velandia funcionaria del Dpto. Legal y por el Abog. Enith Espinoza funcionario, Coordinador de Traslados. La revisón en el Libro de Medidas de Prohibiciones fue realizada por el funcionario Jose Quintana C.I: 7884161

La Registradora Mercantil Primera

Fdo. Abog. GLORIA MARIANA GONZALEZ CLARK

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.

DIV- 63/MAU

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 24832 ... han sido cancelados e inutilizados en el original del documento gravado

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial

COMISION NACIONAL
DE VALORES

2007 MAY 17 PM 3: 13

ARCHIVO
RECIBIDO

Nelly González Díaz
Abogado
Inpre Abogado No. 31291

MANPA

3251

YO, CARLOS DELFINO T., venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"Acta Nº 959: Hoy, veintisiete (27) de abril de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y los Directores Suplentes Fernando Paparoni en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor. Unico: La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 07 de mayo de 2007, y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de mayo de 2007, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de doce bolívares (Bs. 12,oo) por acción, para cada una de las dos mil doscientos noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los veintisiete (27) días del mes de abril del año dos mil siete.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

CARACAS, Catorce (14)... DE .....Mayo..... DEL AÑO DOS MIL Siete...... (FDOS.) CARLOS DELFINO T., Abog. GLORIA MARIANA GONZALEZ CLARK SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 629417

63/MAU

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial

Abog. GLORIA MARIANA GONZALEZ CLARK

REGISTRADORA MERCANTIL PRIMERA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, May 11, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Securities Registry

Dear sirs:

We do hereby make known that SERIES VI corresponding to Issue 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,100,000,000.00 issued on May 11, 2007 until September 7, 2007 for a term of 119 days at a yearly 6.75% was fully placed the same day of issue.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Letterhead of MANPA]

Caracas, May 11, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Securities Registry

Dear sirs:

We do hereby make known that SERIES V corresponding to Issue 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,000,000,000.00 issued on May 7, 2007 until October 4, 2007 for a term of 150 days at a yearly 6.75% was fully placed the same day of issue.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

Translator's Note:

At the upper right margin of each of the two (2) original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 May 11 PM 3:03. FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 4th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------

[Letterhead of MANPA]

Messrs

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.

I, Alejandro Delfino, in my capacity as Executive President of Manufacturas de Papel C.A. (MANPA) S.A.C.A., do hereby submit the Illustrative Table of remunerations of the Company Directors and Executive Personnel for the year 2006 according to the provisions set forth by the Standards Related to Periodical or Occasional Information that Needs to Be Submitted by People Subject to Control by The National Securities and Exchange Commission amended, as due to an involuntary error the table submitted on May 11, 2007 is wrong.

In this regard, and pursuant to the provisions of Article 3 of the standards related to the Periodical Or Occasional Information that needs to be provided by the people subject to control by the National Securities and Exchange Commission and of Article 20 of the Capital Market Law we do hereby request the National Securities and Exchange Commission: We do hereby request before the National Securities and Exchange Commission to keep the information included in the aforementioned table confidential, provided that such information is one of the critical issues of the company in regard to

Alejandro Delfino T. (signed) Illegible.

Executive President.

adelfino@manpa.com.ve

Phone 9012313 --

[Letterhead of MANPA]

Caracas, May 11, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. Informatics Head Office

We do hereby address you to inform you that as the Internet web site http://www.cnv.gov.ve/entes/ does not have the year 2007 in the financial statements section we cannot e-mail the financial statements corresponding to the first quarter of the year 2007 of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

There being no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17 --

[Letterhead of MANPA]

Caracas, May 11, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. Informatics Head Office

We do hereby address you to request you the Statement of Accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. corresponding to the Annual Contribution we have been making since the year 1998.

There being no further matter to discuss and appreciating your attention to this matter.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17 --

Translator's Note:

At the upper right margin of each of the four (4) original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 May 15 AM 11:08. FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 4th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

yo 01145.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA
DE LA COMISION NACIONAL DE VALORES
Presente.

Yo, Alejandro Delfino T, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) SACA atendiendo a lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores, por medio de la presente hago entrega del Cuadro Demostrativo de Remuneraciones de Directores y del Personal Ejecutivo del año 2006 modificado, debido a que por un error involuntario el cuadro presentado con fecha 11 de mayo de 2007 está errado.

En este sentido, y conforme a lo establecido en el artículo 3 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 20 de la Ley de Mercado de Capitales: Solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en el cuadro anteriormente mencionado, debido a que la misma constituye uno de los aspectos críticos de la compañía con relación a la administración de la empresa, y adicionalmente la misma no representa información básica para la toma de decisiones del público inversionista.

En Caracas, a los 14 días del mes de mayo de 2007

Atentamente

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
teléfono: 0212.901.23.13

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 -
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 MAY 14 AM 11: 21
ARCHIVO
RECIBIDO

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA DE LA COMISION NACIONAL DE VALORES
Presente.

Yo, Alejandro Delfino T, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) SACA, por medio de la presente hago entrega formal del Cuadro Demostrativo de Remuneraciones de Directores y del Personal Ejecutivo del año 2006, atendiendo a lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores.

En este sentido, y conforme a lo establecido en el artículo 3 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 20 de la Ley de Mercado de Capitales: Solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en el cuadro anteriormente mencionado, debido a que la misma constituye uno de los aspectos críticos de la compañía con relación a la administración de la empresa, y adicionalmente la misma no representa información básica para la toma de decisiones del público inversionista.

En Caracas, a los 11 días del mes de mayo de 2007.

Atentamente,

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
teléfono: 0212.901.23.13

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 11 de mayo de 2007.

COMISION NACIONAL DE VALORES
RECIBIDO
2007 MAY 14 AM 10:50

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **Dirección de Informática**

Por medio de la presente me dirijo a ustedes con la finalidad de informarles que debido a que en la dirección en internet http://www.cnv.gov.ve./entes/ en la parte de estados financieros no aparece el año 2007, no se puede enviar por esta vía los estados financieros correspondientes al primer trimestre de año 2007 de Manufacturas de Papel, C.A. (MANPA) SACA.

Sin más que agregar y agradeciendo de antemano su gestión a este respecto

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45 Fax: 0212 901 23 17

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 11 de mayo de 2007.

COMISION NACIONAL DE VALORES
2007 MAY 14 AM 10: 50
RECIBIDO

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **Dirección de Administración**

Por medio de la presente me dirijo a ustedes con la finalidad de solicitarles un Estado de Cuenta de Manufacturas de Papel, C.A. (MANPA) SACA correspondiente a la Contribución Anual que venimos realizando desde el año 1998.

Sin más que agregar y agradeciendo de antemano su gestión a este respecto

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45 Fax: 0212 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF THE POPULAR POWER FOR INTERNAL AFFAIRS AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

LAWYER GLORIA MARIANA GONZALEZ CLARK, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 69-A-Pro, Number 32 of the year 2007 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

7/LIZ

<u>Translator's Note</u>:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2007 May 17 PM 3:13 FILE RECEIVED."--

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 27, 2007** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2006, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the two Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration, thus appointing Lic. Jacobo Cohen registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his substitute; Lic. Claudia Valencia registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. Isabel Quintero registered with the College of Administrators under No.15197 as her replacement.

3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

4.- Issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions

of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Banco Venezolano de Credito was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

5. – Issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in several series. Likewise, empowering the Board of Directors with the broadest powers to negotiate, set and establish all the conditions and terms of each series comprising issuance, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. Likewise, authorizing the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issuance. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

6.- Decreeing an ordinary cash dividend of TWELVE (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net earnings corresponding to the fiscal year ending at December 31, 2006 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication of the notice of the dividend that will be published in one (1) newspaper of major national circulation, payable from the

fifth next following day from this last date (effective date of registration with benefit). Likewise, the Board of Directors was delegated fixing registration and payment dates.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue five (5) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ---------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF THE POPULAR POWER FOR INTERNAL AFFAIRS AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Caracas, the Fourteenth (14th) of May of the year 2007. Historical years: 197 and 148. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ No. 31291 and is registered with the Commercial Registry under No.-32-VOLUME –69-A-PRO. Fees paid Bs.2241738.24 as per Form RM No.629667, Bank No.FM02284612-FM02289519 amounting to Bs.82790,40. Identification was made as follows: CARLOS DELFINO T., I.D. V3659617.

The undersigned, First Commercial Registrar does hereby make known that for this granting officer María T. (illegible), bearer of Identity card No.4690333 moved to the following address: Torre Country Club Av. Francisco de Miranda con Avda. El Parque cerca de Beco Chacaito. This document was reviewed by Lawyer Ana Velandia, officer of the Legal Department and by Lawyer (illegible) Espinoza, officer, Coordinator of Transfers. Revision of the Book of Prohibitions was made by officer José Quintana I.D. 7884161.

The Main First Registrar.

Lawyer Gloria Mariana González Clark (signed) Illegible.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/7/LIZ

Translator's Note:

At the bottom right page there is a wet seal that reads as follows: "FIRST COMMERCIAL REGISTRY OFFICE. Fiscal stamps amounting to 47,416.32 were paid and rendered void in the original of the document levied." ------------------------------------

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 27, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Seventh (27th) day of April of the year Two Thousand Seven (2007) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 22, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF J-00023530-9. NOTICE . Company shareholders are convened for a General Shareholders´ Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their

corresponding substitutes as well as setting their remuneration. **3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Caracas, April 22, 2007. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent one thousand nine hundred sixty-seven million three hundred thirty thousand seven hundred seventy-three (1,967,330,773) shares, that is, more than eighty-five

percent (85%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the First Item of the notice – which was read out – that is, considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them.

Immediately, the Second Item of the notice was considered, that is, appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus Lic. Jacobo Cohen becoming elected as First Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders Thus, Lic. Claudia Valencia becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately

thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to Two Million Bolivars (Bs.2,000,000.oo) for yearly exercise for each of the performing Statutory Auditors.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the Third Item of the notice was considered, that is, considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the Fourth Item of the notice was considered, that is, considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. If the project is approved, considering and resolving about appointment and remuneration of the temporary common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others:

amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the Fifth Item of the notice was considered, that is, considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems

convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Then, the Sixth Item was considered, that is, agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders´ Meeting and the attending shareholders unanimously approved it. The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Seventh (27th) day of March of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 27/04/2007

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHAM KATOON HAROON	3,000	0.000
ATRAMIZ VALI ELIAS	100,000	0.004
BRACHO NOGUERA ALBERTO ACACIO	50,000	0.002
DELFINO MONZON JUAN RAFAEL	72,720	0.003
ELLIS ALVAREZ DE LUGO EDWARD JOHN	1,713,386	0.075
ELLIS ALVAREZ DE LUGO EDWARD	78,750	0.003
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	66,736	0.003
GARCIA RODRIGUEZ LEONARDO	16,150	0.001
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GONZALEZ FERRI MANUEL	1,594,510	0.070
HEREDIA JUAN BAUTISTA	100,000	0.004
LEFELD BURGUILLOS HANS WALTER	1,065,000	0.046
PERDOMO GONZALEZ NESTOR	119,238	0.005
REZNICEK WEIRAUCHOVA HANY	2,245,264	0.098
SOTO APONTE PEDRO JOSE	53,800	0.002
ZABALA VELIZ EUNICES JOSEFINA	5,000	0.000
Total shares represented ===>	10,801,164	0.471
Total shares of quorum === >	1,967,330,773	85,759

12

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
GARCIA ELI	**20,456,474**	**0.892**
INVERSIONES 301130, C.A.	20456,474	0.892
GONZALEZ NELLY	**563,724,276**	**24.574**
ARMANECA BIENES Y RAICES, C.A.	49,847,580	2.173
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD.	350,000,000	15.257
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
INMOBILIARIA ARA, S.A.	33,600	0.001
INVERSIONES 2.2.2., C.A.	49,510	0.002
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	531,100	0.023
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,994	0.014
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005

SANCHEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
VETA HOLDINGS AVV	5,175,046	0.226
VETA HOLDINGS A.V.V.	28,700	0.001
GONZALEZ NORA	**1,177,092,977**	**51.312**
ATTICUS EMERGING MARKETS FUNDS, LTD	19,723,031	0.860
BEAR STEARNS SECURITIES CORP.	21	0.0000
FONDO MUTUAL DE VZLA.F.M. DE INV DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,157,294,275	50.449
REZNICEK W. HANY	**18,394,446**	**0.802**
INVERSIONES THOMHAR, C.A.	18,394,446	0.802
VOLPE RICARDO	**176,832,524**	**7.708**
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA	2,618,940	0.114
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
DITTMER MANZANO EGBERT	2,777,938	0.121
FUNDACION CARLOS DELFINO	100,511,658	4.381
GOMEZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 84709., C.A.	777,793	0.034
INVERSIONES 85735, LTD	22	0.000

INVERSIONES 935431, C.A.	10	0.000
INVERSIONES HYADES, C.A.	220,000	0.010
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	9,238	0.000
LARRAZABAL GONZALEZ ENRIQUE	15,700	0.001
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENTS LTD.	22	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	5	0.000
PULIDO MERCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	13	0.000
RODRÍGUEZ ALVAREZ ALEJANDRO	1,000	0.000
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
ZURITAS FANNY	30,912	0.001
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0.001
TOTAL SHARES REPRESENTED ===>	1,956,531,609	85.289
TOTAL QUORUM SHARES ==>	1,967,252,023	85.756

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	3,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,000	0.000

ATRAMIS VALI ELIAS			
Own shares	: ⇒	100,000	0.0048
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
BRACHO NOGUERA ALBERTO ACACIO			
OWN SHARES	: ⇒	50,000	0.002
REPRESENTED SHARES	: ⇒	0	0.000
TOTAL SHARES	: ⇒	50,000	0.002
DELFINO MONZON JUAN RAFAEL			
Own shares	: ⇒	72,720	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	72,720	0.003
ELLIS ALVAREZ DE LUGO EDGARD JOHN			
Own shares	: ⇒	1,792,136	0.078
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,792,136	0.078
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	66,736	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	66,736	0.003
GARCIA ELI			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	20,456,474	0.892
Total shares	: ⇒	20,535,224	0.895
GARCIA RODRIGUEZ LEONARDO			
Own shares	: ⇒	16,150	0.001
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	16,150	0,001
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150

16

Represented shares : ⇒	0	0.000
Total shares : ⇒	3,438,860	0.150

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
GONZALEZ FERRI MANUEL		
Own shares : ⇒	1,594,510	0.070
Represented shares : ⇒	0	0.000
Total shares : ⇒	1,594,510	0.070
GONZALEZ NELLY		
Own shares : ⇒	0	0.000
Represented shares : ⇒	563,724,276	24.574
Total shares : ⇒	563,724,276	24.574
GONZALEZ NORA		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1.177,092,977	51,312
Total shares : ⇒	1,177,092,977	51,312
HEREDIA JUAN BAUTISTA		
Own shares : ⇒	100,000	0.004
Represented shares : ⇒	0	0.000
Total shares : ⇒	100,000	0.004
LEFELD BURGUILLOS HANS WALTER		
Own shares : ⇒	1,065,000	0.046
Represented shares : ⇒	0	0.000
Total shares : ⇒	1,065,000	0.046
PERDOMO GONZALEZ NESTOR		

17

Own shares	: ⇒	119,238	0.005
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	119,238	0.005
REZNICEK W. HANY			
Own shares	: ⇒	2,245,264	0.098
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	20,639,710	0.900
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	53,800	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	53,800	0.002
VOLPE RICARDO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	176,832,524	7.708
Total shares	: ⇒	176,832,524	7.708

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	5,000	0.000
Represented shares	: ⇒	0	0
Total shares	: ⇒	5,000	0.000
ZURITAS FANNY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	30,912	0.001
Total shares	: ⇒	30,912	0.001
General Total shares	: ⇒	1,967,254,023	.. 85.756

(signed) Illegible --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	1,967,252,023
% Quorum:	85,756
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	1,967,252,023
% Quorum Type "A"	85,756

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company domiciled in the city of Caracas and registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, as of March 31, 1950 under No.379, Volume 1-B (File 3251), this capacity as evidenced in Minutes of the Board of Directors No.944 dated April 21, 2006 registered with the First Commercial Registry Office of the Judicial Circuit of the Federal and Miranda State, on May 3, 2006 under No.10, Volume 57-A-Pro, do hereby certify that this list of attending shareholders, representatives/proxy (detailed), special and quorum state include seven (7) folios in total, was issued by Venezolano de Crédito, S.A. BANCO UNIVERSAL, in its capacity as Transfer Agent to have quorum at the General Shareholders´ Meeting held on April 27, 2007 at 12:00 a.m. This certification is issued in Caracas, on the 3rd day of April of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.(MANPA) C.A.Carlos Delfino T. (signed) Illegible.---

Caracas, on the Fourteenth (14th) day of May of the year Two Thousand Seven (signed) CARLOS DELFINO T. Lawyer GLORIA MARIANA GONZALEZ CLARK. THIS CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No.629667.

7/liz

Lawyer GLORIA MARIANA GONZALEZ CLARK (signed) Illegible.

FIRST COMMERCIAL REGISTRAR.

Translator's Note: By the signature, there is a round wet seal that reads as follows: Bolivarian Republic of Venezuela. Judicial Circuit. Federal District and Miranda State. (The next text is illegible." --

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. May 17 P.M. 3:13. FILE RECEIVED." ------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 5th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

ABOG. GLORIA MARIANA GONZALEZ CLARK, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 69-A-Pro... Número: 32 del año 2007

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A C.A

7/LIZ

COMISIÓN NACIONAL DE VALORES

2007 MAY 17 PM 3: 13

ARCHIVO RECIBIDO

Recibido: 9-5-2007
Otor: 14 MAY 2007
Fis: 7MO2287519
R.M.: 6294/18, 629497
Teléfono: 9012276

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el 27 de abril de 2007, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006 con vista de los Informes de la Junta Directiva y de los Comisarios.

2° **La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el **Lic. JACOBO COHEN**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la Lic. **CLAUDIA VALENCIA**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° **Que la compañía continúe con la modalidad de Sociedad Anónima de Capital Autorizado** (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).

4° **La emisión de Obligaciones Quirografarias** hasta por un monto máximo de **CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo)** por año. Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere

ANEXOS
SOLVENCIAS
C. LIBRO. ACC.

14 MAY 2007

el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y como remuneración hasta un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

5° **La emisión de Papeles Comerciales** hasta por un monto de **VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,oo)** por año, para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión, asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

6° **Decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción,** para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Utilidad Neta correspondiente al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso del dividendos, pagadero a partir del quinto día

COMISION NACIONAL
DE VALORES

2007 MAY 17 PM 3: 13

ARCHIVO
RECIBIDO

hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir cinco (05) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

COMISION NACIONAL DE VALORES

2007 MAY 17 PM 3: 13

ARCHIVO

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Caracas, Catorce (14) de Mayo del Año 2007 (197 y 148). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -32- TOMO -69-A- PRO.. Derechos Pagados Bs.2241738.24 Según Planilla RM N°629667, Banco N°FM02284612-FM02289519 Por Bs.:82790.40. La identificación se efectuó así: CARLOS DELFINO T, C.I: V 3659617

Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario María T. Gamardo. titular de la Cédula de Identidad N° 4690333 a la siguiente dirección: Torre Country Club Av. Francisco de Miranda con Avda. El Parque cerca de Beco Chacaito. El presente documento fue revisado por la Abog. Ana Velandia funcionaria del Dpto. Legal y por el Abog. Enith Espinoza. funcionario, Coordinador de Traslados. La revisón en el Libro de Medidas de Prohibiciones fue realizada por el funcionario. José Quintana. C.I: 7884161

La Registradora Mercantil Primera

Fdo. Abog. GLORIA MARIANA GONZALEZ CLARK

REGISTRO MERCANTIL PRIMERO

Los Timbres Fiscales por el monto de 47.416,32 han sido cancelados e inutilizados en el original del documento gravado

ESTA PAGINA PERTENECE A:

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A C.A

DIV- 7/LIZ

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veintisiete (27) de abril del año dos mil siete (2007), siendo las 12:00 m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 22 de abril de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 27 de abril de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de autorización

el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007. Caracas, 22 de abril de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan un mil novecientos sesenta y siete millones trescientos treinta mil setecientas setenta y tres (1.967.330.773) acciones, o sea, más del ochenta y cinco por ciento (85%) del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el Primer Punto de la convocatoria – la cual fue leída -, o sea, Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales, una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

De seguida se procedió a considerar el Segundo Punto de la convocatoria, o sea, Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915, y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Primer Comisario Principal el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su Suplente la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437.

Seguidamente, tomó la palabra Nelly González y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Segundo Comisario Principal la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su Suplente la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato propuso que la remuneración de los Comisarios Principales fuera de Dos Millones de Bolívares (Bs. 2.000.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes.

Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el Cuarto Punto de la convocatoria, o sea, Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs.

25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el Quinto Punto de la convocatoria, o sea, Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES

(Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el Sexto Punto de la convocatoria, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintisiete (27) días del mes de abril del año dos mil siete.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

[signature]

Lic. CARLOS E. DELFINO T.
Presidente

COMISION NACIONAL
DE VALORES

2007 MAY 17 PM 3:13

ARCHIVO
RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	3.000	0,000
ATRAMIZ VALI ELIAS	100.000	0,004
BRACHO NOGUERA ALBERTO ACACIO	50.000	0,002
DELFINO MONZON JUAN RAFAEL	72.720	0,003
ELLIS ALVAREZ DE LUGO EDWARD JOHN	1.713.386	0,075
ELLIS ALVAREZ DE LUGO EDWARD.	78.750	0,003
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	66.736	0,003
GARCIA RODRIGUEZ LEONARDO	16.150	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GONZALEZ FERRI MANUEL	1.594.510	0,070
HEREDIA JUAN BAUTISTA	100.000	0,004
LEFELD BURGUILLOS HANS WALTER	1.065.000	0,046
PERDOMO GONZALEZ NESTOR	119.238	0,005
REZNICEK WEIRAUCHOVA HANY	2.245.264	0,098
SOTO APONTE PEDRO JOSE	53.800	0,002
ZABALA VELIZ EUNICES JOSEFINA	5.000	0,000
Total Acciones Representadas =>	10.801.164	0,471
Total Acciones del Quorum =>	1.967.330.773	85,759

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

COMISION NACIONAL DE VALORES

2007 MAY 17 PM 3:13

ARCHIVO RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
BATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
GARCIA ELI	**20.456.474**	**0,892**
INVERSIONES 301130, C.A	20.456.474	0,892
GONZALEZ NELLY	**563.722.276**	**24,574**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 2.2.2., C.A.	49.510	0,002
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES VEIQUEVE, S.A	127.600	0,006
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0,057
MAURY RODRIGUEZ MARIA EUGENIA	531.100	0,023
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0,014
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
VETA HOLDINGS A V V	5.175.046	0,226
VETA HOLDINGS A.V.V.	28.700	0,001
GONZALEZ NORA	**1.177.092.977**	**51,312**
ATTICUS EMERGING MARKETS FUNDS, LTD	19.723.031	0,860
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.157.294.275	50,449
REZNICEK W. HANY	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
VOLPE RICARDO	**176.832.524**	**7,708**
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.425.072	0,062

COMISION NACIONAL DE VALORES

2007 MAY 17 PM 3:13

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 2

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 84709 C.A.	777.793	0,034
INVERSIONES 85735, LTD	22	0,000
INVERSIONES 935431, C.A.	10	0,000
INVERSIONES HYADES, C.A.	220.000	0,010
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LARRAZABAL GONZALEZ EDUARDO ELIAS	9.238	0,000
LARRAZABAL GONZALEZ ENRIQUE	15.700	0,001
LEIZAOLA LARTITEGUI I=AKI	656.000	0,029
MADINA INVESTMENTS LTD.	22	0,000
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	5	0,000
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	13	0,000
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
ZURITAS FANNY	**30.912**	**0,001**
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0,001
Total Acciones Representadas =>	1.956.529.609	85,289
Total Acciones del Quorum =>	1.967.330.773	85,759

VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A. AGENTE DE TRASPASO SATACORP

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 27/04/2007
SATACORP — PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.000	0,000
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	50.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	50.000	0,002
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
ELLIS ALVAREZ DE LUGO EDWARD JOHN				
	Acciones Propias	:=>	1.792.136	0,078
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.792.136	0,078
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	66.736	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	66.736	0,003
GARCIA ELI				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	20.456.474	0,892
	Total Acciones	:=>	20.535.224	0,895
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	16.150	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	16.150	0,001
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 2

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	1.594.510	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.594.510	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	563.722.276	24,574
	Total Acciones	:=>	563.722.276	24,574
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.177.092.977	51,312
	Total Acciones	:=>	1.177.092.977	51,312
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
LEFELD BURGUILLOS HANS WALTER				
	Acciones Propias	:=>	1.065.000	0,046
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.065.000	0,046
PERDOMO GONZALEZ NESTOR				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	119.238	0,005
REZNICEK W. HANY				
	Acciones Propias	:=>	2.245.264	0,098
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	20.639.710	0,900
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	53.800	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	53.800	0,002
VOLPE RICARDO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	176.832.524	7,708
	Total Acciones	:=>	176.832.524	7,708

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL   FECHA : 27/04/2007
SATACORP   PAGINA: 3

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	5.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.000	0,000
ZURITAS FANNY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.912	0,001
	Total Acciones	:=>	30.912	0,001
	Total Acciones General	:=>	1.967.330.773	85,759

COMISION NACIONAL
DE VALORES

2007 MAY 17 PM 3:13

ARCHIVO
RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/200

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.967.330.773

% Quroum : 85,759

Total Accs. Tipo "A" : 2.294.009.424
Total Accs. Tipo "A" Presentes : 1.967.330.773
% Quroum Tipo "A" : 85,759

VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A. AGENTE DE TRASPASO CARACAS

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el día 31 de marzo de 1950, bajo el Nº 379, tomo 1-B (Expediente 3251), carácter que consta en Acta de Junta Directiva No. 944 de fecha 21 de abril de 2006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 03 de mayo de 2006, bajo el No. 10, Tomo 57-A-Pro, por el presente documento **Certifico que el presente listado de accionistas presentes, representantes / apoderados (detallado), especial y estado de quórum**, que consta de siete (7) folios en total, fue emitido por el Venezolano de Crédito, S.A. BANCO UNIVERSAL, en su condición de Agente de Traspaso, para el establecimiento del quórum de la Asamblea General Ordinaria de Accionistas celebrada el 27 de abril de 2007 a las 12:00 m. Certificado que emito en Caracas, a los tres (03) días del mes de abril de dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Carlos Delfino T.

CARACAS, Catorce (14)... DE ....Mayo....... DEL AÑO DOS MIL .Siete..... (FDOS.) CARLOS DELFINO T, Abog. GLORIA MARIANA GONZALEZ CLARK SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 629667

7/LIZ

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial

Abog. GLORIA MARIANA GONZALEZ CLARK
REGISTRADORA MERCANTIL PRIMERA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, May 7, 2007

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We address you to comply with the provisions of Article 5 of the Standards Related to Periodical or Occasional Information to be submitted by people subject to control by the National Securities and Exchange Commission, as per Resolution 012-2006 as of February 9, 2006. In this connection, we enclose the following documentation:

1. Audited Financial Statements corresponding to the period ended at December 31, 2006.
2. Analysis of Variations year 2006 vs. 2005, Balance Sheet.
3. Analysis of Variations year 2006 vs. 2005, Income and Loss Statement.
4. Letter to the Management (it will be sent further).
5. Report by the Statutory Auditors.
6. Certification of Minutes of General Shareholders' Meeting dated April 27, 2007 and certification of Minutes of the Board of Directors No.959 dated April 27, 2007.

7. Statement of remuneration by the members of the Board of Directors and executive officers (it will be sent further).
8. Report by the administrators.
9. Updated list of shareholders at the date of holding the aforementioned General Shareholders´ Meeting, issued by the Transfer Agent and the "Caja Venezolana de Valores."
10. Report by the Board of Directors about compliance with the principles of Corporate Governance.
11. Request of tax solvency and last Income Tax Return, fiscal year ended at December 31, 2006.
12. Publication of advertisement of payment of dividend.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman. --

ANALYSIS OF VARIATIONS

YEAR 2006 vs. YEAR 2005

BALANCE SHEET

ASSETS

Non-Current Assets

Property, plant and equipment, net

Million of Bolivars -19,386 (-4.48%)

The most significant variations are:

Accumulated depreciation Bs-20,553 million

Note: During the year 2006, the company evaluated the estimated useful life of some assets generating a positive benefit of Bs.2,331 million, and it is estimated that a positive effect of Bs.4,651 million per year will be generated, as provided for by IAS 16.

Reduction lands Bs.-1,568

Reduction construction in progress Bs.-563 million

Increase in machinery and equipment	Bs.+2,082 million
MP-3 enhancing	Bs.801 million
Shell acquisition	Bs.400 million
Shell MP-(acquisition	Bs.336 million
Increase Manpa buildings°	Bs.+354 million
Increase equipment and in transit industrial parts	Bs.+895 million

<u>Participation in affiliates and joint businesses</u>

Bs+2,927 million +281.33%)

	2006	2005
Participations in associated companies	0	0
Participations in joint businesses	3,966,954	1,040,295
	3,966,954	1,040,295

Variation fully corresponds to **Participation in joint businesses** as the result from a positive variation in the results of MCA Bs.+494 million and that the company considered reducing participation in the business of Simco Recycling up to the amount in which accumulated losses reach their investment in such business. Consequently, the book value of participation in this company was reduced to zero (0).

	%	**2006**	**2005**	**Variation**
Simco Recycling Inc.	50	0	-2,432,726	-2,432,726
Manpa Centroamérica, C.A.	50	3,966,954	3,473,021	493,933
		3,966,954	1,040,295	2,926,659

Exceptionally, the following entities, from which it owns 20% or more of its voting rights were not considered entities associated to the Group"

Mandioca	Bs.+2,577 million
Corp. Forest Orinoco	Bs.+769 million
Central Cariaco	Bs.+88 million
Secondary fibers	Bs.+81 million
Total	Bs.3,515 million
Less provision for loss deterioration	Bs.-3,515 million
	Bs. 0 million

Current Assets

Expenses paid in advance

Bs-136 million (-12.20%)

The most outstanding variations of the year 2006 in regard to the previous year are:

Reduction in payment of insurance of corporate assets	Bs.-198 million
Reduction in income tax withheld from third aprties (securities and shares)	Bs-211 million
Websecurity software and antivirus	Bs.+106 million
Increase VPP insurance	Bs.+19 million

Inventories

Bs.+8,954 million (+15.57%)

At December 31, 2006 balances of inventories are detailed herein below:

In million Bs.	2006	%	2005	%	Variation
Finished products	14,244	21.4%	20,657	35.9%	6,413
In-process products	1,197	1.8%	366	0.6%	831
Raw materials	16,186	24.4%	18,568	32.3%	2,382
Spare parts	13,740	20.7%	6,999	12.2%	6,742
In-transit inventory	23,268	35.0%	12,585	21.9%	10,683
Less provision for obsolescence	-2,171	-3.3%	-1,663	-2.9%	-508
Total	**66,465**	**100.0%**	**57,511**	**100.0%**	**8,954**

Inventory variation is mainly a consequence of:

- Increase in In-transit inventory (Bs.+10,683 million)
- Increase in Spare parts (Bs.+6,742 million)
- Reduction in Finsihed products inventory (Bs.-6,413 million)
- Reduction in Raw materials inventory (Bs-2,382 million)

Advances to suppliers

Bs+9,072 million +9.52%)

Balance of this account at closure of December 2006 amounts to Bs.104,409 million and comprises:

(In thousand bolivars)	2006	2005	VARIATION	VARIATION %
COMMERCIAL	65,056,503	56,958,238	8,098,265	14.22%
RELATED COMPANIES	10,058,465	12,413,496	2,355,031	-18.97%
EMPLOYEES	808,691	429,642	379,049	88.22%
SUNDRY DEBTORS	832,464	872,084	-39,620	-4.54%
INCOME TAX PAID IN ADVANCE	928,779	2,400,339	1,471,560	-61.31%
VALUE ADDED TAX IN EXCESS	23,544,48	14,904,864	8,639,564	57.96%
VALUE ADDED TAX TAX CREDIT – NET TO COMPENSATE	1,601,280	1,492,571	108,709	7.28%
GUARANTEED DEPOSITS	2,593,169	7,523,954	4,930,785	-65.53%
	105,423,779	96,995,188	8,428,591	8.69%
LESS PROVISION FOR DOUBTFUL ACCOUNTS	-1,014,483	-1,657,917	643,434	-38.81%
	104,409,296	**95,337.27 1**	**9,072.02 5**	**9.52%**

The increase of Bills and Accounts receivable net is basically product of:

- Increase Commercial accounts receivable BS.+8,098 million (+14.22%) mainly a product of the increase in net sales (15.62%)

- Increase "VAT paid in excess" Bs.+8,640 million (+57.96%)

This is the vat withheld from third parties without being applied.

NOTE: Current balance of VAT PAID IN EXCESS has been approved by Seniat reimbursements amounting to Bs.10,262 million of Manpa and Bs.429 million from its affiliate Transportes Alpes.

- Reduction "Guaranteed Deposits" Bs.-4,931 million (-65.53%)

- Reduction Related accounts receivable Bs.-2,355 million (-18.97%)

Manpa de Centroamérica Bs.-607 milion and Simco Recycling Corp. Bs.-1,624 million

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 6

Investments available for sale

Bs-8,597 million (-97.51%)

Variation mainly corresponds to Bonds 2016 and 2020 that were kept in portfolio for Bs.+7,915 million and the Town Record Bond Bs.760 million in the year 2005.

Cash and cash equivalents

Bs+7,778 million (+48.28%)

The balance of Cash and cash equivalents increased due to:

+ Net cash provided for operating activities Bs.62,239,767 million

+ Net cash provided for investment activities Bs.7,516,652 million

(Mainly sale of investments made in Bonds 2016 and 2020 and sale of Cagua land)

- Cash used in financing activities Bs.-61,978,309 million

Payment of dividends Bs.-61,558,808 million

Payment of Bank debt and Commercial papers net Bs.-419,501 million

Net increase in cash and cash equivalents Bs.7,778,110 million

SHAREHOLDERS' EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY

Bs.-35,905 million (-8.50%)

(in thousand Bolivars)	2005	2005	Absolute Variation	Variation %&
Capital stock	69,632,690	69,632,690	0	0%
Accumulated result from translation from affiliate and joint businesses abroad	206,308	28,224	178,084 0	631% 0%
Retained earnings:			0	0%
Legal reserve	6,963,269	6,963,269	0	0%
Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of its affiliates	119,593,551	119,593,551	0	0%

Undistributed	190,866,116	227,169,429	-30,303,313	-15.98%
Non-realized result in investments	-601,095	-999,188	398,093	-39.84%
Total shareholders equity	**386,660,839**	**422,566,059**	**-35,905,220**	**-8.50%**

The main variation occurs in the Undistributed income account Bs.36,303 million as the result of

Net income for the period	Bs.30,223 million
Less dividends decreed for the period	Bs.-66,526 million
	Bs.-36,303 million
Less variation in the result non realized in investments	Bs+398 million
	Bs.-35,905 million

NON-CURRENT LIABILITY

Provisions for Seniority benefit net of long-term advances

Bs.+1,254 million (+35.10%)

Variation in this item is a consequence of the increase in salaries and in seniority, net of long-term advances.

Deferred income tax

Bs.-8,279 million (-15.187%)

Under the IAS, the income tax provision includes regular income tax (tax rate of the tax legislation on the net tax income for the year) plus the Deferred tax.

The deferred tax includes temporary differences expected to pay or recover by the differences generated between the accounting books and the tax accounting as well as the tax credits, discounts and unused losses.

Deferred taxes are determined based on the balance sheet method.

	2006	**2005**
Liability for deferred income tax	68,522,175	75,680,541
Asset for deferred income tax	25,350,859	21,130,933
Less valuation reserve	3,098,829	-0-

NET OF DEFERRED TAX	46,270,145	54,549,608

In this regard, in the results at December 31, 2006 gives rise to a Deferred income tax for variation among temporary entries of a year compared to the other.

	2006	Bs.46,270,145 million
	2005	Bs.54,549,608 million
Deferred income tax		Bs.-8,279,463 million

Valuation reserve is the portion estimated not to be realized from the lending Deferred income tax from inventories.

CURRENT LIABILITIES

Provision for Seniority benefits net of short-term advances

Bs.1,367 million (+35.32%)

Variation in this entry is a consequence of the increase in salaries and seniority net, of short-term advances.

Commercial papers

Bs.+8,450 million (286.77%)

Variation corresponds to the increase of current Commercial Papers in Bs. 8,450 million.

At closure December 2006 the balance of current commercial papers is Bs.11,396 million.

Short-term loans

Bs-8,850 million (-18.82)

Variation of short-term bank debt was the product of new loans dealt with banks in 2006 net of amortizations made in the year:

Below there are the variations in loan balances by bank at December 2006

BVC	Bs.+6,195 million
Provincial	Bs.+4,778 million
Venezuela	Bs-8,202 million
Mercantil	Bs.-6,061 million
CorpBanca	Bs.+3,364 million
Activalores	Bs.-2,197 million

Dividends payable

Bs.4,967 million (56.88%)

Variation is mainly a result of the dividend of ADR´s pending foreign exchange authorization by CADIVI at December 31, 2006 that **is higher than** ADR´s dividends pending foreign exchange authorization by CADIVI at December 31, 2005

At December 31, 2006 the number of ADR´s is 41,159,966 whereas in the year 2005 ADR´s is 31,959,483.

Balance at December 31, 2006 mainly corresponds to ADR´s dividends pending foreign exchange authorization by CADIVI (a dividend of Bs.17 x share decreed during August 2006).

Taxes payable

Bs2,116 million (720.19%)

The difference is mainly in the variation of the amount of Tax provision on the income of the fiscal year, which was higher when compared to the year 2005 in Bs.+2,169 million.

Accounts payable

Bs.+33,634 million (+46.20%)

Increase of Bills and accounts payable net is the product of a higher balance in the commercial accounts payable, which represent 83% of the total Bills and accounts receivable net.

(In thousand bolivars)

	2006	2005	Variation	%
Commercial	88,106,488	53,780,859	34,325,629	63.82%
Related parts	7,470,640	8,585,122	-1,114,482	12.98%
Others	3,730,177	2,229,675	1,500,502	67.30%
Withheld third-party VAT payable	1,018,384	918,252	100,132	10.90%
Accumulated expenses payable	6,106,817	7,284,469	-1,177,652	16.17%
	106,432.50	(illegible)	(illegible)	(illegible)

Commercial accounts payable

Bs.34,326 million (+63.82%)

Balance at closure amounted to Bs.88,106 million. Increase of accounts payable is mainly a consequence of the Program to Improve Work Capital as well as of the increase in fiber prices and more needs of raw materials due to the increase in sales volume in metric tons.

The most important variations in pulp suppliers are:

(In thousand Bs.)

	2006	2005	Variation
ARACRUZ CELULOSA	2,695,461	0	2,695,461
CELULOSA ARAUCO Y CONSTITUCIÓN	5,326,365	0	5,326,365
CELLMARK	5,931,084	14,739,942	-8,808,858
CMP CELULOSA	5,831,347	3,739,173	2,092,174
SILVANIA	11,858,684	7,421,483	4,437,201
FOREST FIBRES LIMITED	19,305,235	8,698,990	10,606,245
FIBRE SOURCE INTERNATIONAL	6,933,679	2,341,121	4,592,558
	57,881,855	36,940,709	20,941,146

Accounts payable related companies

Bs-1,114 million (-12.98%)

Variation is mainly a consequence of the increase of accounts payable to

- TGM Bs.+744 million
- Simco Recycling Bs.+1,098 million
- Manpa Centroamérica Bs.-763 million.

Other accounts payable

Bs.+1,501 million (67.30%)

The most important variations of the balance of Accounts payable (Others) are:

	Million Bs.
> Royalties	272
> INCE-SSO* payable	1,079
> HCM**	-193
> Employee's Savings Fund	161

INTERPRETE PUBLICO 11

> Other accumulated expenses TransBK 256

Accumulated expenses payable

Bs.-1,178 million (-16.17%)

Variation has been basically a product of the reductions/increments of other accounts, being the most significant:

	Million Bs.
Earnings (Valores y Acciones 1003)	+106
Other contractual benefits	+279
Discounts and bonus on sale	+919
Interests on severance benefits	-223
Accumulated gas consumption	-515
BPCs provision	-600
Commissions payable	-546
Customs expenses, stock verification	-714

(signed) Illegible --

ANALYSIS OF VARIATIONS

YEAR 2006 vs. YEAR 2005

INCOME AND LOSS STATEMENT

Paper Sale Volume (MT)

At closure 2006, sales volume was 142,164 MT vs 129,539 MT in 2005, which represents a reduction of 9.75% (-12,625 MT), a product of the increase of 11.73% (+14,340 MT) in national sales whereas export sales dropped -23.73% (-1,715MT) in regard to the previous year.

The Paper sales mix in MT for the year 2006 compared to the previous year is as follows:

	2006		2005		Variation	
Sales Mix	MT	%	MT	%	MT	%
Export	5,622	3.95%	7,337	5.66%%	-1,715	-23.37%
Local	136,542	96.05%	122,202	94.34%	14,340	11.73%
Total Paper	142,164	100.00%	129,539	100.00%	12,625	9.75%

SALES INCOME

Bs+58,594 million (15.62%)

At December 31, income includes the following (in thousand bolivars):

	2006	2005	Absolute Variation	Variation %
Sale of property	430,244,838	373,406,646	56,838,192	15.22%
Income from rent	2,303,109	845,910	1,457,199	172.26%
Income from services	1,105,983	807,724	298,259	36.93%
	433,653,930	375,060,280	58,593,650	15.62%

Product sales

Bs.+56,838 million (+15.22%)

Net sales at closure of 2006 amounted to Bs.430,245 million that represents a 15.22% increase vs. the previous year mainly as the result of the increase registered in the sales volume, as there were registered price increments at the Hygienic, Sacks Division and Vencaribbean, these two latter with small participation in sales mix.

The average corporate price shows a rise of 4.99% below the yearly inflation rate of 17%. During the year 2006 did not registered a devaluation of the official foreign exchange rate, thus remaining at Bs.2,150 x US$.

	2006	2005	Absolute Variation	%
Average price	3,026,398	2,882,581	143,817	4.99%

Sales costs

Bs.55,341 million (+19.46%)

At closure of the year 2006, the Sales cost increased to Bs.55,341 million (+19.46%) vs. the year 2005, which basically responds to increments in manufacturing expenses and in the costs of fibers and imported raw materials. Manufacturing expenses increased to Bs.19,121 million (+21%), mainly for the increase in:

- Labor in Bs.15,982 million (+51.58%)
- Repair, maintenance and suppliers Bs.3,145 million (+99.63%)
- Contracted services in Bs.-376 million (-6%)

- Depreciation Bs.1,344 million (+26.32%)
- Electricity Bs.-3,548 (-20.62%)

In regard to the increase in fiber costs and spare parts and other imported raw materials, this is a consequence of the increase of international prices as detailed below:

- Long fiber 24% price increase: January 2006 US$560/MT whereas for December 2006 US$694/MT.
- Short fiber 10% price increase: January 2006 US$575/MT whereas for December 2006 US$632/MT.
- Natural fiber 19% price increase: January 2006 US$490/MT whereas for December 2006 US$585/MT.

In regard to the behavior of the average cost per MT, this increases in Bs.194,276 (+8.85%).

	2006	2005	Aboslute Variation	%
Average cost	2,390,096	2,195,821	194,276	8.85%

Gross income

Bs+3,252 million (+3.59%)

Gross income amounted to Bs.93,868 million, increasing to Bs.3,252 million or 3.59%. Nevertheless, the Gross margin decreased 2.51 percentage points in regard to the previous year, achieving 21.65%. Such drop in the Gross margin is a consequence of a higher increase in the sales cost per MT (+8.85%) than that registered in the average sales price for MT (+4.99%).

	2006	2005
Gross Margin	21.65%	24.16%

Sales expenses

Bs.+4,182 million (13.52%)

Sales expenses registered a variation of 13.52% (Bs.4,182 million) when exceeding Bs.30,939 million in 2005 to Bs.35,121 million in 2006. This increment in sales expenses was below the inflation rate of the year of yearly 17%.

Among the most outstanding variations there are:

- Personnel Bs.2,267 million (20%)
- Depreciation Bs.293 million (49%)
- Provision for Doubtful accounts to Bs-1,100 million (-160%)
- Marketing discounts Bs2,011 million (80%) (Hygienic)
- Royalties Bs.972 million (64.5%)
- Publicity and Advertisement Bs-1,855 million (-58%)
- Transportes Alpes Bs.2,014 million

In regard to Sales Expenses as % of Income worsened -0.15 points, when exceeding 8.25% in 2005 to 8.10% in 2006.

	2006	2005	Variation
Sales expenses (in million Bs.)	35,121,317	30,939,453	4,181,864
Sales expenses as %income	8.10%	8.25%	-0.15%

Administration Expenses

Bs.+2,923 million (+15.40%)

Administration expenses registered a variation of Bs.2,923 million (+15.40%) when exceeding Bs.18,985 million in the year 2005 to Bs.21,908 million in the year 2006. The increase in administration expenses was below annual inflation of 17%.

Entries showing a higher variation are:

- Personnel Bs.+2,484 million (23.08%)
- Donation Bs.230 million (100%)
- Contracted services Bs150 million (+14%) (mainly BPC´s Maintenance Contract)
- Maintenance expenses and repairs Bs104 million (+17%)
- Professional fess Board of Directors Bs.63 million (6.71%)
- Associations, fees magazines, journals Bs.70 million (27.5%)
- Rents Bs.98 million (41.25%)
- Professional fees Bs.-62 million (-6.04%)
- Depreciation Bs.-272 million (-20.62%)

Administration expenses as Net sales % improved 0.01 points when reaching 5.05% vs 5.06% of the previous year.

	2006	2005	Variation
Administration expenses (in million Bs.)	21,908,182	18,985,181	2,923,001
Administration expenses as %income	5.05%	5.06%	-0.01%

Income from selling assets

Bs.-83,885 million (100%)

It corresponds to Cagua land selling.

Operating expenses

Bs.+7,021 million (+14.06%)

	2006	2005	Variation
Operating expenses (in million Bs.)	56,945,614	49,924,634	7,020,980
Operating expenses as % income	13.13%	13.31%	-0.18%

Operating earnings

Bs.-3,769 million (-9.26%)

Operating income decreased to Bs.3,769 million or 9.26%, reaching Bs.36,923 million. The Operating margin amounted to 8.51%, which represents a reduction of 2.33 points in regard to the previous year as a consequence of the worsening experienced in the gross profitability as operating expenses as % of income increased 0.18 percentage points in regard to the year 2005.

Operating margin:	2006	2005	Variation
	8.51%	10.85%	(-2.33%)

Participation in results from joint business

Bs.-+1,423million (+154.72%)

	2006	2005	Variation	Variation %&
Participation in results from joint businesses	503,194	-919,621	1,422,815	-154.72%

It corresponds to 50% of Manpa participation in the MCA financial results and in Simco recycling.

Variation results from a higher profit arising from MCA in the year 2006 compared to the year 2005 as during the year ended at December 31, 2006 the company considered reducing participation in the business of Simco Recycling up to the amount in which accumulated losses amounted to its investment in such business. Consequently, the book value of participation in this company was reduced to zero (0).

Loss in swap transactions

Bs.3,672 million (-100%)

	2006	2005	Variation	Variation %&
Loss in swap operations with securities	-	-3,671,665	3,671,665	-100.00%

During the year 2006 no swap transactions were made.

Losses from selling investments available for sale

Bs.-763 million (100%)

(in thousand bolivars)

	2006	2005	Variation	Variation %&
Loss in selling investments available for sale	-762,975	-	-762,975	100.00%

It corresponds to loss from selling bonds issued by the Bolivarian Republic of Venezuela at the beginning of the year 2006, purchased in the year 2005.

OTHER INCOME (DISBURSEMENTS)

ADR commissions

Bs.-9 million (1.87%)

(In thousand bolivars)

	2006	2005	Variation	Variation %
ADR commissions	-514,814	-505,370	-9,444	1.87%

ADR commissions basically remained the same in the year 2005 due to the delay of CADIVI in granting foreign exchange currency for the dividend decreed in August 2006

amounting to Bs.17 x share and, therefore, the delay in paying the commission to the deposit taker.

Bank debit tax

Bs.2,698 million (-87.31%)

(In thousand bolivars)

	2006	2005	Variation	Variation %
Bank debit tax	-392,141	-3,089,757	2,697,616	-87.31%

Official Gazette No.38375 dated February 8, 2006 published the Law repealing the bank debit tax.

Others

Bs.+974 million (-156.28%)

Variation is mainly the result of higher income during the year 2006 as a consequence of the reverse of Simco Recycling provision after reducing participation in Simco Recycling business up to the amount in which accumulated losses reached its investment in such businesses.

Taxes

Bs.-4,853 million (-110.88%)

(In thousand bolivars)

	2006	2005	Variation
Income tax net tax	8,265,695	8,821,272	-555,577
Less:			
Reduction for investments in property, plant and equipment and other credits	-342,329	-1,342,708	1,000,379
	7,923,366	7,478,564	444,802
Income tax from previous year	832,151	829,338	2,813
Total current income tax	8,755,517	8,307,902	447,615
Deferred income tax	-8,279,463	-12,684,919	4,405,456
	476,054	**-4,377,017**	**4,853,071**

Net income

Bs.-5,615 million (-15.67%)

Net income amounted to Bs.30,223 million. Net margin showed a reduction of 2.59 percentage points as a result of the drop in gross profitability.

Net margins	2006	2005	(Variation)
	6.97%	9.56%	-2.59%

(signed) Illegible.

Caracas, March 10, 2007.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated March 17, 2005 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2006 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2006.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 23, 2007 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2006 and the results from its operations for the term ended on that date, pursuant to the International Standards for Financial Information (ISFI) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET CONDENSED

AT DECEMBER 31, 2006

(Stated in thousand bolivars)

	2006
ASSETS	
NON CURRENT ASSETS:	
Property, plant and equipment – Net	413,514,696
Stockholdings in associations and joint business	3,966,954
Total non-current assets	417,481,650
CURRENT ASSETS:	
Expenses paid in advance	976,279
Inventories	66,464,739
Advances to suppliers	1,661,182
Bills and accounts receivable - net	104,409,296
Investments available for sale	219,543
Cash and cash equivalent	23,889,943
Total current assets	197,620,982
TOTAL	615,102,632
SHAREHOLDER'S EQUITY AND LIABILITIES	
SHAREHOLDER'S EQUITY:	

Capital stock	69,632,690
Accumulated result from translation of affiliate and joint business abroad	206,308
Retained earnings:	
Legal reserve	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551
Undistributed	190,866,116
Non realization of results in investments	(601,095)
Total shareholders' equity	386,660,839
NON CURRENT LIABILITIES:	
Provision for severance benefits, net of long-term advances	4,826,028
Deferred tax income	46,270,145
Total non current liabilities	51,096,173
CURRENT LIABILITIES:	
Provision for severance benefits, net of short-term advances	5,236,560
Commercial papers	11,396,409
Short-term loans	38,169,882
Dividends payable	13,700,974
Income tax payable	2,409,289
Accounts payable	106,432,506
Total current liabilities	177,345,620
Total liabilities	228,441,793
TOTAL	615,102,632

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31ST, 2006

(Stated in thousand bolivars, except the net income per share)

	2006
Income from sales	433,653,930
Sale costs	339,785,638
Gross income	93,868,292
Cost and expenses:	
Sales expenses	35,121,317
Overheads and administrative expenses	21,908,182
Income from selling assets	(83,885)
	56,945,614
Operating income	36,922,678
Participation in results from joint business	503,194
Financial costs	(6,480,701)
Financial income	1,134,458
Exchange differences – net	(61,402)
Loss in sale of investments available for sale	(762,975)
Other income (expenditure):	
ADR Commissions	(514,814)
Tax debit bank	(392,141)
Others – net	350,717
	(6,223,664)
Income before taxes	30,699,014

Income tax	(476,054)
Net income	30,222,960
Net income per share:	
Basic	13.17
Diluted	13.17

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 27, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Seventh (27th) day of April of the year Two Thousand Seven (2007) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 22, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF J-00023530-9. NOTICE . Company shareholders are convened for a General Shareholders' Meeting to

INTERPRETE PUBLICO

be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration. **3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. *If approved*, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the *audited Financial* Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, THE REPORT OF THE Board directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007.

INTERPRETE PUBLICO

Caracas, April 22, 2007. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **one thousand nine hundred sixty-seven million two hundred fifty-two thousand twenty-three (1,967,252,023) shares**, that is, more than eighty-five percent (85%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item** of the notice – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors**. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them.

Immediately, the **Second Item** of the notice was considered, that is, **appointing the Main Statutory Auditors and their corresponding substitutes as well as setting their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus Lic. Jacobo Cohen becoming elected as **First Main Statutory Auditor**, who is registered with the College of Administrators under No.12.915 and as his **substitute** Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of

Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders Thus, **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to Two Million Bolivars (Bs.2,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Third Item** of the notice was considered, that is**, considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fourth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and *remuneration* of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue**. If the project is approved, considering and resolving about appointment and remuneration of the temporary common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the

Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to **FIFTY THOUSAND MILLION BOLIVARS** (Bs.50,000,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year. Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fifth Item** of the notice was considered, that is, **considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective

yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Then, the **Sixth Item** was considered, that is, **agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and the attending shareholders unanimously approved it. The Shareholders' Meeting

authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Seventh (7th) day of May of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 27/04/2007

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHAM KATOON HAROON	3,000	0.000
ATRAMIZ VALI ELIAS	100,000	0.004
BRACHO NOGUERA ALBERTO ACACIO	50,000	0.002
DELFINO MONZON JUAN RAFAEL	72,720	0.003
ELLIS ALVAREZ DE LUGO EDWARD JOHN	1,713,386	0.075
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	66,736	0.003
GARCIA RODRIGUEZ LEONARDO	16,150	0.001
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GONZALEZ FERRI MANUEL	1,594,510	0.070
HEREDIA JUAN BAUTISTA	100,000	0.004
LEFELD BURGUILLOS HANS WALTER	1,065,000	0.046
PERDOMO GONZALEZ NESTOR	119,238	0.005
REZNICEK WEIRAUCHOVA HANY	2,245,264	0.098
SOTO APONTE PEDRO JOSE	53,800	0.002

ZABALA VELIZ EUNICES JOSEFINA	5,000	0.000
Total shares represented ===>	10,722,414	0.467
Total shares of quorum === >	1,967,252,023	85,756

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

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MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
GARCIA ELI	20,456,474	0.892
INVERSIONES 301130, C.A.	20456,474	0.892
GONZALEZ NELLY	**563,724,276**	**24.574**
ARMANECA BIENES Y RAICES, C.A.	49,847,580	2.173
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD.	350,000,000	15.257
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
INMOBILIARIA ARA, S.A.	33,600	0.001
INVERSIONES 2.2.2., C.A.	49,510	0.002
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	531,100	0.023
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,994	0.014

PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
VETA HOLDINGS AVV	5,175,046	0.226
VETA HOLDINGS A.V.V.	28,700	0.001
GONZALEZ NORA	**1,177,092,977**	**51.312**
ATTICUS EMERGING MARKETS FUNDS, LTD	19,723,031	0.860
BEAR STEARNS SECURITIES CORP.	21	0.0000
FONDO MUTUAL DE VZLA.F.M. DE INV DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,157,294,275	50.449
REZNICEK W. HANY	**18,394,446**	**0.802**
INVERSIONES THOMHAR, C.A.	18,394,446	0.802
VOLPE RICARDO	**176,832,524**	**7.708**
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA	2,618,940	0.114
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
DITTMER MANZANO EGBERT	2,777,938	0.121
FUNDACION CARLOS DELFINO	100,511,658	4.381
GOMEZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

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MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250

INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 84709., C.A.	777,793	0.034
INVERSIONES 85735, LTD	22	0.000
INVERSIONES 935431, C.A.	10	0.000
INVERSIONES HYADES, C.A.	220,000	0.010
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	9,238	0.000
LARRAZABAL GONZALEZ ENRIQUE	15,700	0.001
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENTS LTD.	22	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	5	0.000
PULIDO MERCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	13	0.000
RODRÍGUEZ ALVAREZ ALEJANDRO	1,000	0.000
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
ZURITAS FANNY	30,912	0.001
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0.001
TOTAL SHARES REPRESENTED ===>	1,956,531,609	85.289
TOTAL QUORUM SHARES ==>	1,967,252,023	85.756

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		

Own shares	: ⇒	3,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,000	0.000
ATRAMIS VALI ELIAS			
Own shares	: ⇒	100,000	0.0048
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
BRACHO NOGUERA ALBERTO ACACIO			
OWN SHARES	: ⇒	50,000	0.002
REPRESENTED SHARES	: ⇒	0	0.000
TOTAL SHARES	: ⇒	50,000	0.002
DELFINO MONZON JUAN RAFAEL			
Own shares	: ⇒	72,720	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	72,720	0.003
ELIAS ALVAREZ DE LUGO EDGARD JOHN			
Own shares	: ⇒	1,713,386	0.075
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,713,386	0.075
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	66,736	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	66,736	0.003
GARCIA ELI			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	20,456,474	0.892
Total shares	: ⇒	20,535,224	0.895
GARCIA RODRIGUEZ LEONARDO			
Own shares	: ⇒	16,150	0.001
Represented shares	: ⇒	0	0,000

INTERPRETE PUBLICO 33

Total shares : ⇒	16,150	0,001
GOMEZ ARRAIZ ROSA ELENA		
Own shares : ⇒	3,438,860	0.150
Represented shares : ⇒	0	0.000
Total shares : ⇒	3,438,860	0.150

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
GONZALEZ FERRI MANUEL		
Own shares : ⇒	1,594,510	0.070
Represented shares : ⇒	0	0.000
Total shares : ⇒	1,594,510	0.070
GONZALEZ NELLY		
Own shares : ⇒	0	0.000
Represented shares : ⇒	563,724,276	24.574
Total shares : ⇒	563,724,276	24.574
GONZALEZ NORA		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1.177,092,977	51,312
Total shares : ⇒	1,177,092,977	51,312
HEREDIA JUAN BAUTISTA		
Own shares : ⇒	100,000	0.004
Represented shares : ⇒	0	0.000
Total shares : ⇒	100,000	0.004
LEFELD BURGUILLOS HANS WALTER		
Own shares : ⇒	1,065,000	0.046

INTERPRETE PUBLICO 34

Represented shares : ⇒	0	0.000
Total shares : ⇒	1,065,000	0.046
PERDOMO GONZALEZ NESTOR		
Own shares : ⇒	119,238	0.005
Represented shares : ⇒	0	0.000
Total shares : ⇒	119,238	0.005
REZNICEK W. HANY		
Own shares : ⇒	2,245,264	0.098
Represented shares : ⇒	18,394,446	0.802
Total shares : ⇒	20,639,710	0.900
SOTO APONTE PEDRO JOSE		
Own shares : ⇒	53,800	0.002
Represented shares : ⇒	0	0.000
Total shares : ⇒	53,800	0.002
VOLPE RICARDO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	176,832,524	7.708
Total shares : ⇒	176,832,524	7.708

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ZABALA VELIZ EUNICES JOSEFINA		
Own shares : ⇒	5,000	0.000
Represented shares : ⇒	0	0
Total shares : ⇒	5,000	0.000
ZURITAS FANNY		
Own shares : ⇒	0	0.000

Represented shares : ⇒	30,912	0.001
Total shares : ⇒	30,912	0.001
General Total shares : ⇒	1,967,254,023	.. 85.756

(signed) Illegibie --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company domiciled in the city of Caracas and registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, as of March 31, 1950 under No.379, Volume 1-B (File 3251), this capacity as evidenced in Minutes of the Board of Directors No.944 dated April 21, 2006 registered with the First Commercial Registry Office of the Judicial Circuit of the Federal and Miranda State, on May 3, 2006 under No.10, Volume 57-A-Pro, do hereby certify that this list of attending shareholders, representatives/proxy (detailed), special and quorum state include seven (7) folios in total, was issued by Venezolano de Crédito, S.A. BANCO UNIVERSAL, in its capacity as Transfer Agent to have quorum at the General Shareholders´ Meeting held on April 27, 2007 at 12:00 a.m. This certification is issued in Caracas, on the 3rd day of April of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.(MANPA) C.A.Carlos Delfino T. (signed) Illegible.----

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 959**. As of today, the Twenty-Seventh (27th) day of April of the year Two Thousand Seven, the members of the Board of Directors: CARLOS DELFINO T.,

Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ALFREDO TRAVIESO, ELENA DELFINO and Acting Director FERNANDO PAPARONI when ALICIA MARIELA PAPARONI is absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor. Sole item: The Board of Directors decided to set May 7, 2007 as registry date (limit date of transaction with benefit) and May 14, 2007 as payment date (effective date of registering the benefit) of the dividend approved by the General Shareholders´ Meeting held on that same date, which decreed an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Twenty-Seventh (27th) day of April of the year Two Thousand Seven.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CARLOS DELFINO T.(signed) Illegible.

Chairman of the Board of Directors. --

[Letterhead of MANPA]

Caracas, March 30, 2007.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (S.A.C.A.) TO THE GENERAL SHAREHOLDERS´ MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST TO DECEMBER THE 31ST, 2006

Dear Shareholders:

Below we are please to submit to your attention The Management Report corresponding to the fiscal year ended at December 31, 2006.

During the year 2006, the company worked in a financial and business environment mainly characterized by the following factors:

1. Local inflation of 16.97% for the period, according to figures published by the Venezuelan Central Bank.
2. Increase in the imported pulp price, main raw material of our products in US$70 per metric tone or 16.72% when reaching in average US$568 per metric tone in the year 2005 at US$663 per metric toe in the year 2006.
3. Foreign exchange rate at bolivars 2,150/US$1 nominally overvalued in 42% when compared to the balanced commercial rate of Bs.3,053/US$1 according to the company devoted to economic surveys METROECONOMICA. This has caused a negative effect of competition on local production when lowering import products, provided the existing subsidy in exchange parity.
4. The government kept the system of price regulation implemented in the year 2003, where hygienic paper Maximum Sales Price (PMVP for its abbreviation in Spanish) were set and have not been modified since then. In addition, the foreign exchange rate for the period 2003 and December 2006 were Bs.1,600/US$1 at Bs.2,150/US$1, which represents an exchange movement of approximately 34.4% whereas accumulated inflation for the same period reached 96.98% according to figures by the Venezuelan Central Bank. The Hygienic Paper Division in the year 2005 represented 41.25% of the total volume of company businesses.

In the year 2006, the total volume of company paper sales amounted to 142,164MT, increasing 9.75% when compared to the 129,539 MT sold in the year 2005.

During the fiscal year ended at December 31, 2006 a Net earning of Bs.30,223 million was obtained according to the International Standards of Financial Information. Net sales amounted Bs.433,654 million, which compared to the sales of the year 2005 amounting to Bs.375,060 million represented an increase of 15.62%.

During the year 2006, the company made capital investments amounting to Bs.2,865 million that were basically addressed to acquire machinery to modernize conversion areas as well as industrial equipment to maintain production processes.

Continuing with the traditional policy of dividends, the Company decreed in the General Shareholders´ Meeting held on April 2006 a cash dividend of Bs.12 per share comprised in the capital stock of the company for a total of 27,528 million. Likewise, in August of same year, the Shareholders´ Meeting agreed to decree an extraordinary cash dividend of Bs.17 per share part of the capital stock of the company. The total dividends allocated during the fiscal year 2006 amounted to Bs.66,526 million, which represents an increase of Bs.20,646 million or 45% when compared to the dividends decreed and paid in the year 2005.

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in areas of management, professional, technical and industrial safety the company carried out its Annual Training Plan in which Bs.60,004 hours/men were invested.

The Board of Directors of Manufacturas de Papel, C.A. (MANPA), S.A.C.A. complies with the provisions of Resolution No.19-1-2005 as of February 2, 2005 issued by the National Securities and Exchange Commission in regard to the principles of Corporate Governance through the functioning of the Audit Committee, which is mainly comprised by Independent Directors according to the criteria set forth in the aforementioned resolution.

Thus, the Board of Directors introduces the most outstanding fact that took place during the fiscal year ended at December 31, 2006 and is willing to thank its personnel who with its effort and dedication helped achieving the company goals.

Pursuant to the Code for Commerce this is submitted to the Shareholders´ Meeting for its approval in view of the Report by the Statutory Auditors, this Management Report and the Balance Sheet and the Audited Profit and Loss Statement for the fiscal year ended from January the 1st and December the 31st, 2006 prepared according to the Financial Reporting Standards (IFRS).

Sincerely,

Lic. Carlos Delfino T. (signed) Illegible.

Chairman of the Board of Directors. ---

BANCO VENEZOLANO DE CREDITO. PROGRAM BATR9019 DATE 04/27/07

VENCRED COMPUTATION

TRANSFER AGENT

BALANCE COMPANY SHAREHOLDERS.

COMPANY: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

TYPE OF SHARES: ALL

Next there are twenty-five (25) pages with the list of company shareholders. Such list has eight (8) columns that from left to right are, namely: Shareholder; Name of shareholder; I.D. Card No./ RIF (Tax Information Registry Number); Total Shares; Class A Shares; Class B Shares; Class C Shares; Class D Shares.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company domiciled in the city of Caracas and registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, as of March 31, 1950 under No.379, Volume 1-B (File 3251), do hereby certify that this list of attending shareholders, including each and every company shareholders at the date of holding the General Shareholders´ Meeting indicated herein below, which includes thirteen (13) folios and that it was issued by Venezolano de Crédito, S.A. BANCO UNIVERSAL in its capacity as Transfer Agent of the Company by the General Shareholders´ Meeting held on April 27, 2007 at 12:00 m. This certification is issued in Caracas, on the 3rd day of May of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.(MANPA) C.A.Carlos Delfino T. (signed) Illegible.----

List of Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with CVV CAJA VENEZOLANA DE VALORES S.A. AS OF April 27, 2007.

Next there are seven (7) pages with the list of company shareholders. Such list has three (3) columns that from left to right are, namely: Sub-Account Number; Sub-Account Name; Amount.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my

capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company domiciled in the city of Caracas and registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, as of March 31, 1950 under No.379, Volume 1-B (File 3251), do hereby certify that this list of attending shareholders, including each and every company shareholders are registered with CVV Caja Venezolana de Valores at the date of holding the General Shareholders´ Meeting indicated herein below, which includes seven (7) folios and that it was issued and sealed by CVV Caja Venezolana de Valores in its capacity as securities fund, by the General Shareholders´ Meeting held on April 27, 2007 at 12:00 m. This certification is issued in Caracas, on the 3rd day of May of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.(MANPA) C.A.Carlos Delfino T. (signed) Illegible.----

[Next, there is a tax return No.0403953 of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. corresponding to the fiscal year 01/01/05 to 12/31/06. Such tax return is illegible] --

[Letterhead of MANPA]

REPORT ABOUT THE METHODS AND PROCEDURES APPLIED IN ITS ORGANIZATION TO PREVENT USING SUCH METHODS AND PROCEDURES AS MEANS TO LEGITIMIZE CAPITAL

The Board of Directors of Manufacturas de Papel, C.A. in compliance with the provisions of number 9, Article 5 of the Amendment to the Standards Related to Periodical or Occasional Information to be Submitted by People subject to Control by the National Securities and Exchange Commission as provided for in Resolution No.012-2006 dated February 9, 2006 and published in Special Official Gazette No.5802 as of March 8, 2006 informed the National Securities and Exchange Commission about the methods and procedures applied by the organization during the year 2006 aimed at preventing their use for capital legitimating.

1. The Board of Directors in Meeting No.950 as of August 25, 2006 approved the Code of Ethics, the Document of Good Corporate Governance and the Institutional Commitment, this latter subscribed by all the members of the Board

of Directors which were forwarded to this entity on October 30, 2006 thus complying with the provisions of Articles 18, 20 and 21 of Resolution 178-2005 dated December 16, 2006 by which the "Standards to Prevent, Control and Tax Capital Legitimating Operations applicable to the Venezuelan Capital Market" are ruled and published in Official Gazette No.38354 on January 10, 2006.

2. The company Executive Presidency on November 21, 2006 formalized appointment of Lic. Beatriz Macero de Manzur as Officer to Comply with Prevention and Control pursuant to the obligation set forth in Article 9 of the aforementioned resolution.
3. In regard to cash payment of dividends that my principal directly makes the internal process aimed at verifying with the transfer agent identity of shareholders, these being individuals or body corporate as well as the conditions to pay them, maintaining an individual file of each with the relevant legal documentation that need to be submitted upon every payment as well as collection authorizations, leaving copies of identification documents of both the shareholder and the authorized officer as well as decided taking the fingerprint of the authorized officer or shareholder, as the case may be.
4. Prior enforcement of the Organic Law against Illicit Trafficking and Consumption of Narcotics and Psychotropic Drugs (Official Gazette No.38337 of December 16, 2005) and the Organic Law against Organized Crime (Official Gazette No.5789 of October 26, 2005), MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. had established controls and procedures for areas to purchase goods and services and of sell and marketing, which were reviewed to determine to be complied with the parameters and criteria established in the standards to prevent the use of the company as means to legitimize capital and that we can summarize as follows:

4.1. File of each supplier or client including the following documentation:

Legal Matters: RIF (Tax Identification Registry Number) and NIT (Tax Information Number), commercial file (articles of incorporation and its amendments), certification in which the company expressly evidences its stockholding, bank references, the last two

financial statements, letter including the list of other clients, certification about financial activity carried out, among others.

Work Matters: Copy of the articles of incorporation of the Safety and Health Committee, Form 14-02 of each employee, last invoice paid to the IVSS (Venezuelan Health Institute), certificate of payment listed of employees affiliated to the Borrowing Law of Housing and Habitat, certificate of compliance with the Food Law, civil liability insurance, safety or risk notice and analysis of charges signed by each employee, pre-employment medical examination, personnel list and list of security personnel, certificate of personnel protection equipment delivery and of uniform, list or inventory of equipment or machines to enter, emergency plan in case of injuries or illnesses.

Information to be updated on a quarter basis.

4.2. In the commercial area the following standards were established for collection:

4.2.1. All the money income shall be broadly supported with the documents evidencing origin of funds, either from selling products manufactured by Manpa or from selling or renting some of its assets or the yielding arising from some of its investments.

4.2.2. In any case, "payments on account of" will be accepted, that is, checks issued by third parties (individuals or body corporate) different form the client or debtor will not be accepted.

4.2.3. In case of national sales, only payments in currency of legal course in Venezuela will be accepted.

4.2.4. Only payments in currency and bills, in currency of legal course in Venezuela, provided that they referred to amounts inferior to that equivalent to 250 tax units.

4.2.5. In no case, payments by using currency and bills in foreign currency will be accepted. In case of exports, clients shall make payments to issue checks, letters of credits or by bank transfer.

4.3. Schedules and entrance and exit days to industrial plants, warehouses, office premises and payment were established.

43

4.4. Standards and procedures were established by area and levels of responsibility to approve purchase of national and imported goods and services.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman. --

[Letterhead of MANPA]

Messrs.

Regional Management of Internal Taxation

National Integrated Service of Tax Administration (SENIAT)

Capital Region

Your Office.

I, Carlos Eduardo Delfino T., a Venezuelan citizen, of this domicile, bearer of Identity Card No.3659317, proceeding in my capacity as Chairman of the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A, a company registered under the Tax Information No. J-00023530-9, this capacity as evidenced by Minutes of the Board of Directors No.944 of April 21, 2006 registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State, on May 3, 2006 under No.10, Volume 57-A-Pro (copy enclose), do hereby respectfully appear before you to request before this entity to issue tax solvency of my principal in order to comply with the provisions of number 10, Article 5, of the Standards Related to Periodical or Occasional Information to be submitted by People Subject to Control by the National Securities and Exchange Commission, published in Special Official Gazette No.5802 as of March 8, 2006 to which purposes I do hereby attach copy of the last Final Income Tax Return.

There being no other matter to discuss and thank you in advance for your attention.

Sincerely,

Carlos E. Delfino (signed) Illegible.

Chairman of the Board of Directors. ---

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Sunday, April 29, 2007. http://www.el-nacional.com Caracas, Venezuela.Year LXIV – No.22869]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.959 dated April 27, 2007 decided to set the record dates and payment of dividends, giving effect to that approved as of April 27, 2007 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2006 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication of the notice of the dividend that will be published in one (1) newspaper of major national circulation, that is on May 7, 2007 (limit date of transaction with benefit), payable from the fifth next following business day from that date, that is, from may 14, 2007 (effective date of registration with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 29, 2007. ---

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, April 29, 2007. Caracas, Venezuela. Year XCVIII–No.35129 – Legal Deposit PP-I9090IDF43 www.eluniversal.com]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.959 dated April 27, 2007 decided to set the record dates and payment of dividends, giving effect to that approved as of April 27, 2007 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2006 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication of the notice of the dividend that will be published in one (1) newspaper of major national circulation, that is on May 7, 2007 (limit date of transaction with benefit), payable from the fifth next following business day from that date, that is, from may 14, 2007 (effective date of registration with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 29, 2007. ---

Deloitte. Lara Marambio & Asociados

Manufacturas de papel, C.A. (MANPA) S.A.C.Aand Affiliates

Report by the Independent Public Accountants.

Consolidated Financial Statements.

Years ended at December 31, 2006 and 2005. ---

Manufacturas de papel, C.A. (MANPA) S.A.C.Aand Affiliates

Report by the Independent Public Accountants.

Consolidated Financial Statements.

Years ended at December 31, 2006 and 2005. -----------------------------------

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 May 8 AM 11:40 FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 7th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

Servicio Nacional Integrado de Administración Aduanera y Tributaria — Adscrito al Ministerio de Finanzas

FORMA DPJ - 00026

DECLARACION DEFINITIVA DE RENTA Y PAGO PERSONAS JURIDICAS, COMUNIDADES Y ... HIDROCARBUROS ...

(7) F - 2006 Nº 0403953

NUMERO DECLARACION 1100000918125-0

SI ESTA ES UNA DECLARACION SUSTITUTIVA — DECLARACION Nº: / /

COMISION NACIONAL DE VALORES
2007 MAY -8 AM 1
ARCHIVO RECIBIDO

A.- DATOS DEL CONTRIBUYENTE

	Ejercicio Gravable Desde (D / M / A)	Hasta (D / M / A)
	01 / 01 / 06	31 / 12 / 06

(01) APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

02 ABR 2007

(02) DIRECCION O DOMICILIO FISCAL: AV. FRANCISCO DE MIRANDA CON AV. EL PARQUE [illegible] TORRE COUNTRY CLUB [illegible]

RIF: J 0 0 0 2 3 5 3 0 9

B.- DATOS DEL APODERADO O REPRESENTANTE LEGAL

APELLIDOS Y NOMBRES: DELFINO CARLOS

RECIBIDO — V 0 3 6 5 8 6 1 7 8

C.- AUTOLIQUIDACION DEL IMPUESTO

	CONCEPTOS		Gravable con Tarifa No. 2			Gravable con Tarifa No. 3	
1	Fuente Territorial: Enriquecimiento Neto o Pérdida Fiscal (Ver sección E Casilla Nº 64 y Nº 65)	137	26.359.626.368	3	144		6
2	Fuente Territorial: Pérdidas Años Anteriores	173		7	494		6
3	Fuente Territorial: Enriquecimiento Gravable o Pérdida Fiscal (1-2) (el resultado de la tarifa Nº 3, traslade a la casilla 10, ítems 445, en caso de ser positivo)	178	26.359.626.368	2	170		0
4	Fuente Extra Territorial: Enriquecimiento Gravable o Pérdida Fiscal (Ver sección F Casilla Nº 7 y Nº 8) El monto de la tarifa Nº 3, traslade a la casilla 12, ítems 460, en caso de ser positivo	401	1.352.492.803	9	408		4
5	Enriquecimiento Neto Mundial Gravable o Pérdida Fiscal (3 + 4) ... Si (3) y (4) son mayores de cero. Si alguno de ellos es negativo, solo se registra la positiva.	421	27.712.119.171	9			
6	Impuesto Determinado según Tarifa Nº 2 ... (casilla 5 x % Tarifa 2) - Sustraendo	368	9.405.320.518	5			

ACREDITAMIENTO DE IMPUESTO PROVENIENTE DE FUENTE EXTRANJERA NO PROPORCIONALES

7	Impuesto Acreditable Pagado en el Exterior (Art. 2 Ley ISLR)	441		9			
8	Total Impuesto Determinado (después de acreditamiento del impuesto pagado en el exterior (Si 6 es mayor o igual a 7) ... (6 - 7)				442	9.405.320.518	8
9	Impuesto Determinado igual a cero (Si 6 es menor que 7) ... (Item 8 = 0,00)						

	IMPUESTOS PROPORCIONALES	Base Imponible			Impuesto Base Territorial (A)			Impuesto Acreditable Pagado Ext. (B)			Impuesto Proporcional a Pagar (A - B)	
10	Fuente Territorial: Enriquecimiento Gravable (Viene de la casilla Nº 3, ítems 170)	445		8	446		4				448	2
11	Fuente Territorial: Ganancias Fortuitas en Especies	455		5	456		4				286	5
12	Fuente Extraterritorial: Enriquecimiento Gravable (Viene de la casilla Nº 4, ítems 408)	460		0	461		9	462		6	463	7
13	Fuente Extra Territorial: Dividendos Mineros	465		5	466		4	467		3	468	2
14	Fuente Extra Territorial: Dividendos Petroleros	470		0	471		9	472		8	473	7
15	Fuente Extra Territorial: Otros Dividendos	475		5	476		4	477		3	478	2
16	Fuente Extra Territorial: Ganancias Fortuitas	480		0	481		9	482		8	483	7
17	Total Impuesto Proporcional (10 + 11 + 12 + 13 + 14 + 15 + 16)										486	1
18	Total Impuesto Autoliquidado Antes de los Anticipos ... (8 + 17)										333	9.405.320.518 1

ANTICIPOS APLICABLES AL IMPUESTO DEL EJERCICIO

19	Impuestos Retenidos en el Ejercicio	221	454.372.219	9			
20	Anticipo por Enajenación de Inmuebles	230		0			
21	Anticipo de Impuestos (Declaración Estimada) Planilla Nro. - 1100000820021-9	201	3.640.006.083	9			
22	Impuesto Pagado en Declaración Sustituida Planilla Nro. -	223		7			
23	Total Anticipos (19 + 20 + 21 + 22)				231	4.095.378.232	9
24	Total Impuesto (Si 18 es mayor o igual a 23) ... (18 - 23)				350	5.309.942.286	0
25	Crédito del Ejercicio (Si 18 es menor que 23) ... (23 - 18)				237		3

REBAJAS AL IMPUESTO AUTOLIQUIDADO

26	Rebajas por Inversiones	211	342.328.995	9			
27	Otras Rebajas	234		6			
28	Total Rebajas (26 + 27)				266	342.328.995	4
29	Total Impuesto del Ejercicio (Si 24 es mayor que 28) ... (24 - 28)				220	4.967.613.291	0
30	Impuesto del Ejercicio, igual a cero (Si 24 es menor que 28) ... (Item 29 = 0,00)						

CREDITO DE IMPUESTO ACTIVOS EMPRESARIALES

31	Crédito de Impuesto a los Activos Empresariales Acumulados	342		8					
32	Crédito de Impuesto a los Activos Empresariales Aplicable en el Ejercicio (monto igual o menor a 29)				343		7		
33	Total Impuesto después de aplicar créditos de activos empresariales (Si 29 es mayor o igual a 32) ... (29 - 32)							344	4.967.613.291 9
34	Créditos de impuestos a los Activos Empresariales Trasladable Para el Ejercicio Siguiente (Si 31 es mayor a 32) ... (31 - 32)				345		9		

IMPUESTO PAGADO EN EXCESO

35	Total Impuesto Pagado en Exceso de Años Anteriores (no compensados / no reintegrados / no cedidos)	341	1.169.599.599	8					
36	Impuesto Pagado en Exceso a rebajar (monto igual o menor 33)				348	1.169.599.599	1		
37	Total Impuesto a Pagar, antes de las Compensaciones (33 - 36)							356	3.798.014.692 5

COMPENSACION

38 COMPENSACIONES CON CREDITOS PROPIOS

NUMERO DECLARACION		TRIBUTO		EJERCICIO		MONTO	
311	9	312	6	313	7	314	8

39 COMPENSACIONES CON CREDITOS ADQUIRIDOS (CESION)

RIF CEDENTE		NUMERO DECLARACION		TRIBUTO		EJERCICIO		MONTO	
315	8	316	4	317	3	318	5	319	1
321	9	322	6	323	7	324	6	325	5

40 RESOLUCIONES DE RECONOCIMIENTO DE CREDITOS (1) REPETICION DE PAGO (2) DEVOLUCION DE RETENCION DE IVA (3) DEVOLUCION DE RETENCION DE IVA ADQUIRIDOS POR CESION

TIPO RESOLUCION		RIF CEDENTE		NUMERO RESOLUCION		FECHA		MONTO	
326	4	327 J0 [illegible]	5	328 0000046998	2	329 14/12/06	1	330 429.759.353	0
331	9	332	8	333 0000068125	7	334 30/03/07	6	335 3.600.000.000	5
336	4	337	3	338	2	339	1	340	0
341	9	342	8	343	7	344	6	345	5

41	Compensación (314 + 319 + 325 + 330 + 335 + 340 + 345)	358	4.029.759.353	4
42	Total Impuesto a Pagar, después de las Compensaciones (37 - 41)	90		0
43	Impuesto Pagado en Exceso no Compensado / no reintegrado más el generado en el ejercicio (35 - 36 + 25)	87	231.743.661	5

QUINTUPLICADO - CONTRIBUYENTE — VALOR FACIAL Bs. 2.000,00

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

PLANILLA DE PAGO — PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

FORMA DPJ - 00026

(7) F - 2006 Nº 0403953

(01) APELLIDOS Y NOMBRES - NOMBRES O RAZON SOCIAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

(05) Nº RIF: J 0 0 0 2 3 5 3 0 9

EJERCICIO GRAVABLE						(25) FORMA DE PAGO	MONTO EN Bs.
(15) DESDE			(16) HASTA			EFECTIVO	0,00
01	01	06	31	12	06	CHEQUE DE GERENCIA	
						CERTIFICADO DE REINTEGRO (CERT.)	
						BONOS DE EXPORTACION	
						BONOS DE LA DEUDA PUBLICA NACIONAL	

CODIGO	CONCEPTO		MONTO EN Bs.	
301010111	IMPUESTO SOBRE LA RENTA OTRAS PERSONAS JURIDICAS	01	[illegible]	9
301010102	[illegible]		[illegible]	9
301010[illegible]	[illegible]		[illegible]	9
301010107	IMPUESTO A EMPRESAS MINERAS SECTOR HIERRO	01		9
301010108	IMPUESTO A EMPRESAS MINERAS SECTOR OTROS MINERALES	01		9

CARGO O TITULAR — FIRMA DEL PAGADOR

83-2000 ... 132

D.- REAJUSTE POR INFLACIÓN AJUSTADO [illegible]

	ACTIVOS NO MONETARIOS								REAJUSTE POR INFLACION
	ACTIVO FIJO		INVENTARIO		CUENTAS POR COBRAR		OTROS NO MONETARIOS		
SALDOS A REAJUSTAR	901	722.389.989 [illegible]		[illegible]		[illegible]		[illegible]	
REAJUSTE POR INFLACION	912	6.464.677.2[illegible]	913	[illegible]	914		915		[illegible]

	PASIVOS NO MONETARIOS								REAJUSTE POR INFLACION
	CUENTAS POR PAGAR REAJUSTABLE		CORTO PLAZO REAJUSTABLE		LARGO PLAZO REAJUSTABLE		OTROS NO MONETARIOS		
SALDOS A REAJUSTAR	921	[illegible]		[illegible]		[illegible]		[illegible]	
REAJUSTE POR INFLACION	932		933		934		935		936

REAJUSTE DEL PATRIMONIO NETO [illegible]

	PATRIMONIO NETO INICIAL		AUMENTOS		DISMINUCIONES		REAJUSTE POR INFLACION	
SALDOS A REAJUSTAR	943	(273.204.859.017)	944		945	48.714.185.094		
REAJUSTE POR INFLACION	954	(46.351.906.381)	955		956	6.866.470.185	957	(39.485.436.196)
TOTAL REAJUSTE POR INFLACION DEL EJERCICIO (TRASLADE A LA SECCION "E" LINEA 58 O 59, SEGUN CORRESPONDA)							958	(18.400.506.361)

E.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACIÓN FISCAL DE RENTAS: FUENTE TERRITORIAL

	INGRESOS PROPIOS DE LA ACTIVIDAD		DATOS CONTABLES			GASTOS		DATOS CONTABLES	
1	EXPORTACIONES	701	12.820.363.080	8	35	SUELDOS Y SALARIOS	735	13.229.882.815	3
2	VENTAS BRUTAS AL SECTOR PUBLICO	702		8	36	INTERESES SOBRE CREDITOS	736	6.009.241.595	4
3	VENTAS BRUTAS AL SECTOR PRIVADO	703	439.187.273.723	7	37	TRIBUTOS TRASLADABLES (Art. 27 # 3)	737	725.708.473	3
4	VENTAS DE INMUEBLES	704		4	38	INDEMNIZACIONES LABORALES	738	1.510.804.185	2
5	REGALIAS NO MINERAS Y ANALOGAS	705		5	39	GASTOS DE ADMINISTRACION Y CONSERVACION DE INMUEBLES	739		1
6	REGALIAS MINERALES Y PARTICIPACIONES ANALOGAS	706		4	40	GASTOS DE ADMINISTRACION DE REGALIAS	740		0
7	INTERESES SOBRE CREDITOS	707		3	41	DEPRECIACIONES Y AMORTIZACIONES	741	322.066.822	9
8	ARRENDAMIENTOS Y SUBARRENDAMIENTOS	708		2	42	OTROS GASTOS	742	49.782.852.029	8
9	OTROS INGRESOS (Excluye Ingresos Sujetos a Impuestos Proporcionales)	709	2.288.147.494	1	43	TOTAL DE GASTOS (35 + ... + 42)	743	71.580.595.900	7
10	MENOS: DEVOLUCIONES REBAJAS Y DESCUENTOS	710	(20.309.008.085)	0	44	UTILIDAD O PERDIDA DEL EJERCICIO CONTABLE (11 - 34 - 43)	744	36.815.536.012	6
11	TOTAL INGRESOS NETOS (1 + ... + 9 - 10)	711	433.975.758.212	9		CONCILIACION FISCAL DE RENTAS			
	COSTOS DE VENTAS					MAS:			
12	INVENTARIO INICIAL	712		8	45	TRIBUTOS NO PAGADOS	745	1.177.127.557	5
13	COMPRAS NETAS NACIONALES	713		7	46	PROVISIONES, RESERVAS Y APARTADOS	746	59.166.671	4
14	COMPRAS NETAS EXTERIOR	714		6	47	MULTAS Y SANCIONES PECUNIARIAS	747		3
15	TOTAL COMPRAS NETAS (13 + 14)	715		5	48	GASTOS DEDUCIDOS EN EJERCICIOS ANTERIORES NO PAGADOS	748	998.396.000	2
16	TOTAL MERCANCIA DISPONIBLE (12 + 15)	716		4	49	INGRESOS CAUSADOS EN EJERCICIOS ANTERIORES COBRADOS	749		1
17	MENOS: INVENTARIO FINAL	717		3	50	EXCEDENTE DE SUELDOS A DIRECTIVOS	750		0
18	COSTO DE VENTAS MERCANCIAS VENDIDAS (16 - 17)	718		2	51	DEPRECIACIONES, AMORTIZACIONES Y OTROS	751	1.239.482.498	9
19	INVENTARIO INICIAL DE MATERIAS PRIMAS	719	13.495.440.261	1	52	OTRO	752	6.795.237.422	8
20	COMPRAS NETAS DE MATERIAS PRIMAS	720	218.630.391.854	0	53	UTILIDAD AJUSTE POR INFLACION	753		7
21	MENOS: INVENTARIO FINAL DE MATERIAS PRIMAS	721	(12.083.517.967)	9	54	TOTAL (45 + ... + 53)	754	10.283.410.158	6
22	MANO DE OBRA DIRECTA	722	11.822.845.255	8		MENOS:			
23	COSTO PRIMO (19 + 20 - 21 + 22)	723	231.865.159.403	7	56	INGRESOS CONTABILIZADOS Y NO COBRADOS	756		4
24	OTRAS REMUNERACIONES	724	32.785.523.454	6	57	GASTOS CAUSADOS EN PERIODOS ANTERIORES Y PAGADOS EN EL EJERCICIO	757		3
25	CONTRIBUCIONES	725	2.349.823.940	5	58	DEPRECIACIONES, AMORTIZACIONES Y OTROS	758	2.318.813.441	2
26	COMPRAS DE BIENES Y SERVICIOS	726	20.888.810.979	4	59	PERDIDA AJUSTE POR INFLACION	759	18.400.506.361	1
27	INVENTARIO INICIAL DE PRODUCTOS EN PROCESO	727	366.120.289	3	60	TOTAL (56 + ... + 59)	760	20.719.319.802	0
28	MENOS: INVENTARIO FINAL DE PRODUCTOS EN PROCESO	728	(1.187.205.044)	2	61	UTILIDAD O PERDIDA FISCAL (44 + 54 - 60)	761	26.359.626.368	9
29	INVENTARIO INICIAL DE PRODUCTOS TERMINADOS	729	19.514.509.802	1	62	MENOS REGALIAS MINERAS Y DEMAS ENRIQUECIMIENTOS NETOS GRAVABLES CON TARIFA Nº 3 (TRASLADE A LA SECCION "C", CASILLA Nº 1 ITEMS 144)	762		8
30	MENOS: INVENTARIO FINAL DE PRODUCTOS TERMINADOS	730	(13.249.518.365)	9					
31	COSTO DE VENTAS PRODUCTOS TERMINADOS (23 + 24 + 25 + 26 + 27 - 28 + 29 - 30)	731	293.351.227.448	8	63	MENOS RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	764		6
32	OTROS COSTOS DE VENTAS	732	32.228.458.852	6					
33	COSTOS DE PRESENTACION DE SERVICIOS	733		7	64	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (61 - 62 - 63) (TRASLADE A LA SECCION "C", CASILLA Nº 3, ITEMS 137)	763	26.359.626.368	7
34	TOTAL DE COSTOS DE VENTAS (18 + 31 + 32 + 33)	734	325.579.686.300	6					

F.- ESTADO DEMOSTRATIVO DE INGRESOS, COSTOS, GASTOS Y CONCILIACIÓN FISCAL DE RENTAS: FUENTE EXTRATERRITORIAL

1	INGRESOS	780	1.382.482.808	0	5	MENOS: REGALIAS MINERAS Y DEMAS ENRIQUECIMIENTO NETOS (TRASLADE A LA SECCION "C" CASILLA Nº 4, TARIFA Nº 3, ITEMS 406)	785		4
2	COSTOS	781		9					
3	GASTOS	782		8	6	MENOS: RENTAS SUJETAS A IMPUESTOS PROPORCIONALES	787		3
4	UTILIDAD O PERDIDA FISCAL (1 - 2 - 3)	784	1.382.482.808	6	7	ENRIQUECIMIENTO NETO O PERDIDA FISCAL (4 - 5 - 6) (TRASLADE A LA SECCION "C", CASILLA Nº 4 Y EN LA TARIFA Nº 2, ITEM [illegible])	788	1.382.482.808	2

G.- PERDIDAS DE AÑOS ANTERIORES PENDIENTES POR COMPENSACIÓN: FUENTE TERRITORIAL

		EJERCICIOS					TARIFA Nº 2			TARIFA Nº 3	
1	190	DESDE:		HASTA:		0	186		5	138	4
2	196	DESDE:		HASTA:		4	187		3	158	2
3	197	DESDE:		HASTA:		5	188		2	189	1
4		TOTAL PERDIDAS FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA Nº 2)					189		7	194	

H.- REBAJAS DEL IMPUESTO POR TRASLADO DE EXCESO DE REBAJAS DE AÑOS ANTERIORES Y POR NUEVAS INVERSIONES HECHAS EN VENEZUELA

	CONCEPTOS	MONTO NETO	%		TOTAL REBAJAS	
1	EXCEDENTES DE REBAJAS POR INVERSIONES EN ACTIVIDADES PETROLERAS			861		2
2	POR NUEVAS INVERSIONES PETROLERAS			862		8
3	EXCEDENTES DE REBAJAS POR INVERSIONES EN OTRAS ACTIVIDADES			863		7
4	NUEVAS INVERSIONES (Art. 57)	3.023.289.950	10	864	342.328.995	6
5	TOTAL REBAJAS (TRASLADE ESTE TOTAL A LA SECCION "C", CASILLA Nº 14)			870	342.328.995	0

I.- CREDITO ACUMULADO DE IMPUESTOS [illegible]

		EJERCICIOS					MONTO	
1	157	DESDE:	HASTA:		8	212		8
2	158	DESDE:	HASTA:		4	213		7
3	159	DESDE:	HASTA:		4	214		6
4		TOTAL EXCEDENTE FUENTE TERRITORIAL (TRASLADE A LA SECCION "C", CASILLA Nº 31)				242		3

J.- IMPUESTO PAGADO EN EXCESO EN EJERCICIOS ANTERIORES (NO COMPENSADOS NI REINTEGRADOS)

1	245	DESDE: [illegible]			
2	248	DESDE: [illegible]			
3		TOTAL IMPUESTO PAGADO EN EXCESO (TRASLADE A LA SECCION "C", CASILLA Nº 35)	241	1.169.[illegible]589	5

K.- [illegible] FUENTE TERRITORIAL

1	IMPUESTO PAGADO: REGALIAS	790		4	IMPUESTO PAGADO: OTROS DIVIDENDOS	793		7
2	IMPUESTO PAGADO: DIVIDENDOS MINEROS	791		5	IMPUESTO PAGADO: GANANCIAS FORTUITAS	794		6
3	IMPUESTO PAGADO: DIVIDENDOS PETROLEROS	792		6	IMPUESTO PAGADO: ENRIQUECIMIENTO NETO	795		5

JURO QUE LOS DATOS CONTENIDOS EN ESTA DECLARACION HAN SIDO DETERMINADOS CON BASE A LAS DISPOSICIONES LEGALES Y EXAMINADOS POR LA PERSONA

LUGAR: CARACAS

FECHA: 27/04/2007

REPRESENTANTE LEGAL Nº DE RIF:

FIRMA DEL CONTRIBUYENTE O REPRESENTANTE LEGAL

YO JOEL AGUILAR CON CEDULA DE IDENTIDAD Nº 7.255.987 DECLARO QUE LOS DATOS Y CIFRAS QUE APARECEN EN LA PRESENTE DECLARACION SON UNA COPIA FIEL Y EXACTA DE LOS DATOS CONTENIDOS EN LOS REGISTROS DE CONTABILIDAD Y CONTROL TRIBUTARIO QUE HAN SIDO LLEVADOS CONFORME A LA LEY.

EN CARACAS A LOS 02 DIAS DEL MES ABRIL DE 2007

FIRMA

END